Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

NuPathe Inc.
(Name of Subject Company)

NuPathe Inc.
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67059M100
(CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

(a)
Name and Address

        The name of the subject company is NuPathe Inc., a Delaware corporation (the "Company" or "NuPathe"), and the address of the principal executive offices of the Company is 7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania 19355. The telephone number for the Company's principal executive offices is (610) 232-0800.

(b)
Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Company's common stock, par value $0.001 per Share (the "Shares"). As of December 20, 2013, there were 33,307,135 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person

(a)
Name and Address

        The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)
Tender Offer

        This Statement relates to the tender offer by DM Merger Sub Inc., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Endo Health Solutions Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO-T dated December 23, 2013 (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the outstanding Shares at a price per Share of $2.85 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company's primary product (such aggregate consideration, the "Offer Price").

        The contingent cash consideration payments are comprised of up to an aggregate of $3.15 per Share (the "Contingent Cash Consideration Payments" or "CCCPs") depending on the net sales of ZECUITY. The Contingent Cash Consideration Payments relating to ZECUITY are payable pursuant to a contingent cash consideration agreement (the "Contingent Cash Consideration Agreement") to be entered into by and among Purchaser, Parent and American Stock Transfer & Trust Company, LLC, as follows: (i) $2.15 per share upon net sales of ZECUITY reaching at least $100,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY (the "Termination Date") and (ii) $1.00 per share upon net sales of ZECUITY reaching at least $300,000,000 during any four consecutive calendar quarters on or prior to the Termination Date, subject to the terms and conditions of the Contingent Cash Consideration Agreement.

        The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer") filed by Parent with the SEC on December 23, 2013. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2013, by and among the Company, Parent and Purchaser (together with any amendments or supplements thereto, the "Merger Agreement"). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Offer, if successful, will be followed by a merger (the "Merger") of Purchaser with and into the Company, with the Company as the surviving corporation and a wholly owned subsidiary of Parent, unless Parent elects in accordance with the Merger Agreement to change the form of the Merger to provide that Purchaser will instead be the surviving corporation (in either case, the "Surviving Corporation"), in either case pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the "DGCL") without any additional stockholder approvals. In the Merger, any Shares not tendered into the Offer, other than Shares held by the Company, Parent, Purchaser or stockholders who have validly exercised their appraisal rights under the DGCL, will be cancelled and automatically converted into the right to receive the same per share consideration paid to stockholders in the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory pre-requisites, if the acquiror holds at least the percentage of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to approve a merger for the acquired corporation under the DGCL and the certificate of incorporation of the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the acquired corporation, no stockholder vote will be required to consummate the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and will cease to exist, and (ii) Shares owned by Company's stockholders who perfect their appraisal rights under the DGCL) will be converted into cash and Contingent Cash Consideration Payments equal in form and amount to the Offer Price paid in the Offer (such aggregate consideration is referred to herein as the "Merger Consideration").

        As discussed below, under Item 3—Past Contacts, Transactions, Negotiations and Agreements—certain holders of Company warrants and awards under the Company's benefit plans including options, restricted stock awards and restricted stock units, shall under certain circumstances also be entitled to receive the Merger Consideration.

        The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 1400 Atwater Drive, Malvern, Pennsylvania 19355 and the telephone number at such principal executive offices is (484) 216-0000.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as noted below, the Information Statement (the "Information Statement") issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3, Item 4 below or Annex B attached hereto or as incorporated by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

Arrangements with Purchaser and Parent

Merger Agreement

        The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 11 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement contains representations, warranties and covenants of the parties as customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business and operations in the ordinary course and consistent with past practices until the Effective Time. Subject to certain limited exceptions in the Merger Agreement, the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company Board. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement in connection with a competing acquisition proposal under certain specified circumstances, the Company may be required to pay Parent a termination fee of $5 million.

        The Merger Agreement has been filed as an exhibit to this Statement to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosures about the Company in the Company's public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on December 23, 2013, are incorporated herein by reference, and are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

Contingent Cash Consideration Agreement

        Pursuant to the Merger Agreement, prior to the closing of the Merger, Purchaser will enter into the Contingent Cash Consideration Agreement with Parent and American Stock Transfer & Trust Company, LLC (the "Paying Agent"), for the purpose of establishing the terms, policies and procedures by which the CCCPs will be paid.

        In the event that Net Sales (as defined in the Contingent Cash Consideration Agreement) during any four consecutive calendar quarters are at least $100,000,000, on or prior to the Termination Date, then Purchaser will pay (through the Paying Agent) to each CCCP holder $2.15 per CCCP. In addition, in the event that Net Sales during any four consecutive calendar quarters are at least $300,000,000, on or prior to the Termination Date, then Purchaser will pay (through the Paying Agent) to each CCCP holder an additional $1.00 per CCCP.

        Parent has agreed to absolutely and unconditionally guarantee the performance when due of all payment obligations of Purchaser under the Contingent Cash Consideration Agreement.

        The foregoing description of the Contingent Cash Consideration Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Contingent Cash Consideration Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

        The Company and Parent entered into an exclusivity agreement, dated as of November 22, 2013 (the "Exclusivity Agreement"), in connection with the consideration of a possible negotiated transaction involving Parent and the Company. Under the Exclusivity Agreement, the Company agreed not to initiate, solicit, engage in negotiations or otherwise cooperate with other proposals to acquire the Company, subject to certain exceptions, until 5:00 p.m. on December 13, 2013, which period would be automatically extended for up to two successive 7-day periods so long as Parent and the Company continued to be working diligently and in good faith to complete the acquisition. The exclusive period was automatically extended on December 13, 2013 until the execution of the Merger Agreement on December 15, 2013. The Exclusivity Agreement did not preclude the Company from engaging in any negotiations or discussions with respect to any equity or debt financing transactions, or any co-promotion, licensing or other partnership transactions, provided that the Company did not enter into a co-promotion, licensing or other partnership agreement relating to ZECUITY during the exclusivity period. The foregoing description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto and are incorporated herein by reference.

Confidentiality Agreement

        The Company and Endo Pharmaceuticals Inc. are parties to a Confidentiality Agreement, dated as of June 7, 2010 (the "Confidentiality Agreement"), pursuant to which, and subject to certain exceptions, each party and its subsidiaries agreed to keep strictly confidential and not to disclose non-public information of the other party delivered or made available to such party, in connection with the consideration by the parties of a potential business relationship between them, except in accordance with the terms of the Confidentiality Agreement. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

        The Company's executive officers and the members of the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company's stockholders generally, as described below. Those interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

        For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein.

Consideration for Shares Tendered Pursuant to the Offer

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same initial cash consideration and CCCPs on the same terms and conditions as the other stockholders of the Company. The directors and executive officers of the Company and their affiliates will own as of January 22, 2014, in the aggregate 10,983,477 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options and restricted stock units held by such individuals but includes shares of restricted stock which are or will have vested as of January 22, 2014, and assumes no shares are transferred, sold or acquired between December 20, 2013 and January 22, 2014. If the directors, executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors, executive officers and their affiliates would receive an aggregate of $31,302,909 in cash, without interest, less any required withholding taxes, and 10,983,477 CCCPs, representing the right to receive an aggregate $34,597,953 in cash if the milestones set forth in the Contingent Cash Consideration Agreement are achieved. For a description of the treatment of stock options, restricted stock units and unvested shares of restricted stock held by the directors and executive officers of the Company, see below under the heading "Merger Agreement—Effect of Merger on Stock Options and Other Equity Awards".

        The Merger Agreement provides that each outstanding unexercised warrant to purchase or otherwise acquire Shares immediately prior to the closing of the Offer will, as a consequence of the closing of the Offer, only entitle the holder thereof to receive, upon exercise of such warrant, the Offer Price. Because Contingent Cash Consideration Payments may be payable in the future pursuant to the Contingent Cash Consideration Agreement, holders of warrants may receive consideration at the Effective Time and/or in the future, depending on when and whether the aggregate cash consideration paid exceeds the exercise price of such holder's warrants. While none of the directors or executive officers of the Company own any warrants, certain entities affiliated with directors of the Company own warrants to purchase in the aggregate 5,000,000 Shares. If all such warrants were exercised and the Shares issuable upon exercise of such warrants were tendered pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, such affiliates would receive an aggregate of $4,250,000 in cash (after deducting payment of the warrant exercise price), without interest, less any required withholding taxes, and 5,000,000 CCCPs, representing the right to receive an aggregate of $15,750,000 in cash if the milestones set forth in the Contingent Cash Consideration Agreement are achieved.

        The following table sets forth, as of January 22, 2014, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding Shares and warrants (after deducting payment of the warrant exercise price), assuming (i) such individual were to tender all of his or her outstanding Shares (including Shares issuable upon exercise of warrants) pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser; (ii) achievement of the milestones set forth in the Contingent Cash Consideration Agreement; and (iii) that no shares or warrants owned as of December 20, 2013 are transferred or additional shares or warrants acquired prior to January 22, 2014 and no shares of restricted stock that will vest prior to January 22, 2014 are forfeited or transferred.

Name	Number of Shares	Number of Shares Issuable Upon Exercise of Warrants	Total Consideration Payable in Respect of Shares and Warrants at the Offer Closing	Total Potential Consideration Payable in Respect of Shares and Warrants Upon Payment of CCCPs
Armando Anido	—	—	—	—
Terri B. Sebree	181,390	—	$516,962	$571,379
Keith A. Goldan	18,875	—	$53,794	$59,456
Michael F. Marino	10,992	—	$31,327	$34,625
Gerald W. McLaughlin	11,771	—	$33,547	$37,079
Wayne P. Yetter	—	—	—	—
Michael Cola	—	—	—	—
James A. Datin	—	—	—	—
William J. Federici	—	—	—	—
Richard S. Kollender(1)	5,590,072	2,500,000	$18,056,705	$25,483,727
Robert P. Roche, Jr.	10,000	—	$28,500	$31,500
Brian J. Sisko(2)	5,160,377	2,500,000	$16,832,074	$24,130,188

(1)
Consists of (i) 5,321,193 shares of common stock and warrants to purchase 2,500,000 shares of common stock with an exercise price of $2.00 per share owned of record by Quaker BioVentures II, L.P. and (ii) 268,879 shares of common stock owned of record by BioAdvance Ventures, L.P.

Quaker BioVentures Capital II, L.P. ("Quaker Capital II L.P.") is the general partner of Quaker BioVentures II, L.P., and Quaker BioVentures Capital II, LLC ("Quaker Capital II LLC") is the general partner of Quaker Capital II L.P. As a result of the control that Quaker Capital II L.P. exercises over Quaker BioVentures II, L.P. and the control that Quaker Capital II LLC exercises over Quaker Capital II L.P., each of Quaker Capital II L.P. and Quaker Capital II LLC may be deemed to beneficially own the shares held of record by Quaker BioVentures II, L.P. Mr. Kollender is a managing member of Quaker Capital II LLC. Mr. Kollender disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares.

Quaker BioAdvance Management, LP ("BioAdvance Management") is the general partner of BioAdvance Ventures, L.P., and Quaker BioVentures Management, LLC ("BioVentures Management") is the general partner of BioAdvance Management. As a result of the control that BioAdvance Management exercises over BioAdvance Ventures, L.P. and the control that BioVentures Management exercises over BioAdvance Management, each of BioAdvance Management and BioVentures Management may be deemed to beneficially own the shares held of record by BioAdvance Ventures, L.P. Mr. Kollender is a managing member of BioVentures Management. Mr. Kollender disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares.

(2)
Consists of 5,160,377 shares of common stock and warrants to purchase 2,500,000 shares of common stock with an exercise price of $2.00 per share owned of record by Safeguard Delaware, Inc., a wholly-owned subsidiary of Safeguard Scientifics, Inc. ("Safeguard"). Mr. Sisko is an officer of Safeguard. Mr. Sisko disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in Safeguard.

Merger Agreement—Effect of Merger on Stock Options and Other Equity Awards

        Under the Merger Agreement, immediately prior to the Effective Time, all outstanding stock options under the Company's 2010 Omnibus Incentive Compensation Plan (including those held by the Company's executive officers and directors) will be cancelled and in consideration for such cancellation, the holders of options will be entitled to receive, at the earliest Valuation Point (each of the Effective Time, the First Net Sales Milestone Date (as defined in the Contingent Cash Consideration Agreement) and the Second Net Sales Milestone Date (as defined in the Contingent Cash Consideration Agreement)), if any, at which the then applicable Per Share Paid Value (as of any Valuation Point, the sum of (1) the per Share cash portion of the Merger Consideration and (2) the amount per Share in cash previously paid or to be paid at such Valuation Point in connection with the Contingent Cash Consideration Agreement exceeds the per-share exercise price under such option):

  1.
  an amount in cash equal to (A) the number of shares of common stock subject to each such option (whether vested or unvested) held by such holder multiplied by the excess, of (1) the then applicable Per Share Paid Value over (2) the per-share exercise price under such option (with such payments to be subject to any applicable tax withholding); and

  2.
  the right to receive, in respect of each share of common stock subject to each such option (whether vested or unvested) held by such holder, each CCCP that, as of such Valuation Point, has not yet become payable pursuant to the terms of the Contingent Cash Consideration Agreement.

        Under the Merger Agreement, immediately before the Effective Time, all outstanding shares of restricted stock and restricted stock units ("RSUs") under the 2010 Omnibus Incentive Compensation Plan (including those held by the Company's executive officers and directors) will be cancelled and of no further force or effect and in exchange for the cancellation of each such award, the holder of such award will receive the per share Merger Consideration for each share of common stock underlying such award, whether vested or unvested (with such payment to be subject to any applicable tax withholding).

        The following table sets forth, assuming the Effective Time occurs on January 22, 2014, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his or her outstanding stock options, RSUs and unvested shares of restricted stock at the Effective Time, assuming (i) such options, RSUs and unvested shares of restricted stock are treated as described in the preceding paragraphs, (ii) achievement of the milestones set forth in the Contingent Cash Consideration Agreement and (iii) that such options, RSUs and unvested restricted shares are not forfeited, transferred or exercised or additional options, RSUs or restricted shares acquired prior to January 22, 2014.

	Number of Shares Subject to Options
			Number of RSUs			Total Consideration Payable in Respect of Options, RSUs and Restricted Shares at the Effective Time	Total Potential Consideration Payable in Respect of Options, RSUs and Restricted Shares Upon Payment of CCCPs
					Number of Unvested Restricted Shares
Name	Vested Options(1)	Unvested Options(2)	Vested RSUs	Unvested RSUs
Armando Anido	—	—	599,930	670,070	—	$3,619,500	$4,000,500
Terri B. Sebree	151,477	—	47,282	118,947	25,907	$665,515	$1,041,576
Keith A. Goldan	99,704	—	45,722	87,387	28,165	$512,219	$777,719
Michael F. Marino	—	—	63,750	108,750	21,984	$522,952	$578,000
Gerald W. McLaughlin	85,749		45,722	87,387	23,542	$503,554	$726,481
Wayne P. Yetter	41,341	15,505	—	13,500	—	$46,838	$142,952
Michael Cola	116,941	15,505	—	13,500	—	$96,548	$358,293
James A. Datin	—	13,500	—	13,500	—	$38,475	$83,160
William J. Federici	45,955	15,505	—	13,500	—	$40,585	$156,216
Richard S. Kollender	—	13,500	—	13,500	—	$38,475	$83,160
Robert P. Roche, Jr.	86,467	15,505	—	13,500	—	$59,979	$262,069
Brian J. Sisko(3)	—	13,500	—	13,500	—	$38,475	$83,160

(1)
Cash consideration payable at the Effective Time in respect of vested options is as follows: Ms. Sebree $154,847; Mr. Goldan $92,725; Mr. McLaughlin $90,646; Mr. Yetter $8,363; Mr. Cola $58,073; Mr. Federici $2,110; and Mr. Roche $21,504. Potential

  consideration payable in respect of vested options upon payment of CCCPs is Ms. Sebree $477,153; Mr. Goldan $314,068; Mr. McLaughlin $270,109; Mr. Yetter $59,792; Mr. Cola $275,133; Mr. Federici $73,056; and Mr. Roche $178,909.

(2)
Cash consideration payable at the Effective Time in respect to unvested options is as follows: Mr. Yetter $0; Mr. Cola $0; Mr. Datin $0; Mr. Federici $0; Mr. Kollender $0; Mr. Roche $0; and Mr. Sisko $0. Potential consideration payable in respect of vested options upon payment of CCCPs is as follows: Mr. Yetter $40,635; Mr. Cola $40,635; Mr. Datin $40,635; Mr. Federici $40,635; Mr. Kollender $40,635; Mr. Roche $40,635; and Mr. Sisko $40,635.

(3)
Mr. Sisko is an officer of Safeguard. Pursuant to Safeguard's employment practices and Safeguard's written agreements with Mr. Sisko, Safeguard may be deemed to be the beneficial owner of the stock options and restricted stock units held by Mr. Sisko.

Potential Payments Upon a Termination of Employment

        The Company has entered into employment agreements (the "Employment Agreements") with each of its executive officers: Armando Anido, Chief Executive Officer, Terri B. Sebree, President, Keith A. Goldan, Senior Vice President and Chief Financial Officer, Michael F. Marino, Senior Vice President, General Counsel and Secretary, and Gerald W. McLaughlin, Senior Vice President and Chief Commercial Officer. The Employment Agreements provide certain protections to the executive officers in the event of their termination in connection with a change in control as summarized below (additional details and definitions can be found in the actual Employment Agreements and related amendments (appended in Exhibits (e)(15)-(23)), which have been filed with the SEC, and which are discussed in more detail below):

        Upon a termination without "cause" or resignation for "good reason" (as defined in the Employment Agreements) within the 90 days preceding a change of control or on or within the 12 months following a change of control, each executive officer is entitled to the following severance payments and benefits:

  •
  Cash severance payments equal to the sum of (1) a multiple of the executive's annual base salary and target annual bonus as of the last day of employment as follows: 2.0x base salary and target annual bonus for Mr. Anido and 1.0x base salary and target annual bonus for Ms. Sebree and for Messrs. Goldan, Marino and McLaughlin, to be paid in accordance with regular payroll over a period of 12 months (other than Mr. Anido who is to be paid in a lump sum within 60 days of termination); and (2) pro-rata annual bonus for the year in which termination occurs;

  •
  Continued medical and dental coverage, for the executive and dependents, if applicable, at the same level in effect at the time of termination for a specified period, as follows: 18 months for Mr. Anido and 12 months for Ms. Sebree and for Messrs. Goldan, Marino and McLaughlin; and

  •
  Immediate vesting of all outstanding and unvested time-based options and other equity-based awards held by the executive at the termination date.

        The above payments and benefits are structured to be "double trigger" benefits. In other words, a change of control by itself does not trigger the above payment or benefits. Rather, such payment and benefits are only provided if the employment of the executive is terminated without "cause" or the executive resigns for "good reason" within the 90 days preceding the change of control or on or within the 12 months following the change of control.

        If all of the conditions to the Offer are satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a "change of control" under each Employment Agreement with each of the executive officers described above. The table below describes the estimated potential payments upon termination of employment with the Company that would be payable to each of the executive officers under the terms of their respective Employment Agreements assuming such executive was terminated effective as of January 22, 2014. The amounts shown reflect only the additional payments or benefits that the executive officer would have received upon the occurrence of the triggering event listed above; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vested as of the Effective Time, absent the triggering event. The amounts shown in the table are estimates only as the actual amounts that may be paid upon an executive's termination of employment can only be determined at the actual time of such termination.

Name	Cash Severance(1)(2)	Other Benefits(3)
Armando Anido	$1,357,025	$42,513
Terri B. Sebree	$500,580	$17,826
Keith A. Goldan	$442,554	$28,342
Michael F. Marino	$429,665	$28,342
Gerald W. McLaughlin	$429,665	$28,342

(1)
Includes salary and target bonus multiple portions of severance payments as described above.

(2)
Excludes amounts executives are entitled to receive pursuant to the Employment Agreements which would have been earned absent the triggering event, including performance-based bonuses for fiscal year 2013 and pro-rata performance-based bonuses for fiscal year 2014. Such annual performance-based bonuses are determined annually by the Company's compensation committee and Company Board based on achievement of corporate and individual objectives for the relevant year in accordance with the terms of the Company's annual performance bonus plan. Set forth in the table below are the minimum, target and maximum annual performance bonuses that each executive is eligible to receive for 2013 and 2014 assuming termination of employment on January 22, 2014.

	2013 Annual Performance Bonus			2014 Pro-Rata Annual Performance Bonus
Name	Minumim	Target	Maximum	Minumim	Target	Maximum
Armando Anido	$0	$233,750	$467,500	$0	$14,512	$29,023
Terri B. Sebree	$0	$126,000	$189,000	$0	$7,822	$11,734
Keith A. Goldan	$0	$111,395	$167,093	$0	$6,916	$10,373
Michael F. Marino	$0	$108,150	$162,225	$0	$6,714	$10,071
Gerald W. McLaughlin	$0	$108,150	$162,225	$0	$6,714	$10,071
(3)
Includes amounts pertaining to continuation of health benefits as described above.

Employment Agreements Following the Merger

        As of the date of this Statement, Parent and Purchaser have informed the Company that no members of the Company's current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. As of the date of this Statement, Parent and Purchaser have also informed the Company that Parent may retain certain members of the Company's management team following the Effective Time.

Merger Agreement Covenants

        Employee Retention.    The Merger Agreement provides that Parent will have no obligation, and the Company will take no action that would have the effect of requiring Parent or the Surviving Corporation, to continue any specific plans or to continue the employment of any specific person of the Company. The Merger Agreement further provides that for a period of one year following the closing of the Offer, Parent will or will cause the Surviving Corporation to either (i) provide the employees of the Company who are employed immediately prior to the Effective Time (the "Covered Employees") who remain employed during such period by Parent, the Surviving Corporation or any of their respective subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to the compensation and benefits provided to the respective Covered Employee by the Company as of the date of the Merger Agreement or (ii) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Parent, the Surviving Corporation or their respective subsidiaries with compensation and benefits that, taken as a whole, have a value substantially comparable, in the aggregate, to the Covered Employees not less than those provided to similarly situated employees of Parent and its subsidiaries from time to time.

        Effect of the Offer on Directors' and Officers' Indemnification and Insurance.    The Merger Agreement provides that for not less than six years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, (i) indemnify and hold harmless all past and present directors, officers and employees of the Company (collectively, the "Indemnified Parties") to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the Company Certificate of Incorporation and Company Bylaws and indemnification agreements, if any, in existence on the date of the Merger Agreement with any Indemnified Parties for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated hereby; (ii) advance or pay any expenses of any Indemnified Party with respect to any such matter pursuant to the Company Certificate of Incorporation, Company Bylaws and indemnification agreements; and (iii) cooperate in the defense of any such matter.

        Pursuant to the terms of the Merger Agreement, Parent will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 250 percent of the last annual premium paid prior to the date of the Merger Agreement; provided that Parent may substitute therefore a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Representation on the Board of Directors

        Following the Offer Closing (as defined in the Merger Agreement), Parent has the right to elect or designate such number of directors (the "Parent Designees"), rounded down to the next whole number, on the Company Board that will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, representation on the Company Board equal to the product of (i) the total number of directors on the Company Board, and (ii) the percentage that the aggregate number of Shares purchased by Purchaser pursuant to the Offer bears to the total number of Shares outstanding at the Offer Closing. However, Parent will not be entitled to designate any directors to serve on the Company Board unless it is the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the outstanding Shares. Under the Merger Agreement, the Company is required, upon request by Parent, to take all actions necessary to enable the Parent Designees to be elected or appointed to the Company Board, including (i) by promptly filling vacancies or newly created directorships on the Company Board, (ii) promptly increasing the size of the Company Board, and/or (iii) promptly securing the resignations of such number of its incumbent directors to the extent necessary to provide Parent with such level of representation.

        The Merger Agreement also provides that in the event that the Parent Designees are elected or designated to the Company Board, then, until the Effective Time, the Company Board shall have at least two directors who are directors on the date of the Merger Agreement and not affiliates, representatives or designees of Parent or Purchaser ("Continuing Directors"). If the Parent Designees are elected or designated to the Company Board, the approval of a majority of the Continuing Directors is required prior to the Effective Time, to take certain actions, including (i) amending or terminating the Merger Agreement, (ii) amending the Company's Certificate of Incorporation or Bylaws, (iii) extending the time for the performance of any of the obligations or other acts of Parent or Purchaser, (iv) waiving compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or waiving of any right of the Company under the Merger Agreement, (v) changing the Company Board's recommendation regarding the Merger Agreement or the Merger, (vi) consenting or acting by the Company Board with respect to the Merger Agreement or the Merger, or (vii) exercising or waiving of any of the Company's rights or remedies under the Merger Agreement or otherwise with respect to the Merger.

        The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

(a)
Solicitation/Recommendation

        The Company Board, during a meeting held on December 15, 2013, by unanimous vote determined that the Offer and the Merger are in the best interests of the Company and its stockholders and are advisable and fair to the Company's stockholders and approved and declared advisable the Offer and the Merger and the form, terms and provisions of the Merger Agreement.

        Accordingly, the Company Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

(b)
Background and Reasons for the Company Board's Recommendation

Background of the Offer and Merger

        The Company's management has periodically explored and assessed, and discussed with the Company Board, potential strategic alternatives available to the Company. These alternatives included strategies to grow and expand the Company's business and operations through collaboration arrangements and licensing agreements, opportunities to merge or combine the Company's operations with other companies in the pharmaceutical and biotechnology sectors and obtaining financing to commercialize the Company's products independently.

History of Financing and Strategic Discussions After Phase III Data in 2009 and through the Company's IPO in 2010

        In June 2009, the Company, still a privately-held entity, engaged MTS Health Partners, L.P. (together with its affiliates, "MTS") to act as financial advisor to the Company in a strategic process to be initiated upon its expected receipt of positive Phase III data for ZECUITY.

        In September 2009, the Company announced positive Phase III data stating that Zelrix (the former name of ZECUITY), met all primary and key secondary endpoints in the pivotal clinical trial, thus paving the way to submission to the United States Food and Drug Administration (the "FDA") for approval.

        Commencing in late 2009 through the Company's initial public offering ("IPO") in August 2010, at the Company's direction, representatives of MTS contacted a broad universe of companies (61 in total), including large to mid-sized pharmaceutical, biotechnology and specialty pharmaceutical companies believed to have strategic interest in the acquisition of late-stage neurology products.

        As 2009 came to a close, the Company determined that it was prudent to pursue financing alternatives, including an IPO, in parallel to continuing strategic discussions. In early 2010, the Company engaged a syndicate of underwriters to pursue an IPO of Company common stock. In order to finance the Company's operating requirements through the Company's expected IPO, the Company sold $10,000,000 of convertible notes to existing investors and management in April 2010 and entered into a $5,000,000 secured term loan with lenders in May 2010.

        In January 2010, the Company engaged in due diligence with a number of possible acquirors, including Company A, Company B and Company C. In addition, Company E was also evaluating the Company and other migraine opportunities but elected not to pursue a transaction at the time. Company E eventually re-engaged with the Company in 2012 and 2013.

        During the first half of 2010, Company B and the Company conducted mutual due diligence on a potential combination based on the premise that trials of Company B's product would result in positive data; however, in June 2010, Company B reported that a Phase III trial failed in meeting its primary endpoint and, as a result, discussions between the parties were terminated. Also, during this time, Company C, a privately-held company, and the Company conducted mutual due diligence. Ultimately, Company C terminated negotiations with the Company citing disagreements on relative valuation and a desire to wait for FDA approval of ZECUITY. Subsequently, Company C was acquired prior to FDA approval of ZECUITY.

        In the summer of 2010, MTS received a preliminary bid from Company A to acquire the Company that was subsequently negotiated several times. The negotiated term sheet in July 2010 contemplated an acquisition of the Company for $50,000,000 in upfront consideration and $355,000,000 in potential contingent payments if certain specified regulatory and commercial milestones were achieved. Ultimately, Company A chose not to proceed citing differences in their view of the commercial potential for ZECUITY compared with the Company's view of the commercial potential for ZECUITY. Although Company A was contacted in each of the strategic processes subsequently conducted by the Company, it did not re-engage in transaction discussions.

        In August 2010, the Company completed the IPO. The Company raised $50,000,000, at a price of $10.00 per share. Leerink Swann LLC ("Leerink") and Lazard Capital Markets LLC ("Lazard") acted as joint book runners and MTS served as a financial advisor to the Company with respect to the IPO.

History of Financings and Strategic Discussions Following the Company's IPO until the Current Strategic Process

        In October 2010, the Company submitted a New Drug Application ("NDA") for marketing approval of ZECUITY to the FDA.

        In late 2010 and early 2011, Company F expressed interest in a potential acquisition of the Company and conducted extensive due diligence. Company F ceased discussions, indicating a preference to re-engage after ZECUITY received FDA approval.

        In March 2011, the Company engaged Lazard and Leerink as placement agents to conduct a private placement of NuPathe equity (a "PIPE"). While over 70 potential institutional investors were contacted, the process did not result in a transaction due to insufficient investor demand. In May 2011, the Company engaged MTS as placement agent to conduct a PIPE focusing on different potential investors, but this process also proved unsuccessful.

        In March 2011, members of senior management of the Company and of Company D met to discuss a potential business combination. Following mutual diligence and an additional March 2011 meeting, the parties terminated discussions due to, amongst other reasons, the cash needs of the combined companies.

        Also in March 2011, members of senior management of the Company and of Company I met to discuss a potential business combination.

        In June 2011, the Company obtained an additional $10,000,000 secured term loan from its then current lenders in order to provide additional capital.

        In August 2011, the Company entered into an equity line of credit with Aspire Capital Fund, LLC ("Aspire") for up to $30,000,000. Under the terms of the agreement with Aspire, the Company had the right to issue common stock over the subsequent two years, with Aspire obligated to purchase shares under certain conditions. The Company received gross proceeds of $500,000 from the sale of common stock to Aspire under the line of credit prior to its expiration in August 2013.

        In August, 2011, the Company received a Complete Response Letter (the "CRL") from the FDA which cited chemistry, manufacturing and safety questions that needed to be addressed before the Company could re-file its NDA for marketing approval for ZECUITY.

        In November 2011, the Company had its "end of review" meeting with the FDA during which it received additional feedback from the FDA regarding the steps that the Company would need to take to re-file its NDA for ZECUITY. With greater visibility as to the path forward for resubmission of the ZECUITY NDA, the Company began evaluating strategic and financing alternatives to obtain additional capital.

        Between November 2011 and May 2012, the Company pursued various strategic opportunities contacting a broad universe of more than 45 companies, resulting in substantive due diligence by Company N and Company E in the first half of 2012. In May 2012, Company N ceased discussions citing economic reasons. Also in May 2012, the Company received a letter of intent from Company E for an exclusive license to ZECUITY in exchange for a $10,000,000 upfront payment and up to $110,000,000 in contingent consideration, subject to achievement of certain performance milestones. At the direction of the Company Board, senior management and representatives of MTS sought to negotiate improved terms. Discussions with Company E ceased when Company E refused to improve the terms.

        In December 2011, the Company submitted a letter of intent for the acquisition of Company M, which had meaningful available cash but limited business opportunities. Company M rejected the Company's offer and completed a transaction with a cash flow positive entity.

        In March 2012, the Company explored a potential merger with Company G, a commercial stage private company, which could have resulted in commercial and organizational infrastructure synergies and product revenues. After conducting mutual due diligence, the Company determined that Company G was not an attractive merger candidate and terminated discussions.

        In July 2012, the Company re-filed its NDA for ZECUITY to the FDA and hired a new Chief Executive Officer, Mr. Anido.

        In August 2012, the Company engaged MTS and Leerink, as placement agents, to conduct a PIPE financing. At the Company's direction, representatives of MTS and Leerink contacted approximately 100 institutional investors in connection with the PIPE. Due to insufficient investor demand in a common stock offering, the Company issued units consisting of preferred stock and warrants in order to successfully complete the financing. In October 2012, the Company sold $28,000,000 of units at per unit price of $2.00, with each unit consisting of 1/1,000th of a share of Series A preferred stock and a warrant to purchase one share of the Company's common stock. Each 1/1,000th of a share of Series A preferred stock was initially convertible into one share of common stock, accrued quarterly dividends at a rate per annum of 8%, had a liquidation preference of $2.00 (plus accrued and unpaid dividends), and had certain other powers, preferences and rights. The warrants had an exercise price of $2.00 per share. Both the Series A preferred stock and warrants included "full-ratchet" anti-dilution price protection. In February 2013, 100% of the shares of the then outstanding Series A preferred stock automatically converted into Company common stock and the anti-dilution protection feature of the warrants was terminated.

        In November 2012, the Company obtained a new secured term loan resulting in $8.5 million in proceeds, $8.0 million of which was used to repay the Company's existing credit facility.

Current Strategic Process—FDA Approval of ZECUITY

        In October 2012, the Company, with the advice and input of MTS, developed a strategy to re-initiate a more formal exploration of strategic alternatives. On November 7, 2012, at a regular meeting of the Company Board, the Company Board authorized management to pursue the strategy presented to the Company Board. Following such meeting, at the Company's direction, representatives of MTS contacted a range of strategic parties vetted with the Company Board. A total of 47 companies were contacted throughout the process (including Company A, Company E, Company F, Company I and Company N) with the Company entering into confidential discussions with approximately half of the 47 companies.

        On January 17, 2013, ZECUITY was approved by the FDA for the acute treatment of migraine with or without aura in adults. With FDA approval in hand, the Company initiated the commercial manufacturing qualification and validation processes in preparation for a ZECUITY launch in late 2013, with or without a strategic partner.

        Throughout January, the Company conducted meetings with various strategic parties to assess mutual interest in a potential partnership, merger or acquisition or other strategic transaction. On January 25, 2013, the Company Board held a special meeting via conference telephone to discuss the strategic process and to provide direction to MTS and senior management regarding next steps. On January 29, 2013, at the Company's direction, representatives of MTS sent preliminary process letters to the 10 parties who expressed continuing interest in executing a strategic transaction with the Company. An additional five parties that later confirmed interest were also sent preliminary process letters through mid-February 2013. All process letters requested initial, non-binding indications of interest by March 1, 2013.

        On March 1, 2013, Company H submitted a written initial non-binding indication of interest to acquire all of the outstanding equity of the Company for an upfront cash payment of $130,000,000.

While no other written indications of interest were received by March 1, 2013, Company F, Company I and Company K expressed verbal interest to remain in the process, with the potential to submit a bid in the near term. Company E also re-engaged discussions about a potential transaction, initially conveying a preliminary non-binding verbal offer for an exclusive license to ZECUITY for an upfront cash payment in the range of $80,000,000 - $100,000,000 and then revising it down to $60,000,000 -$80,000,000 with potential additional contingent consideration. Company E subsequently withdrew its offer citing its own internal corporate matters.

        On March 7, 2013, the Company Board held a special meeting with senior management and representatives of MTS and the Company's outside legal counsel, Morgan, Lewis & Bockius LLP ("Morgan Lewis") to evaluate Company H's offer. The Company Board formed a special transaction committee, consisting of Messrs. Datin, Federici, Kollender and Yetter, to evaluate Company H's offer and any other offers that may result from the Company's ongoing strategic process and to oversee the strategic process at times when the full Company Board was unavailable (the "Transaction Committee").The Board directed MTS to seek an improved offer from Company H.

        On March 15, 2013, the Transaction Committee held a meeting by conference telephone with senior management and representatives of MTS and Morgan Lewis to further evaluate Company H's offer and to discuss Company-prepared financial forecasts and the status of Company H's due diligence and other potential interested parties.

        On March 18, 2013, Company F formally withdrew from the process citing insufficient overlap between their current commercial franchises and ZECUITY. Company I and Company K reiterated strategic interest in a potential combination but both relayed their inability to submit a written indication of interest in the near term.

        On March 20, 2013, Company H submitted a second non-binding indication of interest to acquire 100% of the Company's equity on a fully-diluted, debt-free cash-free basis for an aggregate purchase price of $145,000,000 in cash.

        On March 21, 2013, the Company Board evaluated Company H's revised offer at a regularly scheduled meeting. In addition to senior management, representatives of MTS and Morgan Lewis participated in the meeting.

        On March 29, 2013, the Transaction Committee held a meeting by conference telephone with senior management and representatives of MTS and Morgan Lewis to discuss Company H's diligence, other potential interested parties and to provide direction to MTS and senior management regarding next steps. Following such meeting, at the direction of the Company, representatives of MTS sent Company H a final process letter requesting the submission of a best and final proposal.

        Throughout April 2013, Company H conducted confirmatory diligence.

Current Strategic Process in Mid-2013

        On May 1, 2013, the day its final proposal was due, Company H informed representatives of MTS, and later Mr. Anido, that its board of directors had voted against an acquisition of the Company and that the Company H board had reached the conclusion that it would not support an acquisition of the Company even at a reduced purchase price. Also on May 1, 2013, the Transaction Committee held a meeting by conference telephone with senior management and representatives of MTS to discuss Company H's decision not to pursue an acquisition of the Company and to provide direction to MTS and senior management regarding next steps. Following the pronouncement from Company H, the Company re-initiated strategic discussions with several parties, including Company I and Company K.

        On May 15, 2013, the Company Board held a special meeting via conference telephone with senior management to explore financing alternatives and to discuss the Company's ongoing strategic process.

The Company Board authorized management to engage Armentum Partners, LLC ("Armentum") to pursue debt financing on behalf of the Company.

        On May 22, 2013, Company H and representatives of MTS entered into exploratory discussions involving a co-promotion partnership transaction between Company H and the Company. The partnership deal terms initially proposed by Company H on June 5, 2013 were a $10,000,000 upfront payment, a profit share of 70% for Company H versus 30% for the Company, Company H to fund losses, and a one-time milestone payment of $35,000,000 if net annual sales reached $350,000,000, with manufacturing done by the Company at cost plus 15%. Discussions surrounding terms, structure and other matters took place on an episodic basis throughout the summer and fall of 2013.

        On May 29, 2013, member of the senior management teams of the Company and of Company K met to discuss a potential business combination. On June 10, 2013, Mr. Anido and representatives of MTS met with Company I's chief executive officer and head of business development to explore a strategic transaction. Between July and October 2013, the Company conducted simultaneous strategic discussions with Company I and Company K focused on potential co-promotion partnerships. Discussions with Company I were focused on the cross-co-promotion of each party's respective products but failed to progress into contract discussions because of significant additional financing needs. Discussions with Company K evolved into the consideration of a merger between the parties, but ultimately Company K declined to proceed citing a desire receive a regulatory decision on its pending NDA.

        On June 18, 2013, Mr. Anido was contacted by management of Company L regarding a potential merger transaction.

        On June 28, 2013, prior to conducting any diligence, Company L sent an unsolicited offer to acquire the Company for $80,000,000 and requested that the Company enter into exclusive negotiations with it. On June 30, 2013, the Transaction Committee held a meeting by conference telephone with senior management and representatives of MTS to consider Company L's offer. The Transaction Committee directed senior management and MTS to seek improved terms from Company L but to not enter into exclusivity at the present time.

        In July 2013, Company L signed a confidentiality agreement with the Company and began performing due diligence. Company L expeditiously moved through the diligence process, including calls and meetings with the Company and outside advisors.

        On August 9, 2013, Company L increased its offer to acquire the Company to $100,603,607, or approximately $2.75 per share, subject to a financing contingency. On August 12, 2013, the Transaction Committee held a meeting via conference telephone with senior management and representatives of MTS to evaluate Company L's revised offer. The Transaction Committee directed the Company to obtain financing letters from Company L to evidence its ability to complete the proposed transaction.

Current Financing Process

        On May 22, 2013, the Company engaged Armentum to conduct a debt financing. Over 30 potential lenders were contacted, primarily in the summer of 2013, including venture debt lenders, royalty lenders, mezzanine debt providers and banks. While many of the potential lenders entered into confidentiality agreements, the Company was unsuccessful in securing debt financing.

        On August 26, 2013, the Company Board held a special meeting via conference telephone to consider the Company's financing alternatives. The Company Board authorized management to engage Cowen and Company, LLC ("Cowen") and Stifel, Nicolaus & Company, Incorporated ("Stifel") as co-placement agents to conduct a PIPE financing. The Company Board formed a Finance Committee, consisting of Messrs. Datin, Federici and Yetter (the "Finance Committee"), to direct and oversee the Company's financing efforts.

        On September 3, 2013, the Finance Committee held a meeting via conference telephone with senior management, Cowen, Stifel and Morgan Lewis to discuss investor outreach and potential financing terms and to provide direction to senior management, Cowen and Stifel regarding next steps.

        On September 25, 2013, the Finance Committee held a meeting via conference telephone with senior management, Cowen, Stifel and Morgan Lewis to discuss the status of investor outreach. Although a total of 86 institutional investors had been contacted, there was limited investor interest. Because there was not sufficient market interest in a common stock offering, Cowen and Stifel recommended shifting from a sale of common stock to a sale of preferred stock in order to generate a sufficient level of interest to complete a financing. Terms of the proposed preferred convertible shares included an 8.0% dividend, an offering price of $0.0625 above the market price of the Company's common stock, full-ratchet anti-dilution price protection, a 1x liquidation preference and 50% warrant coverage.

        On October 7, 2013, the Finance Committee held a meeting via conference telephone with senior management, Cowen, Stifel and Morgan Lewis to discuss investor interest. Cowen and Stifel reported that the preferred stock terms had not drawn a sufficient level of interest to complete a financing. However, Cowen and Stifel reported that one potential investor had proposed terms of $1.00 per share of Company common stock with 50-100% warrant coverage. Given the substantial discount to the Company's then current trading price, the Finance Committee determined that the Company should continue to pursue its partnership and other strategic discussions prior to financing on such terms.

Current Strategic Process in Late 2013

        On September 24, 2013, Company L further increased its offer to acquire the Company to $110,000,000 in upfront consideration, with an additional $10,000,000 in near-term sales milestones (an implied value of approximately $2.96 per share in upfront cash consideration and approximately $0.27 per share in near-term sales milestones), subject to a financing condition.

        On September 25, 2013, the Transaction Committee held a meeting via conference telephone with senior management, representatives of MTS and Morgan Lewis to evaluate Company L's revised offer. The Transaction Committee directed management to seek a financing letter from Company L.

        On October 9, 2013, Company L resubmitted the same offer, this time with a letter from an investment banking firm stating that such firm would seek to raise money for Company L to fund the acquisition of the Company. On October 10, 2013, the Transaction Committee held a meeting via conference telephone with senior management and representatives of MTS and Morgan Lewis to further evaluate Company L's revised offer, financing capabilities and its request for exclusivity. The Transaction Committee approved the granting of two weeks of exclusivity to Company L for mergers and acquisitions. Such exclusivity was limited to mergers and acquisitions and did not limit the Company from consummating or engaging in any discussions with respect to equity or debt financing or co-promotion, licensing or other partnering transactions.

        On October 10, 2013, a partner of Quaker Partners, a major stockholder of the Company, re-introduced Mr. Anido to a senior executive at Parent to determine if there was interest in a commercial partnership for ZECUITY. Historically, both the Company and representatives of MTS, at the Company's direction, had reached out to and met with Parent on multiple occasions from 2009 to the present to attempt to engage Parent in discussions regarding ZECUITY. Parent had declined each time.

        On October 17 and again on October 22, 2013, representatives of MTS and Company H met to clarify the terms of Company H's co-promotion offer. Company H stated that it was willing to move forward to contract negotiations with the Company. Company H further stated to representatives of MTS that it would not improve the upfront and milestone payments and profit split terms previously presented. That evening, the Company Board held a special meeting via conference telephone with senior management to consider and evaluate the current status of the Company's ongoing financing, partnership and strategic efforts and to provide direction to senior management regarding next steps.

        On October 23, 2013, members of the Company's senior management met with members of Parent's branded product commercial team to review a potential commercial partnership for ZECUITY. Shortly thereafter, Parent commenced diligence.

        On October 24, 2013, the Transaction Committee held a meeting via conference telephone with senior management, representatives of MTS and Morgan Lewis to further evaluate Company H's co-promotion offer and instructed MTS and senior management to continue discussions with Company H. The Transaction Committee also considered the diligence efforts being undertaken by Company L and directed management to grant Company L's request for a five day extension of its exclusivity for mergers and acquisitions only.

        On October 28, 2013, Company L withdrew from the negotiations process citing the inability to obtain the required capital to acquire the Company. On October 30, 2013, the Company Board held a special meeting via conference telephone with senior management and representatives of MTS and Morgan Lewis to further consider and evaluate the Company's ongoing financing, partnership and strategic efforts and to provide direction to senior management and MTS regarding next steps including the exploration of a potential sale of the Company to Parent.

        On November 1, 2014, Mr. Anido met with Brian Lortie, Senior Vice-President of Branded Pharmaceuticals for Parent, to further discuss a potential commercial partnership for ZECUITY.

        On November 4, 2013, Mr. Lortie informed Mr. Anido that Parent's Chief Executive Officer, Rajiv De Silva, requested that the Company present to Parent's executive management team on November 8, 2013. Commencing on November 4, 2013, Parent conducted business and corporate due diligence.

        On November 5, 2013, representatives of the Company and Parent participated in a commercial, manufacturing and clinical diligence meeting.

        On November 6, 2013, Company senior management and representatives of MTS met with representatives of Company H to further discuss the terms of the co-promotion transaction.

Alternative Paths—Co-Promotion with Company H, Merger Transaction with Parent and Financing for Independent Distribution

        On November 8, 2013, Company senior management met with Parent's executive management team. At this meeting, the first discussion regarding the potential for Parent to acquire the Company occurred.

        On November 13, 2013, Company H informed representatives of MTS that its transaction committee had approved Company H moving forward with the proposed co-promotion transaction and that it would commence drafting a definitive agreement to present to the Company.

        On November 15, 2013, Mr. Anido spoke with Mr. Lortie via telephone to verify Parent's continuing interest in pursuing a transaction with the Company. Mr. Lortie confirmed Parent's interest in entering into acquisition discussions.

        On November 18, 2013, Mr. De Silva met with Mr. Anido and verbally conveyed a non-binding offer to acquire the Company for $2.65 per share in cash consideration and $2.00 per share in contingent consideration, with such acquisition structured as a purchase of the assets related to ZECUITY. Mr. De Silva also requested an exclusive negotiating period. Later that day, Mr. De Silva confirmed the offer by submitting a written non-binding indication of interest.

        On November 19, 2013, senior management of the Company and Parent, along with a representative of MTS, met via conference telephone to obtain clarity regarding the acquisition terms conveyed in the Parent's non-binding offer. Parent's representatives again proposed an acquisition of only the assets related to ZECUITY, but the Company's representatives expressed a preference that Parent acquire the entire company.

        On November 20, 2013, the Company Board held a special meeting via conference telephone with senior management and representatives of MTS and Morgan Lewis to consider and evaluate Parent's offer. The Company Board directed Mr. Anido to continue to pursue Parent's acquisition of the Company rather than just the assets related to ZECUITY and to continue to pursue improved terms and provided direction regarding the same. The Company Board also authorized Mr. Anido to grant Parent exclusivity for mergers and acquisitions for 21 days, with two consecutive one-week extensions contingent on forward progress of discussions, as opposed to the 45 days requested by Parent in its offer letter. Later on November 20, Messrs. Anido, Lortie and De Silva met and negotiated to improve Parent's offer to $2.85 per share in upfront cash consideration and contingent consideration of $2.15 per share upon $100,000,000 in net sales and $1.00 per share upon $300,000,000 in net sales, and to structure the transaction as an acquisition of the entire Company rather than just the assets related to ZECUITY. As a result of such improved terms and as authorized by the Company Board, Messrs. Anido, Lortie and De Silva also negotiated the terms upon which their respective companies would enter into exclusive negotiations which consisted of an exclusivity period of 21 days, with two automatic extensions of seven days each so long as the transaction was progressing.

        On November 21, 2013, Company H submitted its initial proposed definitive agreement to MTS.

        Also on November 21, 2013, Parent provided the Company with an updated, non-binding expression of interest memorializing the terms discussed at the November 20, 2013 meeting, subject to confirmatory due diligence.

        On November 22, 2013, the Company and Parent executed an exclusivity letter as to mergers and acquisitions activity only on terms outlined at the November 20, 2013 meeting.

        On November 26, 2013, representatives of the Company and Parent met to discuss the commercial opportunities presented by ZECUITY.

        On December 4, 2013, Parent's outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), sent the Company Parent's proposed initial draft merger agreement.

        On December 5, 2013, Skadden sent the Company Parent's initial draft of the contingent cash consideration agreement. On December 5, 2013, the Company Board held a special meeting via conference telephone with management and representatives of MTS and Morgan Lewis to review and consider the terms of the merger agreement provided by Parent and the terms of the co-promotion agreement being negotiated with Company H. Concurrently, representatives of Company and Parent continued to meet and discuss terms. On December 5, 2013, Mr. Reckner of Parent and Mr. McLaughlin of NuPathe met to discuss marketing materials.

        On December 6, 2013, the proposed agreement with Company H was negotiated on a conference call with an in-person meeting scheduled the following week to continue to negotiate the agreement. Company senior management was joined by representatives of MTS and Morgan Lewis on the call.

        On December 6, 2013, representatives of MTS, the Company's management and Morgan Lewis discussed the proposed terms of the Parent transaction documents. Later on December 6, Mr. Anido and Mr. De Silva spoke on the telephone. Mr. Anido acknowledged receipt of the proposed transaction documents offered by Parent.

        Also on December 6, Ms. Sebree and Messrs. Moes and Lortie visited the LTS AG facility in Andernach, Germany to discuss ZECUITY manufacturing.

        On December 7, 2013, Morgan Lewis provided comments to Skadden with respect to the draft transaction documents.

        On December 9, 2013, Skadden, Douglas Macpherson, Vice President and Associate General Counsel of Parent, Michael F. Marino, Senior Vice President, General Counsel and Secretary to the Company, and Morgan Lewis negotiated the first round of comments to the draft transaction documents. Also on December 9, Mr. Anido and Mr. De Silva spoke to discuss timing and outstanding issues relating to the five-year term of the contingent cash consideration payments proposed by Parent and agreed to speak again on December 10. On December 10, Mr. Anido and Mr. De Silva spoke on the telephone and undertook to present a nine-year term for the contingent cash consideration payments to their respective board of directors for approval and to work towards an announcement of the transaction on Monday, December 16, 2013, with both of the parties' respective boards meeting for approval during the weekend.

        On December 10, 2013, Skadden sent return drafts of the operative transaction documents, and Skadden and Morgan Lewis discussed several terms of such documents.

        On December 11, 2013, Skadden and Mr. Macpherson and Morgan Lewis and Mr. Marino continued discussing terms of the transaction including, among other terms, the degree to which Parent would commit to fund the Company's ordinary course operations between signing and closing. Also on December 11, 2013, Mr. Lortie and Mr. Goldan met telephonically to continue discussing contractual terms, and met again on December 12, 2013 to continue discussions.

        On December 12, 2013, the management teams of Company H and the Company, as well as outside counsel to Company H and Morgan Lewis met for a negotiation session in New York City. During this meeting the parties negotiated various transaction terms, however, the upfront and milestone payment and profit split offered by Company H remained unchanged. Meanwhile, representatives of Skadden and Morgan Lewis continued to negotiate the terms of the transaction documents.

        Also on December 12, Ms. Sebree and Mr. Moes visited the Sharp Pharmaceuticals facility in Conshohocken, PA to discuss ZECUITY manufacturing.

        On December 13, 2013, the Company Board held a special meeting via telephone conference to discuss the status of the negotiations with Parent and Company H. Representatives of Morgan Lewis and MTS were in attendance and the representatives of MTS reviewed their preliminary financial analyses of the Company and of the proposed transaction, and various discussions took place among the Company Board and representatives of MTS regarding such analyses and the proposed transaction. The Company Board discussed various aspects of the MTS preliminary financial analyses. The Company Board also discussed management's projected non-risk-adjusted forecasts for net sales of ZECUITY by Parent if control of the product shifts to Parent, management's forecasts for ZECUITY net sales if the Company were to retain control of ZECUITY and develop the product independently and management's current Company revenue forecasts if the Company consummates the licensing and co-promotion transaction with Company H currently being negotiated.

        On December 13 and December 14, 2013, Mr. Goldan, Mr. Marino, Mr. Bradley, Mr. Macpherson, Morgan Lewis and Skadden continued to negotiate outstanding terms of the merger agreement.

        On December 14, 2013, the Company Board held a special meeting via telephone conference to discuss the proposed terms of the merger agreement and the contingent cash consideration agreement, including the terms upon which Parent had agreed to loan those funds necessary for the Company to satisfy the projected capital requirements of its operating budget between the signing and closing of the merger in order for the Company to operate in the ordinary course and place orders for units of ZECUITY that had been requested by Parent. Representatives of MTS and Morgan Lewis participated in the meeting. The Company Board also further discussed the management-prepared forecasts with respect to the stand-alone case, the partnership case and the non-risk-adjusted forecast of potential sales of ZECUITY if marketed by Parent.

        On December 15, 2013, the Company Board held a special meeting via telephone conference. Morgan Lewis provided a summary of the changes to the terms of the Merger Agreement and Contingent Cash Consideration Agreement that had been negotiated between the deal teams since the Company Board's meeting of December 14, 2013. Management reaffirmed the forecasts and projections previously submitted to the Company Board, specifically its projections with respect to the stand-alone case, the partnership case and the non-risk-adjusted forecast of potential sales of ZECUITY if marketed by Parent. Representatives of MTS orally delivered to the Company Board its opinion (as subsequently confirmed in writing on December 15, 2013, a copy of which is attached to this Statement as Annex A), that, subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on its review as set forth in its written opinion, as December 15, 2013, the per share merger consideration to be paid to the holders of Company common stock (other than Parent, Purchaser and their respective affiliates) pursuant to the proposed transaction with Parent was fair, from a financial point of view, to such holders. After further discussion, the Company Board unanimously determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company's stockholders and that it is advisable, fair to and in the best interests of the Company's stockholders that the Company enter into the Merger Agreement and the related transaction agreements and consummate the transactions contemplated by the Merger Agreement and such related agreements. The Company Board also unanimously determined to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Skadden and Morgan Lewis continued to work to finalize the transaction documents throughout December 15, 2013. That evening, Mr. De Silva called Mr. Anido to inform him that Parent's board of directors approved the transaction with the Company. Mr. Anido called Company H to cease negotiations with respect to a co-promotion transaction. The Merger Agreement was signed by the Company and Parent later that evening.

        On December 16, 2013, Parent and the Company issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation

        In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby, the Company Board consulted with the Company's executive management, outside legal counsel and financial advisor. In recommending that the Company stockholders tender all of their Shares pursuant to the Offer, the Company Board considered a number of factors, including the following:

  •
  Financial Condition and Prospects of the Company.  The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company's financial plan and prospects if it were to remain an independent company. The Company Board also considered the potential long-term value of the Company taking into account the risks and future prospects of the Company.

  •
  Strategic Alternatives.  The Company Board considered potential strategic alternatives available to the Company, including the potential stockholder value based on the Company's business plan that could be expected to be generated from remaining an independent public company, the possibility of a licensing or co-promotional partnership with another company, the possibility of being acquired by other companies, as well as the potential benefits, risks and uncertainties associated with such alternatives. Among the alternatives considered by the Company Board were the terms of a potential co-promotion transaction with Company H, as described in more detail above in "Background of the Offer and Merger" that was being negotiated in parallel with the Merger Agreement as a strategic alternative to the Offer and the Merger. The Company Board also considered the inability of the Company to generate any meaningful interest from potential investors in its attempts to raise funds as described in more detail above in "Background of the Offer and Merger". Based on the foregoing, the Company Board believed that the Offer and the Merger provided a premium and the maximum value reasonably available to stockholders in light of all of the options considered and the risks of remaining independent or pursuing alternative strategies, as described below. In making its determination, the Company Board considered, among other things, the results of the strategic processes undertaken by the Company with the assistance of MTS and its other financial advisors since 2009 as well as the Company's efforts to identify and negotiate a financing transaction or a strategic transaction with other potential purchasers or partners, each as described in more detail above in "Background of the Offer and Merger", which the Company Board believes was a thorough and competitive process to identify viable acquisition or strategic partners to obtain the best available value to the stockholders and create an opportunity for any other potential interested party to engage with the Company if such parties were interested in a strategic transaction.

  •
  Transaction Financial Terms; Premium to Market Price.  The Company Board considered both (1) the non-contingent portion of the per Share consideration of $2.85 (without interest), which represents a 23.9% premium over the closing price of the Shares on December 13, 2013, the last trading day before the Offer and the Merger were announced, a 39.1% premium over the volume-weighted average trading price of the Shares for the 30-day period prior to announcement, a 46.1% premium over the volume-weighted average trading price of the Shares for the 60-day period prior to announcement, and a 40.6% premium over the volume-weighted average trading price of the Shares for the 90-day period prior to announcement, and (2) the total potential per Share consideration, including the Contingent Cash Consideration Payments, of $6.00 (without interest).

  •
  Opinion of the Company's Financial Advisor.  The Company Board considered the financial presentation of representatives of MTS to the Company Board on December 15, 2013 and its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the per share merger consideration to be paid to the holders of the Company's common stock (other than Parent, Purchaser and their respective affiliates) pursuant to the Merger and Offer, as more fully described below in this Item 4 under "Opinion of the Company's Financial Advisor" and as set forth in the full text of such opinion attached hereto as Annex A.

  •
  Certainty of Value of Initial Payment and Increased Opportunity to Receive Additional Value from Future Revenue Streams for ZECUITY. The Company Board considered, based on the its knowledge of, and familiarity with, the Company's historical and current business, operations, commercialization prospects, business strategy, strategic alternatives, cash position and financial condition, that the non-contingent cash portion of the Offer Price, along with the contingent portion of the Offer Price which will provide an opportunity for stockholders to receive additional cash consideration upon achievement of certain sales milestones related to ZECUITY, is a compelling value compared to the long-term value creation potential of the Company's business in connection with the co-promotion partnership with Company H or on a stand-alone basis. The Company Board took into account management's financial projections for the Company in connection with the co-promotion partnership with Company H and as a stand-alone company (as more fully described below in this Item 4 under "Selected Company

    Forecasts"), and the risks and uncertainties of the Company H partnership and remaining independent, including risks relating to:

    •
    Development and Commercialization Risk.  ZECUITY is the Company's only product approved for marketing by the U.S. Food and Drug Administration and the Company's ability to achieve profitability in the near term is entirely dependent upon sales of ZECUITY. The Company, whether as an independent company or in a co-promotion partnership with Company H, may not be able to generate any meaningful sales of ZECUITY for a number of reasons, including: (i) patients may not adopt ZECUITY as an alternative to their current therapeutic regimes; (ii) doctors may be hesitant to prescribe ZECUITY until results from the Company's post-approval studies are available or other long term data regarding efficacy and safety exists; (iii) reimbursement and coverage policies of government and private payers such as Medicare, Medicaid, insurance companies, health maintenance organizations and other plan administrators may limit prescriptions for and use of ZECUITY; (iv) the Company may be unable to validate the commercial manufacturing process it contemplates for ZECUITY, manage its supply chain or establish effective commercialization capabilities; and (v) competitive products or alternative technologies introduced.

    •
    Financing Risk.  The development and commercialization of drugs requires the expenditure of substantial funds in order to build a commercial infrastructure, hire or lease a sales force and launch and market the product. The Company does not currently generate the cash needed to finance its operations. If it were to remain an independent company, the Company expects that it would be required to raise additional funds through public or private financings, including issuances of additional equity. Based upon the Company's inability to engage potential investors in equity or debt financings as described in more detail above in "Background of the Offer and Merger", the Company may not be able to raise the funds necessary to continue its drug development and commercialization activities as currently conducted, or raise them on terms that are acceptable to the Company.

    •
    Future Dilution.  The potential dilutive impact on the Company's stockholders from additional equity financings that may be necessary to fund the development and commercialization of ZECUITY in order to permit the Company to continue to operate as an independent company could be substantial.

  •
  Limited Stockholder Participation in Future Growth or Earnings.  The Company Board considered that the Company's stockholders will be prevented from participating in the Company's potential future earnings and growth or benefit from any potential future increase in its value following the Offer and the Merger beyond the value of any Contingent Cash Consideration Payments that may become payable, including positive outcomes from potential increases in the sales of ZECUITY that may be realized if the Company remained independent or entered into the strategic partnership with Company H, which may have resulted in future prices for the Shares in excess of the Offer Price.

  •
  Timing of Completion.  The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not tender will receive the same consideration as received in the Offer. The Company Board also considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with the Parent and Purchaser could be completed relatively quickly and in an orderly manner.

  •
  Terms of the Merger Agreement.  The Company Board believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, were favorable to the Company's stockholders. The Company Board also believed that the terms of the Merger Agreement and Contingent Cash Consideration Agreement include the most favorable terms to the Company to which Parent was willing to agree.

  •
  No Financing Condition.  The Company Board considered the representation of Parent that it has available sufficient cash financial resources to satisfy its obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the non-contingent cash portion of the Merger Consideration and the fact that the Offer is not subject to a financing condition.

  •
  Ability to Respond to Certain Unsolicited Takeover Proposals.  The Company Board considered the fact that while the Merger Agreement prohibits the Company and its subsidiaries from, directly or indirectly, (a) soliciting, initiating or encouraging any inquiries with respect to the submission of any Company Takeover Proposal (as that term is defined in the Merger Agreement), and (b) entering into, continuing or otherwise participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating with, any proposal that constitutes or is reasonably expected to lead to, any Company Takeover Proposal, the Merger Agreement provides that at any time prior to the closing of the Offer, in response to a bona fide written Company Takeover Proposal that the Company Board determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a Superior Proposal (as defined in the Merger Agreement), and which Company Takeover Proposal was not solicited after the date of the Merger Agreement and was made after the date of the Merger Agreement, the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that failure to take such actions would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, and subject to compliance with Section 6.5(a) and Section 6.5(c) of the Merger Agreement (x) furnish information with respect to the Company to the Person making such Company Takeover Proposal, and (y) participate in discussions or negotiations regarding such Company Takeover Proposal.

    In addition, the Company Board considered the fact that the Company Board could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee, prior to the closing of the Offer.

  •
  Termination Fee.  The Company Board considered the termination fee of $5 million that could become payable pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal and concluded that it was reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company stockholders.

  •
  Restrictions on Business Combinations.  The Company Board considered the restrictions on the Company's ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The Company Board understood that, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to Parent's willingness to enter into the Merger Agreement and were believed by the Company Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company stockholders.

  •
  Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.  The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, as well as the Company's ability to seek specific performance to prevent breaches or threatened breaches of the Merger Agreement, including to cause the Offer and Merger to be consummated if all of the conditions to Parent and Purchaser's obligations to effect the Offer closing have been satisfied or waived.

  •
  Extension of Offer Period.  The Company Board considered the fact that the Merger Agreement provides that Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer.

  •
  Regulatory Approval and Third Party Consents.  The Company Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the Merger and the prospects for receiving any such approvals and consents, if necessary.

  •
  Pre-Closing Covenants.  The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of the Parent. The Company Board further considered that these provisions may limit the Company's ability to pursue business opportunities that it would otherwise pursue.

  •
  Impact of Announcement on the Company.  The Company Board considered the effect of a public announcement of the transactions on the Company's operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of the Company as a result of that disruption.

  •
  Control of the Company Board after Consummation of Offer.  The Company Board considered that the provisions of the Merger Agreement provide, subject to certain conditions, Parent with the ability to obtain representation on the Company Board proportional to Parent's ownership of Shares at the closing of the Offer, subject to payment for such Shares.

  •
  Tax Treatment.  The Company Board considered that the Merger Consideration to be received by the holders of Shares in the Offer and the Merger might be taxable to such holders for U.S. federal income tax purposes.

  •
  Appraisal Rights.  The Company Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the "fair value" of their shares of Common Stock at the completion of the Merger.

        In making its recommendation, the Company Board was aware of and took into consideration the interests of certain Company executives officers, directors and their affiliates in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares, warrants and equity awards as referenced in Item 3 of this Statement.

        The foregoing discussion of the information and factors considered by the Company Board is not exhaustive, but the Company believes it includes material factors considered by the Company Board in connection with its approval and recommendation of the Offer and the Merger. The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

Selected Company Forecasts

Stand-Alone Case

        For purposes of evaluating the prospect of remaining a stand-alone Company and launching ZECUITY independently in connection with the evaluation of the Offer, management of the Company prepared financial projections for NuPathe assuming ZECUITY was the only saleable product or source of revenue. As a result, development expenses for other product candidates, beyond the support of ZECUITY, were not contemplated. In addition to numerous assumptions and estimates made by the Company's management in support of this forecast, the launch of ZECUITY was contemplated for April 1, 2014 by a sales force comprised of 60 Company sales representatives. These projections do not reflect alternative business scenarios, either upside or downside, for ZECUITY.

        The following projections of the Company's future financial performance were provided to MTS for its review and analysis in connection with its financial analyses and opinion and used by the Company Board in connection with its review of strategic alternatives. These projections do not reflect alternative business scenarios, either upside or downside, for ZECUITY, were not prepared in accordance with generally accepted accounting principles ("non-GAAP") and were not probability adjusted.

Company Stand-Alone Forecast
(non-GAAP, non-probability adjusted)

($ millions)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
ZECUITY Net Sales	$7	$30	$89	$168	$230	$254	$263	$273	$282	$293	$303	$314	$326	$338	$350	$119
Gross Profit	$5	$24	$72	$139	$190	$210	$218	$226	$234	$242	$251	$260	$270	$279	$290	$98
Total Operating Expenses	$(57)	$(59)	$(71)	$(80)	$(86)	$(91)	$(90)	$(93)	$(73)	$(73)	$(73)	$(74)	$(75)	$(76)	$(77)	$(23)
Net Income (Loss)	$(53)	$(35)	$1	$57	$88	$76	$81	$84	$101	$107	$112	$117	$123	$128	$134	$47
Unlevered Cash Flow	$(52)	$(38)	$1	$56	$88	$79	$84	$87	$103	$108	$113	$119	$124	$130	$135	$61

        These projections reflect Company management's target forecast (management's goal) and are not probability-adjusted. As such, Company management instructed MTS to include a downside and an upside forecast range in their discounted cash flow analysis to account for uncertainties in market dynamics and market acceptance of ZECUITY, as well as other factors that could impact forecasted units sold. Management provided a downside range of 60% of target forecasted units sold and an upside range of 120% of target forecasted units sold, which management believes is an appropriate range based upon the risks and opportunities faced by the Company launching a new product like ZECUITY.

        Company management's estimates of the total capital requirements to sustain the Company through its cash-flow breakeven point and to a cash-flow positive position vary in the stand-alone forecast based upon the ranges of forecasted units sold versus the target forecast. For the purposes of MTS's discounted cash flow analysis and forward multiple analysis, Company management provided MTS with certain assumptions with respect to the expected financing terms to meet the Company's forecasted capital requirements. After consulting with its financial advisors and considering the efforts undertaken by the Company from May 2013 to October 2013 to obtain debt and equity financing as described in more detail above in "Background of the Offer and Merger," the Company directed MTS to assume that the capital was acquired in two tranches. The first tranche assumed a $60 million raise in January 2014 through the sale of Company common stock at $1.00 per share with 50% warrant coverage. The timing and terms of this first tranche was the same across the range of forecasted units sold (60% to 120% of target forecasted units sold) due to the significant upfront investment in launch. The amount of capital required in the second tranche varied from $80 million (at 60% of target forecasted units sold) to $45 million (at 120% of target forecasted units sold), with $55 million required at target forecast (100%). The cash required in the second tranche varied due to the range of gross profits that resulted from the range of forecasted units sold. It was assumed that the second tranche would be completed in August 2014 through the sale of Company common stock at $1.25 per share with no warrant coverage.

Partnership Case

        For purposes of evaluating the proposed co-promotion partnership with Company H in connection with the evaluation of the Offer, management of the Company also prepared financial projections of ZECUITY net sales, and resulting profit to the Company under the terms of the partnership transaction with Company H as described in more detail above in "Background of the Offer and Merger" that was being negotiated in parallel with the Merger Agreement as a strategic alternative to the Offer and the Merger. In addition to numerous assumptions and estimates made in support of this forecast, Company management assumed ZECUITY would be launched by Company H and the Company on July 1, 2014 with a Company H sales force effort of 160 full-time equivalents in addition to a Company sales force of 20 representatives.

        The following projections of the Company's future financial performance under the partnership case were provided to MTS for its review and analysis in connection with its financial analyses and opinion and used by the Company Board in connection with its review of strategic alternatives. These non-GAAP projections do not reflect alternative business scenarios, either upside or downside, for ZECUITY, and were not probability adjusted.

Partnership Forecast
(non-GAAP, non-probability adjusted)

($ millions)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
ZECUITY Net Sales	$7	$42	$106	$198	$243	$253	$262	$271	$281	$291	$302	$313	$324	$336	$348	$118
Total Defined Operating Expense Deductions from Net Sales	$(22)	$(31)	$(52)	$(86)	$(102)	$(106)	$(110)	$(114)	$(116)	$(120)	$(124)	$(128)	$(132)	$(137)	$(141)	$(48)
As Defined Operating Profit	$(16)	$12	$55	$112	$140	$146	$152	$158	$165	$171	$178	$185	$192	$199	$207	$70
The Company's Share of Defined Operating Profit (30%)	—	$2	$12	$30	$41	$44	$45	$47	$49	$51	$53	$55	$57	$59	$62	$37
Upfronts and Milestones Paid to the Company	$10	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$35
The Company's Total Profit	$10	$2	$12	$30	$41	$44	$45	$47	$49	$51	$53	$55	$57	$59	$62	$72
Unlevered Cash Flow	$4	$(3)	$7	$24	$35	$38	$39	$29	$27	$28	$30	$31	$32	$34	$35	$44

        These projections reflect Company management's target forecast for ZECUITY being co-promoted by Company H and Company and are not probability-adjusted. As such, Company management instructed MTS to include a downside and an upside forecast range in their discounted cash flow analysis to account for uncertainties in market dynamics and market acceptance of ZECUITY, as well as other factors that could impact the product's net revenue, including Company H's effort. Management provided a downside range of 60% of target forecasted units sold and an upside range of 120% of target forecasted units sold, which management believes is an appropriate range based upon the risks and opportunities faced by Company H and Company launching a new product like ZECUITY.

        Based upon management's partnership forecast, the additional capital required to sustain the Company through its cash-flow breakeven point and to a cash-flow positive position is estimated to be $10 million for all ranges of forecasted units sold (60% to 120% of target forecasted units sold) primarily because the Company would not be sharing in losses resulting from the partnership with Company H. For the purposes of MTS's discounted cash flow analysis and forward multiple analysis, Company management provided MTS with certain assumptions with respect to the expected financing terms to meet the Company's forecasted capital requirements. Based on the advice and input of its financial advisors and the efforts undertaken by the Company from May 2013 to October 2013 to obtain debt and equity financing as described in more detail above in "Background of the Offer and Merger," the Company directed MTS to assume that $10 million was raised in June 2014 through the sale of Company common stock at $2.27 per share (closing share price on December 12, 2013) with no warrant coverage.

Parent Forecast

        For purposes of evaluating the net present value of the proposed contingent cash consideration payments in connection with the evaluation of the Offer, management of the Company also prepared financial projections of ZECUITY Net Sales (as such term is defined in the Contingent Cash Consideration Agreement) assuming ZECUITY is owned by and commercially launched by Parent. In addition to numerous assumptions and estimates made in support of this forecast, Company management assumed ZECUITY would be launched by Parent on April 1, 2014 with a Parent sales force effort expected to equal 100 full-time equivalents. The projections provided the basis upon which MTS assumed payments of contingent cash consideration payments would occur for its review and analysis in connection with its financial analyses and opinion and used by the Company Board in connection with its review of strategic alternatives.

        The following projections of ZECUITY Net Sales by Parent were provided to MTS for its review and analysis in connection with its financial analyses and opinion and used by the Company Board in connection with its review of strategic alternatives. These non-GAAP projections do not reflect alternative business scenarios, either upside or downside, for ZECUITY, and were not probability adjusted. The inclusion of these financial projections should not be regarded as an indication that the milestones for payments under the Contingent Cash Consideration Agreement will be achieved or that the Company or MTS believes that this information is a reliable prediction of future events, and this information should not be relied upon as such.

Parent ZECUITY Net Sales Forecast
(non-GAAP, non-probability adjusted)

($ millions)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
ZECUITY Net Sales	$13	$57	$137	$227	$263	$278	$293	$310	$327	$346

Important Information About the Company Financial Forecasts

        The Company's management believes that the Company financial forecasts for the stand-alone case, partnership case and Parent described above (the "Company financial forecasts") were prepared in good faith and on a reasonable basis based on the best information available to the Company's management at the time of their preparation. The Company financial forecasts, however, are not fact and should not be relied upon as necessarily indicative of actual future results, and actual results may differ materially from those contained in the Company financial forecasts. The Company financial forecasts include assumptions as to certain business decisions that are subject to change, as well as assumptions related to industry performance and general economic conditions, each of which assumptions are inherently subjective and beyond the control of the Company, including but not limited to potential market size for ZECUITY in its current indications and in new indications in the United States and in other markets and market share achieved by ZECUITY in each indication.

        The future cash flows for the Company reflected in the Company forecasts for the stand-alone case and partnership case are entirely focused around the ZECUITY product opportunity. As both of the Company's other product candidates are in the pre-clinical stage, and are not currently in active development (with no R&D spending allocated to them in future), no value was ascribed to these projects. No terminal value was applied to the ZECUITY product opportunity, as the entire forecast until expiration of the last patent covering ZECUITY listed in the FDA's Orange Book (in April 2029) was utilized in the valuation and, given the far-off timing of patent expiry, along with no budget allocation to future product R&D or life-cycle maintenance, Company management indicated to MTS that it views the present value of operating cash flows as non-meaningful after this point.

        Important factors that may affect actual results and result in projections of future net sales contained in the Company financial forecasts not being achieved include, but are not limited to:

  •
  the accuracy of the assumptions mentioned and summarized in the preceding paragraphs;

  •
  acceptance of ZECUITY by doctors prior to the time results from the Company's post-approval studies are available or other long term data regarding efficacy and safety exists;

  •
  reimbursement and coverage policies of government and private payers such as Medicare, Medicaid, insurance companies, health maintenance organizations and other plan administrators;

  •
  adoption of ZECUITY by patients as an alternative to their current therapeutic regimes;

  •
  the ability of the Company to certify the commercial manufacturing process it contemplates for ZECUITY;

  •
  success in negotiating and completing collaborative agreements and arrangements with third parties and in receiving milestone and royalty payments under those agreements;

  •
  reliance on third parties for the successful development and commercialization of products;

  •
  enforceability and the costs of enforcement of the Company's patents;

  •
  potential infringements of patents of third parties by the Company and its products;

  •
  the effect on the Company's business of competitive products or alternative technologies;

  •
  the Company's need for additional funds to finance development and commercialization efforts;

  •
  the potential costs of patent, products liability or other litigation;

  •
  future equity compensation expenses;

  •
  international economic, political and other risks that could negatively affect the Company's results of operations or financial position;

  •
  changes in accounting rules;

  •
  the costs of negotiating and consummating the Offer and the Merger; and

  •
  the other factors set forth from time to time in the Company's SEC filings including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and described under the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" therein.

The assumptions and estimates underlying the Company financial forecasts, all of which are difficult to predict and many of which are beyond the control of Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company financial forecasts, whether or not the Offer or the Merger is completed.

        In addition to the assumptions described in the preceding paragraph, the non-probability adjusted forecast for ZECUITY sales in the "Parent Forecast" assumed a 100% probability that Parent would market ZECUITY in accordance with the assumptions upon which the forecast was based. Parent may not market ZECUITY in a manner that is consistent with the assumptions underlying management's forecast. In particular, Parent may decide:

  •
  to deploy funds and other resources differently than that which was assumed by management;

  •
  that clinical or pre-clinical products in its portfolio should take priority over Parent's plans for ZECUITY;

  •
  to acquire another product/products that take priority over Parent's plans for ZECUITY;

  •
  that any serious adverse events that may be reported by patients purchasing commercial product change the value proposition of ZECUITY; or

  •
  that the commercial manufacture of the product is too costly.

        Additionally, the Parent could undergo a change of control and be acquired by a third party with a different view of the commercial opportunity for ZECUITY and suspend or significantly reduce or alter the marketing efforts for ZECUITY that Parent had undertaken prior to such acquisition.

        The Company financial forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Company financial forecasts are forward-looking statements.

        All of the Company financial forecasts summarized in this section were prepared by and are the responsibility of the management of the Company. Neither KPMG LLP, the Company's independent registered public accounting firm, nor any other independent registered public accounting firm provided any assistance in preparing the Company financial forecasts and has not examined, compiled or otherwise performed any procedures with respect to the Company financial forecasts and, accordingly, neither KPMG LLP nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The KPMG LLP reports included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 relate solely to the historical financial information of the Company. Such reports do not extend to the Company financial forecasts and should not be read to do so.

        In the past, the Company has prepared and provided public guidance as to its projected annual operating costs and expenses with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended, and has publicly updated that guidance from time to time. The Company financial forecasts were prepared on a different basis and at a different time than the Company's public guidance of its annual operating costs and expenses, and do not, and were not intended to, correspond to the public guidance as to the Company's annual financial performance and do not, and were not intended to, update or revise the public guidance as to the Company's annual financial performance.

        The information set forth below is included solely to give the Company's stockholders access to the financial projections that were made available to MTS and is not included in this Statement in order to influence any stockholder of the Company to make any investment decision with respect to the Offer or Merger or any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

        By including the Company financial forecasts in this Statement, neither the Company nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Company financial forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Company financial forecasts. The Company financial forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of the Merger Agreement. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Company financial forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

Opinion of the Company's Financial Advisor

        The Company retained MTS Health Partners, L.P. as its financial advisor in connection with the transaction. On December 15, 2013, MTS Securities, LLC, an affiliate of MTS Health Partners, L.P. (collectively, "MTS"), rendered its oral opinion to the Company Board (as subsequently confirmed in writing on December 15, 2013), that, as of the date of the written opinion and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the per share merger consideration to be paid to the holders of the Company's common stock (other than Parent, Purchaser and their respective affiliates) pursuant to the transaction was fair, from a financial point of view, to such holders.

        The full text of the written opinion of MTS, which we refer to as the MTS opinion, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS in connection with the opinion. The MTS opinion is attached as Annex A to this Statement and is incorporated herein by reference. The summary of the MTS opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion. We urge you to carefully read the MTS opinion, together with the summary thereof in this Statement, in its entirety.

        MTS provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transaction. The MTS opinion addressed solely the fairness, from a financial point of view, of the per share merger consideration to be paid to the holders of the Company's common stock (other than Parent, Purchaser and their respective affiliates) pursuant to the transaction and does not address any other aspect or implication of the transaction. The MTS opinion is not a recommendation to the Company Board or any stockholder of the Company as to how to vote on or take any other action in connection with the transaction, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer.

        In the course of performing its review and analyses for rendering the opinion described above, MTS:

  •
  reviewed the financial terms of a draft copy of the Merger Agreement as of December 14, 2013, which was the most recent draft available to MTS;

  •
  reviewed a draft copy of the Contingent Cash Consideration Agreement as of December 14, 2013, which was the most recent draft available to MTS;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  reviewed certain publicly available financial analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

  •
  reviewed certain internal financial analyses and forecasts prepared by and provided to MTS by the management of the Company relating to its business, the Company financial forecasts, as defined on page 29 of this Statement;

  •
  discussed with the Company's management the Company's projected payment dates of the contingent cash consideration payments (the "projected contingent cash consideration payment dates");

  •
  conducted discussions with members of senior management and representatives of the Company concerning the matters described in the four immediately preceding bullets, the other strategic alternatives considered or pursued by the Company since 2009, the likelihood of the Company being able to enter into partnership arrangements or obtain financing to the extent necessary to finance the Company's strategic plan, and certain other matters that MTS believed necessary or appropriate to its inquiry;

  •
  compared the financial and operating performance of the Company with publicly available information concerning other publicly traded companies and reviewed the current and historical market prices of the Company's common stock and certain publicly traded securities of such other companies, in each case, that MTS deemed relevant;

  •
  reviewed and analyzed the proposed financial terms of the transaction as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that MTS deemed relevant;

  •
  reviewed and analyzed, based on the Company financial forecasts, the cash flows expected to be generated by the Company to determine the present value of the Company's discounted cash flows; and

  •
  performed such other financial studies, analyses and investigations and considered such other information as MTS deemed appropriate.

        In arriving at its opinion, MTS assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS. MTS and its personnel are not legal, regulatory, tax or financial reporting experts and relied, with the consent of the Company Board, on the assessments made by advisors to the Company with respect to such issues. MTS did not conduct any independent verification of the Company financial forecasts or the projected contingent cash consideration payment dates. Without limiting the generality of the foregoing, with respect to the Company financial forecasts and the projected contingent cash consideration payment dates, MTS assumed, with the consent of the Company Board, and based upon discussions with the Company's management, that they were reasonably prepared in good faith, that the Company financial forecasts for the partnership case were the best currently available estimates and judgments of the management of the Company (on a non-probability adjusted basis) of the future results of operations and financial performance of the Company and that the projected contingent cash consideration payment dates were the best currently available estimates and judgments of the management of the Company (on a non-probably adjusted basis) of the timing of payment of the contingent cash consideration payments. MTS expressed no view as to the Company financial forecasts or the projected contingent cash consideration payment dates or the assumptions on which they were based.

        In arriving at its opinion, MTS did not make any analysis of, and expressed no opinion as to, the adequacy of the reserves of the Company and relied upon information supplied to MTS by the Company as to such adequacy. In addition, MTS did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or Parent or any of their respective subsidiaries, and was not furnished with any such evaluations or appraisals, nor did MTS evaluate the solvency of the Company, Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS in connection with its opinion were going concern analyses. MTS expressed no opinion regarding the liquidation value of the Company or any other entity. MTS assumed that there was no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to MTS. Without limiting the generality of the foregoing, MTS undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, MTS made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters in rendering its opinion. MTS also assumed that neither the Company nor Parent is party to any material pending transaction that was not disclosed to MTS, including without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the transaction.

        MTS assumed that the representations and warranties of each party contained in the Merger Agreement and the Contingent Cash Consideration Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the Contingent Cash Consideration Agreement, that the Offer and the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. MTS assumed that the final forms of the Merger Agreement and the Contingent Cash Consideration Agreement were in all material respects identical to the draft copies of the Merger Agreement and Contingent Cash Consideration Agreement reviewed by MTS prior to the delivery of the MTS opinion. MTS also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the transaction will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the transaction.

        The MTS opinion was necessarily based on economic, market, financial and other conditions existing, and on the information made available to MTS, as of the date of its opinion and, although subsequent developments may affect the conclusions reached in its opinion, MTS assumed no obligation to update, revise or reaffirm its opinion. MTS did not consider any potential legislative or regulatory changes currently being considered by the United States Congress, the SEC, or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. The MTS opinion addresses solely the fairness, from a financial point of view, to the holders of the Company common stock (other than Parent, Purchaser and their respective affiliates) of the per share merger consideration set forth in the Merger Agreement and does not address any other terms in the Merger Agreement or any other agreement relating to the transaction or any other aspect or implication of the transaction, including without limitation, the form or structure of the transaction. The MTS opinion does not address the Company's underlying business decision to proceed with the transaction or the relative merits of the transaction compared to other alternatives available to the Company. The MTS opinion does not in any manner address the amount or nature of compensation to any of the officers, directors or employees of any party to the transaction, or any class of such persons, relative to the compensation to be paid to the public stockholders of the Company in connection with the transaction or with respect to the fairness of any such compensation.

        In accordance with customary investment banking practice, MTS employed generally accepted valuation methods in reaching its opinion. The MTS opinion was reviewed and approved by a fairness committee of MTS Securities.

Summary of Financial Analysis

        MTS performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS reached are based on all the analyses and factors presented, taken as a whole, and also on application of MTS's own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. Furthermore, MTS believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS's analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS with respect to the actual value of the Company or its capital stock.

        In performing its analyses, MTS made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS's control and many of which are beyond the control of the Company. Any estimates used by MTS in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Analysis of Merger Consideration

        MTS conducted an analysis of the per share merger consideration to be paid to the holders of the Company's common stock in the Merger. Such consideration is equal, on a per share basis, to $2.85 upfront in cash plus two contingent cash consideration payments, or CCCPs, the first of which could result in an additional one-time payment of $2.15 in cash and the second of which could result in a further one-time payment of $1.00 in cash, if certain conditions are satisfied. Such conditions, which relate to the achievement of certain levels of net sales (as defined in the Contingent Cash Consideration Agreement) of ZECUITY during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY, are described more fully in the section entitled "Identity and Background of Filing Person—Tender Offer" beginning on page 1 of this Statement. For analytical purposes, Company management provided MTS with its best estimates (on a non-probability adjusted basis) of the dates that Company management expects the CCCP holders will receive the CCCP payments, and approved MTS's use of such projected CCCP payment dates in its analyses. Specifically, Company management projects (on a non-probability adjusted basis) the $2.15 CCCP payment will be received on March 31, 2017 and the $1.00 CCCP payment will be received on September 30, 2021. For analytical purposes, MTS assumed that actual payment of each CCCP payment would be received by holders of the Company's common stock within one year of Company management's projected payment date for each CCCP payment, respectively. MTS also assumed a discount rate range of 11.0% to 13.0% based upon MTS's analysis of the cost of capital for well-capitalized small- and mid-cap companies with approved or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be-launched product by a mid- to large-cap company such as Parent, and MTS's experience and professional judgment.

        Based on these assumptions, MTS calculated a range of present values for the first CCCP of approximately $1.24 to $1.68 and for the second CCCP of approximately $0.32 to $0.48 as of December 31, 2013 and a present value of the aggregate per share merger consideration of approximately $4.41 to $5.01.

Historical Stock Price Analysis

        MTS reviewed the historical trading prices for shares of the Company's common stock on certain dates and the volume weighted average trading prices for certain periods, in order to put the current stock price in perspective with historical averages. MTS noted that the closing stock price of the

Company's common stock on December 12, 2013 was $2.27 per share. The following table presents the results of this historical share price analysis as of December 12, 2013:

VWAP Over Time	Last 5 Days	Last 3 Months	Last 1 Year	Since '12 PIPE	Last 2 Years	Since IPO
Max Price	$2.50	$2.67	$4.00	$4.00	$5.10	$10.22
Volume Weighted Average (VWAP)	2.32	2.03	3.12	3.13	3.18	3.68
Min Price	2.10	1.57	1.57	1.57	1.52	1.52

Valuation Analysis

        MTS analyzed the valuation of the Company using four different methodologies:

  •
  discounted cash flow analyses;

  •
  forward discounted multiple analyses;

  •
  comparable companies analysis; and

  •
  comparable acquisitions analysis.

The results of each of these analyses are summarized below.

        Discounted Cash Flow Analysis:    MTS conducted two discounted cash flow analyses using the stand-alone and partnership cases of the Company financial forecasts for the purpose of determining an implied per share price of the Company's common stock.

        Using the stand-alone case projections of the Company financial forecasts described under the section entitled "Selected Company Forecasts—Stand-Alone Case" beginning on page 26 of this Statement, MTS utilized the unlevered free cash flows that Company management expects the Company will generate during the period beginning on January 1, 2014 and ending on April 30, 2029, which incorporated the cash tax savings from both the existing net operating losses and net operating losses that Company management estimates will be generated in the future (collectively referred to as the NOLs) that Company management expects the Company will utilize during such period. The unlevered free cash flows incorporating the NOLs were then discounted to present values using a range of discount rates from 14.0% to 16.0%. This discount rate range was based upon MTS's analysis of public central nervous system ("CNS") companies with specialty pharmaceutical/single-product focus with close-to or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be launched product by a micro-cap company (such as the Company) without a commercial partner, and MTS's experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for Company management's estimate of the Company's net cash position as of December 31, 2013 and an implied per share price of the Company's common stock was calculated based on the Company's current capitalization (as provided by Company management) plus new shares assumed to be issued in the stand-alone case of the Company's financial forecasts.

        This analysis indicated an implied per share price range for the Company's common stock, rounded to the nearest $0.25 per share, of $0.25 to $2.50.

        Using the partnership case projections of the Company financial forecasts described under the section entitled "Selected Company Forecasts—Partnership Case" beginning on page 27 of this Statement, MTS utilized the unlevered free cash flows that Company management expects the Company will generate during the period beginning on January 1, 2014 and ending on August 31, 2029, which incorporated the cash tax savings from the NOLs that Company management expects the Company will utilize during such period. The unlevered free cash flows incorporating the NOLs were then discounted to present values using a range of discount rates from 11.0% to 13.0%. This discount rate range was based upon MTS's analysis of the cost of capital for well-capitalized small- and mid-cap companies with approved or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be launched product by a mid- to large-cap company, such as Company H, and MTS's experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for Company management's estimate of the Company's net cash position as of December 31, 2013 and an implied per share price of the Company's common stock was calculated based on the Company's current capitalization (as provided by Company management) plus new shares assumed to be issued in the partnership case of the Company's financial forecasts.

        This analysis indicated an implied per share price range of the Company's common stock, rounded to the nearest $0.25 per share, of $2.00 to $4.50.

        Forward Discounted Multiple Analysis.    MTS conducted three forward discounted multiple analyses, a two-year-forward enterprise value-to-revenue multiple analysis using the stand-alone case of the Company financial forecasts, a three-year-forward price-to-earnings multiple analysis using the stand-alone case of the Company financial forecasts and a three-year-forward price-to-earnings multiple analysis using the partnership case of the Company financial forecasts.

        For analyses using the stand-alone case of the Company financial forecasts, MTS reviewed and compared certain financial information for the following comparable companies (representing specialty pharmaceutical companies with one to three products that have been on the market for at least three to four years, similar to where Company management projects the Company to be in 2019):

  Established Specialty Pharmaceutical Trading Comparables with up to Several Marketed Products
  AMAG Pharmaceuticals, Inc.
  Avanir Pharmaceuticals, Inc.
  Cadence Pharmaceuticals Inc.
  DepoMed Inc.

        Although none of the selected companies is directly comparable to the Company, MTS included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations and products of the Company, should the Company successfully commercialize ZECUITY.

        For the stand-alone case of the Company financial forecasts, MTS utilized a two-year-forward enterprise value-to-revenue multiple based on the comparable companies indicated above in conjunction with Company management's estimated ZECUITY revenues for 2019 to calculate an implied enterprise value as of December 31, 2017. The high, mean, median and low two-year (2015E) forward revenue multiples for this group of companies were 3.5x, 2.8x, 2.7x and 2.5x, respectively. In its analysis, MTS determined that an indicative range of forward revenue multiples based on the universe of public commercial stage companies was 2.0x - 3.0x. The slightly lower-than-average range was chosen by MTS due to the fact that operating margins for the Company, which employs a drug and device, are predicted to be lower than for its pure drug-based comparables, and hence the applicable multiples would be on the lower side of the range.

        MTS applied the range of two-year-forward revenue multiples of 2.0x - 3.0x to Company management's estimated ZECUITY net sales for 2019 in the stand-alone case to calculate an implied enterprise value as of December 31, 2017. This enterprise value was adjusted for projected net cash, as of December 31, 2017, to obtain market capitalization, and discounted from December 31, 2017 to December 31, 2013 by applying a range of discount rates from 14.0%-16.0%. This discount rate range was based upon MTS's analysis of public CNS companies with specialty pharmaceutical/single-product focus with close-to or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be launched product by a micro-cap company (such as the Company) without a commercial partner, and MTS's experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for Company management's estimate of the Company's net cash position as of December 31, 2013 and an implied per share price of the Company's common stock was calculated based on the Company's current capitalization (as provided by Company management) plus new shares assumed to be issued in the stand-alone case of the Company's financial forecasts.

        This analysis indicated an implied per share price range for Company common stock, rounded to the nearest $0.25 per share, of $1.00 to $3.50.

        For the stand-alone case of the Company financial forecasts, MTS also utilized a three-year-forward price-to-earnings multiple based on the comparable companies indicated above in conjunction with Company management's projected Company net income in 2019 for the stand-alone case to calculate the Company's implied equity value as of December 31, 2016. The high, mean, median and low three-year (2016E) forward price-to-earnings multiples for this group of companies were 14.9x, 10.9x, 10.1x and 8.6x, respectively. In its analysis, MTS determined that an indicative range of forward price-to-earnings multiples for the universe of public commercial stage companies was 8.0x - 12.0x. For price-to-earnings multiples, MTS looked to 2016 price-to-earnings (three-year-forward multiples), when more of this universe of companies is expected by MTS to be solidly profitable, as 2015 price-to-earnings multiples were not applicable to the comparables group as it is the first year that some of the companies reach profitability and hence did not reflect where Company management expects the Company to be in 2019.

        MTS applied this range of three-year-forward price-to-earnings multiples of 8.0x - 12.0x to Company management's projected Company net income in 2019 in the stand-alone case to calculate the implied equity value of the Company as of December 31, 2016 and then calculated the net present equity value of the Company by applying a range of discount rates from 14.0%-16.0%. This discount rate range was based upon MTS's analysis of public CNS companies with specialty pharmaceutical/single-product focus with close-to or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be launched product by a micro-cap company (such as the Company) without a commercial partner, and MTS's experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for Company management's estimate of the Company's net cash position as of December 31, 2013 and an implied per share price of Company common stock was calculated based on the Company's current capitalization (as provided by Company management) plus new shares assumed to be issued in the stand-alone case of the Company's financial forecasts.

        This analysis indicated an implied per share price range for Company common stock, rounded to the nearest $0.25 per share, of $1.25 to $5.00.

        For analysis using the partnership case of the Company financial forecasts, MTS reviewed and compared certain financial information for the following comparable companies (representing specialty pharmaceutical trading comparables with passive income streams):

  Specialty Pharmaceutical Trading Comparables with Passive Income
  BioSpecifics Technologies Corp.
  Ligand Pharmaceuticals Incorporated
  POZEN Inc.

        Although none of the selected companies is directly comparable to the Company, MTS included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations and products of the Company, should the Company form a partnership with another company and jointly successfully commercialize ZECUITY.

        Ligand, BioSpecifics and POZEN are specialty pharmaceutical companies that obtain a significant portion of their net income from passive royalties and therefore are representative of a potential valuation multiple. Out of the group, POZEN is the closest comparable in MTS's view, although MTS noted that POZEN's products are oral formulations of combination products and have a weaker competitive position than the Company's ZECUITY patch. BioSpecifics receives a royalty from a biologic, which has a very long life and high profit margins, leading to higher multiples, and Ligand receives royalties from multiple new chemical entities which have long lives and high profit margins, also leading to higher multiples.

        For the partnership case of the Company financial forecasts, MTS utilized a three-year-forward price-to-earnings multiple based on the comparable companies indicated above in conjunction with Company management's projected Company net income in 2019 to calculate an implied equity value of the Company as of December 31, 2016. The high, mean, median and low three-year (2016E) forward price-to-earnings multiples for this group of companies were 17.2x, 12.8x, 14.6x and 6.6x, respectively. In its analysis, MTS determined that an indicative range of forward price-to-earnings multiples for the universe of public companies was 7.0x - 10.0x.

        MTS applied this range of three-year-forward price-to-earnings multiples to Company management's projected Company net incomes in 2019 in the partnership case to calculate the implied equity value of the Company as of December 31, 2016 and then calculated the net present equity value of the Company by applying a range of discount rates from 11.0%-13.0%. This discount rate range was based upon MTS's analysis of the cost of capital for well-capitalized small- and mid-cap companies with approved or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be launched product by a mid- to large-cap company, such as Company H, and MTS's experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for Company management's estimate of the Company's net cash position as of December 31, 2013 and an implied per share price of Company common stock was calculated based on the Company's current capitalization (as provided by Company management) plus new shares assumed to be issued in the partnership case of the Company's financial forecasts.

        This analysis indicated an implied per share price range for the Company's common stock, rounded to the nearest $0.25 per share, of $2.25 to $7.50.

        Comparable Companies Analysis.    MTS selected the following public CNS companies with specialty pharmaceutical/single-product focus with close-to or recently launched products:

  Close-To/Recently Launched CNS Companies with Specialty Pharmaceutical/Single-Product Focus
  Alexza Pharmaceuticals Inc.
  Corcept Therapeutics Incorporated
  DURECT Corporation
  Omeros Corporation
  Supernus Pharmaceuticals, Inc.
  Vanda Pharmaceuticals, Inc.
  Xenoport, Inc.
  Zogenix, Inc.

        Although none of the selected companies is directly comparable to the Company, MTS included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations and products of the Company.

        The information that MTS reviewed included the equity values and enterprise values, as well as commercial status of lead products. The high, mean, median and low equity values for this group of companies were $385.6 million, $208.0 million, $206.5 million and $55.7 million, respectively. Excluding the top and bottom values in the range (Zogenix and Alexza, respectively) yielded an approximate range of enterprise values between $150 million to $250 million. Adding the Company's net cash as of December 31, 2013 derived an implied equity value based on the Company's current capitalization (as provided by Company management).

        This analysis indicated an implied per share price of Company common stock, rounded to the nearest $0.25 per share, of $3.75 to $6.00.

        Comparable Acquisitions Analysis.    MTS examined selected transactions with respect to companies that MTS judged to be relevant based on its experience and professional judgment. MTS reviewed and analyzed certain publicly available information for the following 18 business combinations in the life sciences industry (defined as business combinations involving biotechnology and pharmaceutical company targets with a specialty pharmaceutical focus and excluding target companies with over-the-counter or generic products) that were announced subsequent to January 1, 2008 and where the target company had a single or few branded products, near approval, in the specialty pharmaceutical space.

        The transactions selected by MTS were:

Date Announced	Target	Acquiror
12/04/2013	Rempex Pharmaceuticals, Inc.	The Medicines Company
08/30/2013	Acton Pharmaceuticals, Inc.	Meda AB
07/30/2013	Trius Therapeutics, Inc.	Cubist Pharmaceuticals Inc.
07/30/2013	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals Inc.
04/29/2013	Actient Pharmaceuticals, LLC	Auxilium Pharmaceuticals Inc.
01/22/2013	MAP Pharmaceuticals, Inc.	Allergan Inc.
12/11/2012	Somaxon Pharmaceuticals, Inc.	Pernix Therapeutics Holdings, Inc.
10/22/2012	NextWave Pharmaceuticals, Inc.	Pfizer Inc.
09/24/2012	CNS Therapeutics, Inc.	Mallinckrodt, LLC
07/18/2011	Victory Pharma, Inc.	Shionogi Inc.
11/30/2010	Eurand N.V.	Axcan Holdings, Inc.
08/30/2010	Alaven Pharmaceutical LLC	Meda AB
08/09/2010	Penwest Pharmaceuticals Co.	Endo Health Solutions Inc.
04/12/2010	Javelin Pharmaceuticals, Inc.	Hospira Inc.
07/14/2009	Noven Pharmaceuticals, Inc.	Hisamitsu Pharmaceutical Co. Inc.
12/10/2008	Dow Pharmaceutical Sciences, Inc.	Valeant Pharmaceuticals International, Inc.
09/16/2008	CORIA Laboratories, Ltd.	Valeant Pharmaceuticals International, Inc.
02/27/2008	CollaGenex Pharmaceuticals, Inc.	Galderma Laboratories, L.P.

        These transactions were selected, among other reasons, because their participants, size and other factors, for purposes of MTS's analysis, may be considered similar to the Merger. Both upfront and contingent consideration were analyzed in this process. Excluding the largest (MAP Pharmaceuticals, Inc./Allergan Inc.) and smallest (Somaxon Pharmaceuticals, Inc./Pernix Therapeutics Holdings, Inc.) transactions of the comparison set, and applying its professional judgment, MTS determined that a comparable upfront range represented $100 million to $250 million of transaction values, and a total transaction value range represented $100 million to $350 million. This analysis indicated an implied per share price of the Company's common stock, rounded to the nearest $0.25 per share, of the Company of $2.75 to $6.00 for upfront per share consideration and $2.75 to $8.25 for total per share consideration.

  Miscellaneous

        Analysts' Price Targets.    For reference purposes only, and not as a component of its fairness analyses, MTS also reviewed with the Company Board certain price targets of certain equity research analysts that follow the Company and noted that the range of such price targets was $5.00 to $8.00, and compared that to the $2.85 upfront cash payment and the $3.15 per share contingent cash consideration payment, as well as the present value of the aggregate per share merger consideration of approximately $4.41 to $5.01. See "Analysis of Merger Consideration" beginning on page 35 of this Statement. MTS noted that the analysts' income statement projections differed significantly from Company managements' projections. The analysts' projections projected significantly higher near term net income relative to Company management's projections due to more aggressive revenue forecasts and lower required cash burn due to operating expenses, leading to significantly higher free cash flows used in the analysts' discounted cash flow models. The analysts' projections also did not sufficiently factor into account the dilution arising from the Company's financing needs until profitability.

        The opinion of MTS was one of the many factors taken into consideration by the Company Board in making its determination to approve the Merger. See "Reasons for the Recommendation" beginning on page 22 of this Statement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the Merger Consideration or of whether the Company Board would have been willing to agree to different consideration. The Merger Consideration was determined through arm's-length negotiations between the Company and Parent and was approved by the Company Board. MTS provided advice to the Company during these negotiations. However, MTS did not recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

        MTS has consented to the use of MTS's opinion in this Statement; however, MTS has not assumed any responsibility for the form or content of this Statement, other than MTS's opinion itself.

        MTS and its affiliates, as part of their investment banking services, are regularly engaged in performing financial analyses with respect to businesses (including those in the healthcare industry) and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS acted as financial advisor to the Company Board in connection with the transaction and participated in certain of the negotiations leading to the Merger Agreement. The Company selected MTS because MTS is nationally recognized in the healthcare industry as having investment banking professionals with significant experience in healthcare investment banking and mergers and acquisitions transactions, including transactions similar to the Merger. Pursuant to an engagement letter agreement, dated as of June 26, 2009, among the Company and MTS (the "Engagement Letter"), the Company engaged MTS to act as its financial advisor in connection with identifying potential purchasers and evaluating mergers and acquisitions transactions. In addition, MTS agreed to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid or received in any such transaction. As permitted by the terms of the Engagement Letter and pursuant to MTS's internal policies, MTS Securities, LLC, rather than MTS Health Partners, L.P., delivered the fairness opinion due to the nature of the Merger Consideration. As compensation for MTS's financial advisory services, the Company paid two retainers of $50,000 and, upon the initial rendering of its opinion, an opinion fee of $250,000, against which both initial retainers were creditable. Upon completion of a merger, Parent, as the successor in interest to the Company under the Engagement Letter, will pay an initial transaction success fee equal to 1.25% of the aggregate upfront value of the transaction, against which the opinion fee (and two retainer fees) will be credited. In the event that any contingent cash consideration payments are made, Parent, as the successor in interest to the Company under the Engagement Letter, will be required to pay 1.25% of any contingent cash consideration payments to MTS. In addition, the Company also agreed to reimburse MTS for its reasonable out-of-pocket expenses, including attorney's fees and expenses, and to indemnify MTS and its related parties against various liabilities in connection with MTS's engagement. In addition, in the two years prior to the date hereof, MTS has provided and may currently be providing certain investment banking and financial advisory services to certain affiliates of the Company or other companies in which certain affiliates were or became investors and has received customary fees in connection with such services, including acting as placement agent to the Company in connection with its 2012 PIPE financing. MTS may also provide investment banking or financial advisory services to the Company and/or affiliates or such other companies in the future and would expect to receive customary fees for the rendering of these services.

(c)
Intent to Tender

        To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares issuable upon exercise of options or restricted Shares.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

        For a description of the terms of MTS's engagement as the Company's financial advisor, see the discussion under Item 4 above.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company

        No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as otherwise set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

(a)
Section 203 of the Delaware Business Combination Statute

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL that prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

(b)
Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The "fair value" could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and January 13, 2014, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer (and, any such vote or written consent of stockholders in connection with the Merger were to be sought, not vote in favor of, or consent to, the Merger; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

  Written Demand by the Record Holder

        All written demands for appraisal should be addressed to NuPathe Inc., 7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania 19355 attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

  Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their

Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

  Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

        If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Statement.

(c)
Stockholder Approval Not Required.

        Neither Parent nor Purchaser is, nor at any time for the past three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to approve a merger involving the target corporation under the DGCL and the target corporation's certificate of incorporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company's stockholders, in accordance with Section 251(h) of the DGCL.

(d)
Regulatory Approvals

  General

        Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

  Antitrust Compliance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied.

        If applicable, it is a condition to Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act has expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a "Second Request"), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the Acceptance Time could be extended by court order or with consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act so long as Purchaser acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of the Company or any of its respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

        The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

(e)
Litigation

  Friedman Complaint

        On December 20, 2013, a purported stockholder of the Company filed a class action lawsuit in the Court of Chancery of the State of Delaware, docketed as Friedman v. NuPathe Inc., et al., C.A. No. 9183 (Del. Ch.) (the "Friedman Action") against the Company, Purchaser, Purchaser and each of the Company's directors. The Friedman Action purports to be brought individually and on behalf of all public stockholders of the Company. The Friedman Action purports to allege that the Company's director defendants breached their fiduciary duties to The Company's stockholders in connection with the Offer and that the Company, Parent and Purchaser aided and abetted such alleged breach of the Company's director defendants' fiduciary duties. Based on these allegations, the Friedman Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief enjoining preliminarily and permanently the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, directing that the defendants account to plaintiff and other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of the alleged breaches of their fiduciary duties to the purported stockholder and other members of the putative class, awarding plaintiff the costs of the Friedman Action including a reasonable allowance for the expenses of plaintiff's attorneys and experts and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

        A copy of the complaint in the Friedman Action is attached hereto as Exhibit (a)(5)(C) and is hereby incorporated herein by reference. The foregoing description of the Friedman Action is qualified in its entirety by reference to Exhibit (a)(5)(C) hereto.

Bua Complaint

        On December 20, 2013, a purported stockholder of the Company filed a class action lawsuit in the Delaware County Court of Common Pleas of the State of Pennsylvania, docketed as Bua v. NuPathe Inc., et al., Dkt. No. 2013-012502 (the "Bua Action") against the Company, Purchaser, Parent and each of the Company's directors. The Bua Action purports to be brought individually and on behalf of all public stockholders of the Company. The Bua Action purports to allege that the Company's directors breached their fiduciary duties to the Company's stockholders in connection with the Offer and that the Company, Parent and Purchaser aided and abetted such alleged breach of the Company's director defendants' fiduciary duties. Based on these allegations, the Bua Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief permanently enjoining defendants and all those acting in concert with them from taking any steps to consummate the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, awarding plaintiff the costs of the Bua Action including a reasonable allowance for the expenses of plaintiff's attorneys and experts and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

        A copy of the complaint in the Bua Action is attached hereto as Exhibit (a)(5)(D) and is hereby incorporated herein by reference. The foregoing description of the Bua Action is qualified in its entirety by reference to Exhibit (a)(5)(D) hereto.

Peterson Complaint

        On December 20, 2013, a purported stockholder of the Company filed a class action lawsuit in the Delaware County Court of Common Pleas of the State of Pennsylvania, docketed as Peterson v. NuPathe Inc., et al., Dkt. No. 2013-012501 (the "Peterson Action") against the Company, Purchaser, Parent and each of the Company's directors. The Peterson Action purports to be brought individually and on behalf of all public stockholders of the Company. The Peterson Action purports to allege that the Company's directors breached their fiduciary duties to the Company's stockholders in connection with the Offer and that the Company, Parent and Purchaser aided and abetted such alleged breach of the Company's director defendants' fiduciary duties. Based on these allegations, the Peterson Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief permanently enjoining defendants and all those acting in concert with them from taking any steps to consummate the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, awarding plaintiff the costs of the Peterson Action including a reasonable allowance for the expenses of plaintiff's attorneys and experts and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

        A copy of the complaint in the Peterson Action is attached hereto as Exhibit (a)(5)(E) and is hereby incorporated herein by reference. The foregoing description of the Peterson Action is qualified in its entirety by reference to Exhibit (a)(5)(E) hereto.

(f)
Section 14(f) Information Statement

        The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(g)
Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Armando Anido, Jane H. Hollingsworth, Terri B. Sebree and Keith A. Goldan (each individually a "Named Executive Officer" and collectively, "Named Executive Officers") that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our Named Executive Officers.

        The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the transactions triggered as of the Effective Time. Immediately prior to the Effective Time, all outstanding options will vest and be converted into cash as described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement—Effect of Merger on Stock Options and Other Equity Awards." In addition, all unvested other equity awards (including restricted stock and restricted stock units) will become fully vested upon the Effective Time.

        Each of our Named Executive Officers is also entitled to certain severance payments and benefits pursuant to the Employment Agreements described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Potential Payments Upon a Termination of Employment."

        The amounts set forth in the table below assume the following:

  •
  the Effective Time occurs on January 22, 2014;

  •
  the Company's Named Executive Officers are terminated without "cause" or resign for "good reason" immediately following the Effective Time; and

  •
  the $2.85 per share cash consideration payable under the Merger Agreement.

49

        The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Statement. As a result, the actual amounts, if any, to be received by a Named Executive Officer may differ materially from the amounts set forth below.

Executive Officer	Cash ($)(1)		Equity ($)(2)		Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)		Tax Reimbursements ($)	Other ($)	Total ($)
Armando Anido	$1,357,025		$1,909,700		$—	$42,513		$—	$—	$3,309,238
Chief Executive Officer
Jane H. Hollingsworth		(4)		(4)	—		(4)	—	—		(4)
Former Chief Executive
Officer
Terri B. Sebree	500,580		375,915		—	17,246		—	—	893,741
President
Keith A. Goldan	442,554		289,187		—	28,342		—	—	760,083
Senior Vice President
and Chief Financial
Officer

(1)
These amounts equal the cash severance payments provided to the Named Executive Officers under the terms of such Named Executive Officer's Employment Agreement. In the event that a Named Executive Officer is terminated without "cause" or resigns for "good reason" within 90 days preceding or 12 months following a change of control, such Named Executive Officers shall be entitled to severance payments equal to the sum of (i) a multiple of the executive's annual base salary as of the last day of employment; (ii) a multiple of the executive's target annual bonus in effect at the time of termination, paid in accordance with regular payroll over a specified period as follows: 2.0x base salary and target annual bonus for Mr. Anido, or 24 months, and 1.0x base salary and target annual bonus for Ms. Sebree and for Mr. Goldan, or 12 months. These cash payments are double-trigger benefits in that they will be paid only if the Named Executive Officer experiences a termination of employment.

(2)
These amounts represent the intrinsic value of each outstanding restricted stock award and restricted stock unit award vesting on an accelerated basis in connection with the Merger. These are the only single-trigger benefits that will be paid if there is no termination of the Named Executive Officer's employment. The intrinsic value is calculated by multiplying (i) the aggregate number of shares which vest on an accelerated basis by (ii) the $2.85 per share cash consideration payable under the Merger Agreement. The following table identifies the restricted stock awards and the restricted stock unit awards vesting on an accelerated basis in connection with the Merger:

Name	Number of Restricted Stock Awards Vesting	Dollar Value of Restricted Stock Awards Vesting ($)	Number of Restricted Stock Unit Awards Vesting	Dollar Value of Restricted Stock Unit Awards Vesting ($)
Armando Anido	—	$—	670,070	$1,909,700
Terri B. Sebree	12,953	36,916	118,947	338,999
Keith A. Goldan	14,082	40,134	87,387	249,053

  Pursuant to the terms of the Offer, depending on the net sales of ZECUITY, Contingent Cash Consideration Payments of up to $3.15 per Share may be paid at a future date as described in this Statement. For purposes of the "golden parachute" compensation SEC disclosure rules, we have included a table below that represents the intrinsic value of each outstanding restricted stock award and restricted stock unit award vesting on an accelerated basis, assuming the entire $3.15 per Share is paid. These amounts are not included in the Equity column set forth above in the Golden Parachute Compensation Table.

Name	Number of Restricted Stock Awards Vesting	Dollar Value of Restricted Stock Awards Vesting ($)	Number of Restricted Stock Unit Awards Vesting	Dollar Value of Restricted Stock Unit Awards Vesting ($)
Armando Anido	—	$—	670,070	$2,110,721
Terri B. Sebree	12,953	40,802	118,947	374,683
Keith A. Goldan	14,082	44,358	87,387	275,269
(3)
These amounts represent continued medical and dental coverage, for the Named Executive Officer and dependents, if applicable, at the same level in effect at the time of termination for a specified period, as follows: 18 months for Mr. Anido and 12 months for Ms. Sebree and for Mr. Goldan, such amount being or $42,513, $17,246 and $28,342 respectively. These benefits are double-trigger benefits in that they will be paid only if the Named Executive Officer experiences a termination of employment.

(4)
Ms. Hollingsworth resigned as Chief Executive Officer on July 25, 2012. In connection with her resignation she was paid severance pursuant to the terms of her employment agreement and therefore is not entitled to any additional severance or other payments pursuant to the terms of the Offer and the Merger. In addition, all outstanding equity awards held by Ms. Hollingsworth are fully vested and therefore no intrinsic value is attributable the vesting of her equity awards.
(h)
Annual Report on Form 10-K; Quarterly Reports on Form 10-Q

        For additional information regarding the business and financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2012, the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2013, the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2013 and the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2013, which are incorporated herein by reference.

Item 9.    Exhibits

        The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 23, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on December 23, 2013).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed on December 23, 2013).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed on December 23, 2013).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed on December 23, 2013).
(a)(1)(E)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed on December 23, 2013).
(a)(1)(F)
Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the forms (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on December 23, 2013).
(a)(1)(G)	Press release issued by the Company and Parent dated December 16, 2013 (incorporated by reference to the Company's Form 8-K/A filed on December 16, 2013).
(a)(1)(H)	Form of Summary Advertisement published in the New York Times on December 23, 2013(incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed on December 23, 2013).
(a)(1)(I)	Opinion of MTS Securities, LLC dated December 15, 2013 (included as Annex A to this Schedule 14D-9).
(a)(1)(J)	Information Statement of the Company dated as of December 23, 2013 (included as Annex B to this Schedule 14D-9).
(a)(2)	Letter to Stockholders of the Company, dated December 23, 2013, from Armando Anido, Chief Executive Officer of the Company.
(a)(5)(A)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to this Schedule 14D-9).
(a)(5)(B)	Questions and Answers, dated December 16, 2013 (incorporated by reference to Company's Schedule 14D-9C filed on December 16, 2013).
(a)(5)(C)
Complaint filed by Friedman, et al. in the Court of Chancery of the State of Delaware on December 20, 2013 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed on December 23, 2013).
(a)(5)(D)
Complaint filed by Bua, et al. in the Delaware County Court of Common Pleas, Pennsylvania on December 20, 2013 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO filed on December 23, 2013).
(a)(5)(E)
Complaint filed by Peterson, et al. in the Delaware County Court of Common Pleas, Pennsylvania on December 20, 2013 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO filed on December 23, 2013).

Exhibit No.	Description
(e)(1)	Agreement and Plan of Merger, dated as of December 15, 2013, among the Company, Purchaser and Parent (incorporated by reference to the Company's Current Report on Form 8-K filed on December 16, 2013).
(e)(2)	Form of Contingent Cash Consideration Agreement, among Purchaser, Paying Agent and Parent (incorporated by reference to the Company's Current Report on Form 8-K filed on December 16, 2013).
(e)(3)	Exclusivity Agreement by and between the Company and Parent dated November 22, 2013.
(e)(4)	Confidentiality Agreement by and between the Company and Endo Pharmaceuticals Inc., dated June 7, 2010.
(e)(5)	Restated Certificate of Incorporation of the Company (incorporated by reference to the Company's Current Report on Form 8-K filed on August 12, 2010).
(e)(6)	Bylaws of the Company (incorporated by reference to the Company's Current Report on Form 8-K filed on August 12, 2010).
(e)(7)
Amended and Restated 2005 Equity Compensation Plan, as amended, including forms of Incentive Stock Option Grant, Nonqualified Stock Option Grant and Restricted Stock Grant Agreement thereunder (incorporated by reference to the Company's Form S-1/A filed on June 15, 2010).
(e)(8)	NuPathe Inc. 2010 Omnibus Incentive Compensation Plan, as amended and restated effective April 11, 2011 (incorporated by reference to the Company's Schedule 14-A filed on April 22, 2011).
(e)(9)
Form of Incentive Stock Option Grant Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 12, 2010).
(e)(10)
Form of Nonqualified Stock Option Grant Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 12, 2010).
(e)(11)
Form of Nonqualified Stock Option Grant Agreement for awards to non-employee directors under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 12, 2010).
(e)(12)
Form of Restricted Stock Grant Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 12, 2010).
(e)(13)
Form of Restricted Stock Unit Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Annual Report on Form 10-K filed on March 27, 2013).
(e)(14)	NuPathe Inc. Non-Employee Director Compensation Policy (incorporated by reference to the Company's Annual Report on Form 10-K filed on March 18, 2011).
(e)(15)	Employment Agreement between the Company and Armando Anido, dated July 25, 2012 (incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).

Exhibit No.	Description
(e)(16)	Amended and Restated Employment Agreement between the Company and Terri Sebree, dated July 25, 2012 (incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).
(e)(17)
First Amendment to Amended and Restated Employment Agreement between the Company and Terri Sebree, dated March 27, 2013 (incorporated by reference to the Company's Annual Report on Form 10-K filed on March 27, 2013).
(e)(18)	Amended and Restated Employment Agreement between the Company and Michael Marino, dated July 25, 2012, (incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).
(e)(19)
First Amendment to Amended and Restated Employment Agreement between the Company and Michael Marino, dated August 8, 2013, (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on August 9, 2013).
(e)(20)
Amended and Restated Employment Agreement between the Company and Gerald McLaughlin, dated July 25, 2012 ((incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).
(e)(21)
First Amendment to Amended and Restated Employment Agreement between the Company and Gerald McLaughlin, dated August 8, 2013, (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on August 9, 2013).
(e)(22)	Amended and Restated Employment Agreement between the Company and Keith Goldan, dated July 25, 2012 ((incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).
(e)(23)
First Amendment to Amended and Restated Employment Agreement between the Company and Keith Goldan, dated August 8, 2013, (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on August 9, 2013).
(e)(24)	Form of Director Indemnification Agreement (incorporated by reference to the Company's Form S-1/A filed on July 9, 2010).
(e)(25)	Form of Warrant to Purchase Shares of Common Stock, dated October 23, 2012 (incorporated by reference to the Company's Form 8-K filed on September 26, 2012).

SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

NUPATHE INC.
By:	/s/ ARMANDO ANIDO
	Name:	Armando Anido
	Title:	Chief Executive Officer

Dated: December 23, 2013

 ANNEX A

Opinion of MTS Securities, LLC, dated December 15, 2013

CONFIDENTIAL

MTS SECURITIES, LLC

December 15, 2013
Board of Directors
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, PA 19355

Members of the Board of Directors:

        We understand that NuPathe Inc., a Delaware corporation (the "Company"), proposes to enter into an Agreement and Plan of Merger, expected to be dated as of December 15, 2013 (the "Merger Agreement"), by and among Endo Health Solutions Inc., a Delaware corporation ("Parent"), DM Merger Sub Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent ("Merger Sub"), and the Company, pursuant to which Parent will cause Merger Sub to make a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.001 per share (the "Company Common Stock"), for consideration per share equal to (A) $2.85 (the "Cash Consideration"), plus (B) the contractual right to receive the Contingent Cash Consideration Payments pursuant to the Contingent Cash Consideration Agreement (each as defined in the Merger Agreement) (the "Contingent Cash Consideration," and together with the Cash Consideration, the "Merger Consideration"). The Merger Agreement further provides that, following consummation of the Offer, Merger Sub shall be merged with and into the Company (the "Merger," and together with the Offer, the "Transaction"), with the Company continuing as the surviving corporation following the Merger, subject to Section 2.1 of the Merger Agreement, and each share of Company Common Stock (other than (i) shares of Company Common Stock directly or indirectly owned by Parent, Merger Sub or the Company and (ii) Dissenting Shares) will be converted into the right to receive the Merger Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Merger Consideration to be received by such holders in connection with the Transaction.

        In the course of performing our review and analyses for rendering the opinion set forth below, we have:

  (i)
  reviewed the financial terms of a draft copy of the Merger Agreement as of December 14, 2013, which was the most recent draft available to us (the "Draft Merger Agreement");

  (ii)
  reviewed a draft copy of the Contingent Cash Consideration Agreement as of December 14, 2013, which was the most recent draft available to us (the "Draft Contingent Cash Consideration Agreement");

  (iii)
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  (iv)
  reviewed certain publicly available financial analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

  (v)
  reviewed certain internal financial analyses and forecasts prepared by and provided to us by the management of the Company relating to its business (the "Company Projections");

  (vi)
  discussed with Company management the Company's projected payment dates of the Contingent Cash Consideration Payments (the "Projected Contingent Cash Consideration Payment Dates");

  (vii)
  conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (iii)-(vi) above, the other strategic alternatives considered or pursued by the Company since 2009, the likelihood of the Company being able to enter into partnership arrangements or obtain financing to the extent necessary to finance the Company's strategic plan, and certain other matters we believed necessary or appropriate to our inquiry;

  (viii)
  compared the financial and operating performance of the Company with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies, in each case, that we deemed relevant;

  (ix)
  reviewed and analyzed the proposed financial terms of the Transaction as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that we deemed relevant;

  (x)
  reviewed and analyzed, based on the Company Projections, the cash flows generated by the Company to determine the present value of the Company's discounted cash flows; and

  (xi)
  performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of this opinion.

        In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us. We are not legal, regulatory, tax or financial reporting experts and have relied, with your consent, on the assessments made by advisors to the Company with respect to such issues. We have not conducted any independent verification of the Company Projections or the Projected Contingent Cash Consideration Payment Dates. Without limiting the generality of the foregoing, with respect to the Company Projections and the Projected Contingent Cash Consideration Payment Dates, we have assumed, with your consent, and based upon discussions with the Company's management, that they have been reasonably prepared in good faith, that the Company Projections (base case) are the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company and that the Projected Contingent Cash Consideration Payment Dates are the best currently available estimates and judgments of the management of the Company of the timing of payment of the Contingent Cash Consideration Payments. We express no view as to the Company Projections or the Projected Contingent Cash Consideration Payment Dates or the assumptions on which they are based.

        In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or Parent or any of their respective subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company, Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent is party to any material pending transaction that has not been disclosed to us, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

        We have assumed that the representations and warranties of each party contained in the Merger Agreement and the Contingent Cash Consideration Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the Contingent Cash Consideration Agreement, that the Offer and the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. We have assumed that the final forms of the Merger Agreement and the Contingent Cash Consideration Agreement will be in all material respects identical to the Draft Merger Agreement and Draft Contingent Cash Consideration Agreement, respectively. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transaction will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the Transaction.

        Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. We have not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the "SEC"), or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub, and their respective affiliates) of the Merger Consideration set forth in the Merger Agreement and does not address any other terms in the Merger Agreement or any other agreement relating to the Transaction or any other aspect or implication of the Transaction, including without limitation, the form or structure of the Transaction. Our opinion does not address the Company's underlying business decision to proceed with the Transaction or the relative merits of the Transaction compared to other alternatives available to the Company. We have not been requested to opine as to, and our opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the compensation to be paid to the public stockholders of the Company in connection with the Transaction or with respect to the fairness of any such compensation.

        It is understood that this letter is provided to the Board of Directors of the Company for your information in connection with your consideration of the Transaction and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the SEC in connection with the Transaction if such inclusion is required by applicable law. This opinion does not constitute a recommendation to the Board of Directors or any stockholder of the Company as to how to vote on or to take any other action in connection with the Transaction, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer.

        As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company's financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering this opinion. We may also seek to provide such services to the Company and Parent in the future and expect to receive fees for the rendering of these services.

        This opinion was reviewed and approved by a fairness committee of MTS Securities, LLC.

        Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration to be received by the holders of Company Common Stock (other than Parent, Merger Sub, and their respective affiliates) pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MTS SECURITIES, LLC

 ANNEX B

NUPATHE INC.
INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

        This Information Statement (this "Information Statement") is being mailed on or about December 23, 2013 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of common stock, par value $0.001 per share (the "Shares"), of NuPathe Inc., a Delaware corporation (the "Company").

        The Schedule 14D-9 relates to the tender offer by DM Merger Sub Inc., a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Endo Health Solutions Inc., a Delaware Corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO-T dated December 23, 2013 filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the outstanding Shares at a price per Share of $2.85 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company's primary product.

        The contingent cash consideration payments are comprised of up to an aggregate of $3.15 per Share (the "Contingent Cash Consideration Payments") depending on the net sales of ZECUITY. The Contingent Cash Consideration Payments relating to ZECUITY are payable pursuant to a contingent cash consideration agreement (the "Contingent Cash Consideration Agreement") to be entered into by and among Purchaser, Parent and American Stock Transfer & Trust Company, as follows: (i) $2.15 per share upon net sales of ZECUITY reaching at least $100,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY (the "Termination Date") and (ii) $1.00 per share upon net sales of ZECUITY reaching at least $300,000,000 during any four consecutive calendar quarters on or prior to the Termination Date, subject to the terms and conditions of the Contingent Cash Consideration Agreement (such aggregate consideration, the "Offer Price").

        The tender offer and related purchase are contingent upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, and, together with the Offer to Purchase, the "Offer"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 15, 2013 (the "Merger Agreement") by and among the Company, Parent and Purchaser.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

        Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

        The common stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of December 20, 2013, there were 33,307,135 Shares issued and outstanding.

BACKGROUND INFORMATION

        The Offer is being made pursuant to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, the Offer, if successful, will be followed by a merger (the "Merger") of Purchaser with and into the Company, with the Company as the surviving corporation and a wholly owned subsidiary of Parent, unless Parent elects in accordance with the Merger Agreement to change the form of the Merger to provide that Purchaser will instead be the surviving corporation, in either case pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the "DGCL") without any additional stockholder approvals. In the Merger, any Shares not tendered into the Offer, other than Shares held by the Company, Parent, Purchaser or stockholders who have validly exercised their appraisal rights under the DGCL, will be cancelled and automatically converted into the right to receive the same per share consideration paid to stockholders in the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and retired and will cease to exist, and (ii) Shares owned by Company's stockholders who perfect their appraisal rights under the DGCL) will be converted into cash and Contingent Cash Consideration Payments equal in form and amount to the Offer Price paid in the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

        The Merger Agreement provides that, effective upon the Offer Closing (as defined in the Merger Agreement) and from time to time thereafter, Parent shall be entitled to designate the number of directors (the "Designees"), rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of shares of Company common stock beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of shares outstanding, and the Company shall cause Designees to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board that represents the same percentage as such individuals represent on the Board. The Company's obligations to appoint Parent's designees to the Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Designees, including mailing to its stockholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require, which, unless Parent otherwise elects, shall be mailed together with the

Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

Information with Respect to the Designees

        As of the date of this Information Statement, Parent has not determined who will be the Designees. However, Parent has informed the Company that it will choose its designees to the Board from the executive officers and directors of Purchaser listed on Schedule A to the Offer to Purchase (the "Potential Designees"), a copy of which is being mailed to the stockholders of the Company. The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

        Parent and Purchaser have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of common stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, on Wednesday, January 22, 2014. It is currently not known which, if any, of the current directors of the Company would resign.

BOARD OF DIRECTORS OF NUPATHE INC.

        Directors are elected by the stockholders at each annual meeting or, in the case of a vacancy, are appointed by the directors then in office, to serve until the next annual meeting or until their successors are elected and qualified. The Board has eight current members. Officers are appointed by and serve at the discretion of the Board. The current members of the Board and the function of each committee of the Board are described below:

NAME	AGE	POSITIONS AND TENURE
Wayne P. Yetter	68	Chairman and Director since July 2010
Armando Anido	56	Chief Executive Officer and Director since July 2012
Michael Cola	54	Director since December 2006, Chairman from December 2006 through July 2010
James A. Datin	51	Director since October 2012
William J. Federici	54	Director since January 2011
Richard S. Kollender	44	Director since October 2012, Director from December 2007 to June 2011
Robert P. Roche, Jr.	58	Director since July 2010
Brian J. Sisko	53	Director since October 2012

        Wayne P. Yetter, 68, has served as the Chairman of our Board since July 2010. From September 2005 through August 2008, Mr. Yetter served as Chief Executive Officer of Verispan, LLC, a healthcare information company serving pharmaceutical and biotechnology companies. From November 2004 through September 2005, Mr. Yetter served as President and Chief Executive Officer of Odyssey Pharmaceuticals, Inc., a specialty pharmaceutical company. Mr. Yetter also founded Biopharm Advisory, LLC, a healthcare industry advisory firm, and served as its President from July 2003 through September 2005. From September 2003 through November 2004, Mr. Yetter served on the Advisory Board of Alterity Partners, a mergers and acquisition advisory firm. Prior to that, Mr. Yetter served as Chairman and Chief Executive Officer of Synavant, Inc., a customer relationship management and marketing services company focused on the pharmaceutical industry, Chief Operating Officer of IMS, President and Chief Executive Officer of Novartis Pharmaceutical Corp., the U.S. division of Novartis AG, and founding President and Chief Executive Officer of Astra Merck Inc. Mr. Yetter also held a variety of management and marketing roles at Merck and Pfizer. Mr. Yetter currently serves on the board of directors of InfuSystem Holdings, Inc., a publicly-traded provider of infusion pumps and related services. Previously, Mr. Yetter also served on the board of directors of the following publicly-traded companies: EpiCept Corp., Strategic Diagnostics Inc., Noven Pharmaceuticals, Inc., where he was Chairman, Synvista Therapeutics, Inc., Transkaryotic Therapies, Inc., where he was Chairman, Maxim Pharmaceuticals, Inc., and Matria Healthcare, Inc., where he was lead independent director. Mr. Yetter also served on the Executive Committee of PhRMA, the pharmaceutical industry association, from 1997 through 1999. Mr. Yetter holds a BA in Biology from Wilkes University and an MBA from Bryant University.

        Armando Anido, 56, has served as our Chief Executive Officer and one of our directors since July 2012. Mr. Anido has more than 30 years of executive, operational and commercial leadership experience in the biopharmaceutical industry. He is currently a member of the board of directors of Respira Therapeutics, Inc. and was a member of the board of directors of Adolor Corporation from August 2003 until it was sold to Cubist Pharmaceuticals, Inc. in December 2011. From July 2006 to December 2011, Mr. Anido was Chief Executive Officer, President and a member of the board of directors of Auxilium Pharmaceuticals, Inc., a publicly-traded pharmaceutical company, where under his leadership, sales grew from $42 million in 2005 to more than $260 million in 2011 and market capitalization increased from $200 million to more than $900 million. Prior to Auxilium, Mr. Anido was the Executive Vice President, Sales and Marketing for MedImmune, Inc., a biotechnology company focused on developing and marketing products in the therapeutic areas of cancer, infectious disease and immune regulation, where he was responsible for worldwide commercialization of their portfolio. He also served on MedImmune's Executive Committee and Product Development Committee. Prior to joining MedImmune in 1999, from 1995 to 1999, Mr. Anido was with GlaxoWellcome, Inc. where he served as Vice President, Central Nervous System Marketing, responsible for the commercialization of the migraine, epilepsy and depression businesses in the U.S. Under his leadership, GlaxoWellcome's migraine business grew to nearly $1 billion in revenues spearheaded by the rapid growth of Imitrex® (sumatriptan). Mr. Anido received his BS in Pharmacy and his MBA in Marketing and Finance from West Virginia University.

        Michael Cola, 54, has served as one of our directors since December 2006 and served as Chairman of our Board from December 2006 through July 2010. Mr. Cola joined Medgenics, Inc., a developer of a therapeutic protein delivery technology for the treatment of a range of chronic diseases, in September 2013 as President and Chief Executive Officer. He also joined the Medgenics board of directors in September 2013. From June 2005 to April 2012, Mr. Cola served as President, Specialty Pharmaceuticals at Shire plc, a global specialty pharmaceutical company. Prior to joining Shire, Mr. Cola served as Group President of Safeguard Scientifics, Inc., a growth capital provider to life sciences and technology companies, and in a variety of positions at AstraZeneca and AstraMerck, including Vice President, Global Clinical Operations. Mr. Cola has also served on the board of directors of Clarient, Inc., a publicly-traded advanced oncology diagnostics services company and on the board of directors of Vanda Pharmaceuticals Inc. Mr. Cola holds a BA in Biology and Physics from Ursinus College and MS in Biomedical Science from Drexel University. Mr. Cola has more than 20 years of international pharmaceutical industry experience.

        James A. Datin, 51, has served as one of our directors since October 2012. Mr. Datin joined BioAgilytix Labs, a leading provider of contract bioanalytical testing services, in November 2013 as Chief Executive Officer. From September 2005 to July 2013, Mr. Datin served as Executive Vice President and Managing Director at Safeguard Scientifics Inc., a growth capital provider to life sciences and technology companies. Prior to joining Safeguard Scientifics, Mr. Datin served as Chief Executive Officer of Touchpoint Solutions, Inc., a provider of software that enables customers to develop and deploy applications, content and media on multi-user interactive devices, from December 2004 to June 2005; Group President in 2004, and as Group President, International, from 2001 to 2003, of Dendrite International, a provider of sales, marketing, clinical and compliance solutions and services to global pharmaceutical and other life sciences companies; and Group Director, Corporate Business Strategy and Planning at GlaxoSmithKline, from 1999 to 2001, where he also was a member of the company's Predictive Medicine Board of Directors that evaluated acquisitions and alliances. From 2005 to 2010, Mr. Datin served as Chairman of the board of directors of Clarient, Inc., a publicly-traded advanced oncology diagnostics services company. His prior experience also includes international assignments with and identifying strategic growth opportunities for E Merck and Baxter International. Mr. Datin holds a BBA from Marshall University and a MBA from the University of New Haven.

        William J. Federici, 54, has served as one of our directors since January 2011. Mr. Federici has served as Vice President and Chief Financial Officer of West Pharmaceutical Services, Inc., a publicly-traded global manufacturer of components and delivery systems for the pharmaceuticals, healthcare and consumer products industries, since August 2003. From June 2002 until July 2003, he was National Industry Director for Pharmaceuticals of KPMG LLP, a global audit, tax and advisory firm, and prior thereto, an audit partner with Arthur Andersen, LLP. From 2008 to 2009, Mr. Federici served as a director of Synvista Therapeutics, Inc. He is a member of the Board of Trustees at Cancer Care of New Jersey. Mr. Federici holds a BA in Economics and an MBA in Professional Accounting from Rutgers University and is a Certified Public Accountant.

        Richard S. Kollender, 44, has served as one of our directors since October 2012. He also previously served as one of our directors from December 2007 to June 2011. Mr. Kollender has served as a Partner at Quaker Partners Management, L.P. (formerly Quaker BioVentures Management, L.P.), a venture capital and growth equity firm with a focus on the healthcare industry, since October 2005. Mr. Kollender joined Quaker Partners Management, L.P (Quaker Partners). as a Principal in 2003 (Quaker Partners and its affiliates beneficially own approximately 21.9% of our common stock—see the "Security Ownership of Certain Beneficial Owners and Management" section of this Information Statement for additional information). Prior to joining Quaker Partners, Mr. Kollender served in a variety of sales, marketing and worldwide business development positions at GlaxoSmithKline, as an Investment Manager at SR One and as a Certified Public Accountant with KPMG LLP, with a significant emphasis on the healthcare and emerging businesses sectors. Mr. Kollender serves on the board of directors of Rapid Micro Biosystems, Corridor Pharmaceuticals and Celator Pharmaceuticals and previously served on the board of directors of Insmed. Mr. Kollender holds a BA from Franklin and Marshall College in Accounting and Business Administration and an MBA from the University of Chicago and a certificate in Health Administration and Policy from the University of Chicago.

        Robert P. Roche, Jr., 58, has served as one of our directors since July 2010. Mr. Roche has served as principal of Robert Roche Associates, LLC, a consulting firm focusing on the pharmaceutical and biotechnology industries, since February 2010. From January 1995 through February 2010, Mr. Roche served as the head of commercial operations at Cephalon, Inc., a global biopharmaceutical company. His most recent position at Cephalon, held from February 2005 through February 2010, was Executive Vice President, Worldwide Pharmaceutical Operations, in which capacity he oversaw several new product launches. Prior to that, Mr. Roche served in a variety of sales and marketing positions at SmithKline Beecham, a global pharmaceutical company. Mr. Roche has served on the board of directors of Civitas Therapeutics, a privately-held specialty pharmaceutical company focused on respiratory delivery of small molecule therapeutics, since January 2012, and on the board of directors of Antares Pharma, Inc. since August 2013. Previously, Mr. Roche served on the board of directors of EKR Therapeutics, a privately-held specialty pharmaceutical company focused on acute care products in the hospital setting, from 2011 to 2012, on the board of directors of Intercept Pharmaceuticals, Inc., a privately-held pharmaceutical company focused on metabolic diseases, from 2008 to 2011, and on the board of directors of LifeCell Corporation, a publicly-traded medical device company focusing on tissue repair products, from 2005 to 2008. Mr. Roche currently serves as a Trustee of The Westtown School and as a member of the Board of Trustees for the Bryn Mawr Hospital Foundation. Mr. Roche holds a BA in Spanish and History from Colgate University and an MBA from The Wharton School at the University of Pennsylvania.

        Brian J. Sisko, 53, has served as one of our directors since October 2012. Mr. Sisko is currently Executive Vice President and Managing Director—Strategy, Development and Operations of Safeguard Scientifics, a position he has held since November 2012. He previously served as Senior Vice President and General Counsel at Safeguard Scientifics since August 2007 (Safeguard Scientifics and its affiliates beneficially own approximately 21.4% of our common stock—see the "Security Ownership of Certain Beneficial Owners and Management" section of this Information Statement for additional information). Prior to joining Safeguard, Mr. Sisko served as Chief Legal Officer, Senior Vice President and General Counsel of Traffic.com, a publicly-traded provider of accurate, real-time traffic information in the United States, from February 2006 until June 2007 (following its acquisition by NAVTEQ Corporation in March 2007); Chief Operating Officer from February 2005 to January 2006 of Halo Technology Holdings, Inc., a public holding company for enterprise software businesses (Halo Technology Holdings filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in August 2007); ran B/T Business and Technology, an advisor and strategic management consultant to a variety of public and private companies, from January 2002 to February 2005; and was a Managing Director from April 2000 to January 2002, of Katalyst, LLC, a venture capital and consulting firm. Mr. Sisko also previously served as Senior Vice President—Corporate Development and General Counsel of National Media Corporation, a publicly-traded multi-media marketing company with operations in 70 countries, and as a partner in the corporate finance, mergers and acquisitions practice group of the Philadelphia-based law firm, Klehr, Harrison, Harvey, Branzburg & Ellers LLP. Mr. Sisko served on the board of directors of Clarient, Inc., a publicly-traded advanced oncology diagnostics services company, from June 2008 to July 2008. Mr. Sisko holds a BS from Bucknell University and a JD from the University of Pennsylvania Law School.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Meetings of Our Board of Directors

        Our Board consists of eight directors. We had three directors resign in 2012, Ms. Jane H. Hollingsworth in July 2012 and Ms. Jeanne Cunicelli and Dr. Gary J. Kurtzman in October 2012. During 2012, there were 21 meetings of our Board and a total of 27 committee meetings. Each current director attended at least 75% of the Board meetings held in 2012 and 75% of the meetings held by committees on which he served in 2012. Our independent directors periodically meet separately in executive session following Board meetings.

        Our directors are expected to attend the Annual Meeting. Our 2012 annual meeting of stockholders was attended by six of our then seven directors.

Committees of Our Board of Directors

        Our Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter that has been approved by our Board. These charters are available under the "Investor

Relations—Corporate Governance" section of our website (www.nupathe.com). Each committee annually reviews and assesses its charter. From time to time, our Board may also appoint ad hoc committees for specific matters.

Audit Committee

        The members of our Audit Committee are Mr. Federici (Chair), Mr. Roche and Mr. Yetter. Mr. Yetter was appointed to the Committee in October 2012 following Ms. Cunicelli's resignation from the Committee. Our Board has determined that each member of the Audit Committee is an "independent" director within the meaning of SEC regulations and NASDAQ listing rules. In addition, our Board has determined that Mr. Federici qualifies as an "audit committee financial expert" within the meaning of SEC regulations and NASDAQ listing rules. Our Audit Committee held 6 meetings during 2012.

        The main function of our Audit Committee is to oversee our accounting and financial reporting processes, the audits of our financial statements, our independent registered public accounting firm relationships and our compliance with legal requirements. The responsibilities of our Audit Committee include, among other things:

  •
  Retaining, appointing, setting compensation of and evaluating the performance, independence, internal quality control procedures and qualifications of our independent auditors;

  •
  Reviewing and approving in advance the engagement of our independent auditors to perform audit services and any permissible non-audit services;

  •
  Reviewing with our independent auditor the planning and staffing of the audit, including the rotation requirements and other independence rules;

  •
  Reviewing our annual and quarterly financial statements and reports, discussing the statements and reports with our independent auditors and management and recommending to the Board whether to include the financial statements in the annual reports filed with the SEC;

  •
  Reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, matters concerning the scope, adequacy and effectiveness of our financial controls, effects of alternative Generally Accepted Accounting Principles (GAAP) methods on our financial statements and any correspondence or reports that raise issues with or could have a material effect on our financial statements;

  •
  Reviewing any earnings announcements and other financial information and earnings guidance provided to analysts, the investment community and ratings agencies;

  •
  Establishing procedures for the receipt, retention and treatment of complaints received by us, and the anonymous submission by employees of concerns, regarding financial controls, accounting or auditing matters;

  •
  Preparing the audit committee report required by the rules of the SEC, which is included in this Information Statement under the heading "Audit Committee Report";

  •
  Reviewing the reports of the Chief Executive Officer and Chief Financial Officer during their certification process for our Form 10-K and Form 10-Q filings with the SEC;

  •
  Reviewing and, if acceptable, approving any related person transactions and establishing and reviewing our code of business conduct and ethics;

  •
  Reviewing our risk assessment, risk management, financial disclosure and accounting policies on a periodic basis;

  •
  Overseeing our disclosure controls and procedures, including internal controls over our financial reporting, and reviewing and discussing our management's annual report on the effectiveness of our internal control over financial reporting;

  •
  Reviewing and assessing, on a periodic basis, our systems to monitor compliance with applicable laws and regulations and meeting periodically with our Chief Compliance Officer, General Counsel and other senior personnel responsible for the our compliance with such legal and regulatory requirements;

  •
  Setting policies for our hiring of employees or former employees of our independent auditors; and

  •
  Making regular reports to our Board regarding the audit committee's activities, including reviewing any issues realized during the audit committee's performance of its responsibilities.

Compensation Committee

        The members of our Compensation Committee are Mr. Kollender (Chair), Mr. Cola and Mr. Roche. Mr. Kollender was appointed to the Committee in October 2012 following Dr. Kurtzman's resignation from the Committee. Our Board has determined that each member of our Compensation Committee is an "independent" director within the meaning of SEC regulations and NASDAQ listing rules and qualifies as a "non-employee director" (as defined under Rule 16b-3 under the Exchange Act) and an "outside director" (as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended). Our Compensation Committee held 8 meetings during 2012.

        The main function of our Compensation Committee is to oversee our compensation programs. The responsibilities of our Compensation Committee include, among other things:

  •
  Implementing and administering our equity compensation plans;

  •
  Establishing corporate goals and objectives relevant to compensation of our executive officers and evaluating the performance of such executive officers in light of those goals and objectives;

  •
  In the case of our Chief Executive Officer, recommending to the independent members of our Board the appropriate compensation package for him and, in the case of our other executive officers, determining the appropriate compensation for them;

  •
  Reviewing and approving for our executive officers the other terms of their employment, including employment agreements, severance arrangements and change in control protections;

  •
  Periodically reviewing and evaluating for continuing appropriateness, any existing employee agreements and change in control agreements with our executive officers;

  •
  Reviewing our compensation plans and approving and recommending to our Board for its approval the initial adoption or material modification of such plans;

  •
  Overseeing and reviewing the operation of our health and welfare plans and arrangements subject to the Employee Retirement Income Security Act of 1974, as amended;

  •
  Evaluating and recommending to our Board the appropriate level of director compensation and ensuring that any payments to directors other than in their capacity as directors are fully and properly disclosed;

  •
  Selecting peer groups of companies to be used for determining competitive compensation packages;

  •
  Reviewing and discussing with management our disclosures under the "Executive Compensation—Compensation Discussion and Analysis" section of this Information Statement and recommending to our Board the inclusion of such information in this Information Statement;

  •
  Preparing the compensation committee report required by the rules of the SEC, which is included in this Information Statement under the heading "Compensation Committee Report";

  •
  Annually reviewing and discussing with management the potential risks arising from the Company's compensation arrangements; and

  •
  Overseeing the Company's compliance with rules prohibiting loans to officers and directors of the Company.

Nominating and Corporate Governance Committee

        The members of our Nominating and Corporate Governance Committee are Mr. Cola (Chair), Mr. Datin and Mr. Sisko. Mr. Datin and Mr. Sisko were appointed to our Nominating and Corporate Governance Committee in October 2012 following Ms. Cunicelli's resignation from the Committee. Mr. Federici also served on the Committee until October 2012. Our Board has determined that each member of the Nominating and Corporate Governance Committee is an "independent" director within the meaning of SEC regulations and NASDAQ listing rules. Our Nominating and Corporate Governance Committee held 3 meetings during 2012.

        The main function of our Nominating and Corporate Governance Committee is to assist our Board by identifying individuals qualified to become directors and to serve on committees of the Board, to evaluate the performance of our Board and to develop and update our corporate governance principals. The responsibilities of our Nominating and Corporate Governance Committee include, among other things:

  •
  Identifying, reviewing, evaluating, nominating and recommending candidates to serve on our Board and each of its committees (including candidates recommended or nominated by stockholders);

  •
  Considering and recommending to our Board the appropriate size and composition of our Board;

  •
  Evaluating the performance of and, when determined appropriate, approving current members of our Board standing for re-election;

  •
  Reviewing and recommending to our Board an appropriate course of action upon the resignation of current Board members or any planned expansion of the Board;

  •
  Recommending to our Board the responsibilities and structure of each committee of the Board;

  •
  Establishing and assessing our corporate governance guidelines and recommending any amendments to such guidelines to our Board;

  •
  Reviewing and assessing the adequacy of our restated certificate of incorporation, bylaws and charters of any committee of our Board and recommending any necessary modifications to such documents to our Board; and

  •
  Reviewing all stockholder proposals submitted to us and recommending to our Board appropriate action on each such proposal.

Consideration of Director Candidates

        Our Nominating and Corporate Governance Committee identifies, evaluates and recommends director candidates to our Board for nomination. The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to current directors and others for recommendations, use of professional search firms to identity potential candidates, meetings to evaluate potential candidates and interviews of selected candidates.

        In considering candidates for director, our Nominating and Corporate Governance Committee will consider the appropriate qualities, skills and characteristics desired of nominees in the context of the current make-up of the Board. Our Board as a whole should collectively possess a diverse range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of our business. Our Nominating and Corporate Governance Committee considers all of these qualities, and with respect to existing directors, the director's past attendance at meetings and participation in, and contributions to, the activities of the Board and committees of the Board on which the director served, when selecting, subject to ratification by our Board, candidates for director.

        Our Board does not have a policy with respect to the consideration of diversity in identifying director candidates. However, as noted above, our Board considers the diversity of the skills, expertise, industry and other knowledge, and business and other experience of the Board as a whole when evaluating director nominees.

        Stockholders may recommend individuals to our Nominating and Corporate Governance Committee for consideration as potential director candidates by following the procedures set forth above below "Procedures for Nominating or Recommending Candidates for Director."

Procedure for Nominating or Recommending Candidates for Director

Procedure for Nominating Candidates for Director

        Nominations for election of directors may be made at an annual meeting of stockholders by any stockholder entitled to vote for the election of directors, provided that the stockholder delivers written notice of the stockholder's intent to nominate a director at the meeting. Such written notice must be received by our Secretary no earlier than December 1 of a given year, nor later than December 31 of such year. The notice must also contain or be accompanied by the information specified in Section 3.12 of our bylaws.

Procedure for Recommending Candidates for Director

        Our Nominating and Corporate Governance Committee will consider director candidates who are recommended by our stockholders in writing provided that such recommendation is received by our Secretary no earlier than December 1 of a given year, nor later than December 31 of such year. The recommendation must also contain or be accompanied by the information specified in Section 3.12 of our bylaws.

        Our Secretary will promptly forward any such recommendations to the Nominating and Corporate Governance Committee. Once the Nominating and Corporate Governance Committee receives the recommendation, the candidate will be evaluated and a recommendation with respect to such candidate will be delivered to the Board.

Board Leadership Structure

        The positions of our Chairman of the Board and Chief Executive Officer are separated. Although our bylaws do not require that these positions be separate, our Board believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance. Separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing our Chairman to lead the Board in its fundamental role of providing advice to and independent oversight of management. Our Board recognizes the time, effort and energy that the Chief Executive Officer must devote to his position in the current business environment, as well as the commitment required to serve as Chairman of the Board, particularly as the Board's oversight responsibilities continue to grow. Our Board also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our Board. Our Board believes its administration of its risk oversight function has not affected its leadership structure.

The Board's Role in Risk Oversight

        Risk is inherent with every business, and how well a company manages risk can ultimately determine its success. We face a number of risks, including those described under the "Risk Factors" section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is available under the "Investor Relations—SEC Filings" section of our website (www.nupathe.com). Our Board as a whole has responsibility for risk oversight, with reviews of certain areas being conducted by relevant Board committee, as disclosed in the descriptions of each of the committees above. The Board is kept apprised of each committee's risk oversight and other activities though reports from each committee chair to the full Board. The oversight responsibility of the Board and its committees is enabled by management reporting processes that are designed to provide visibility to the Board and its committees about the identification, assessment and management of critical risks and management's risk mitigation strategies. In addition to management reports, the Board and its committees receive reports and other information provided by outside consultants regarding certain areas of risk, including, among others, those related to the Company's compensation practices and the Company's internal control over financial reporting. The Board also works to oversee risk through its consideration and authorization of significant matters such as major strategic, operational and financial initiatives and its oversight of management's implementation of those initiatives.

COMMUNICATIONS WITH DIRECTORS

        Our Board provides to every stockholder the ability to communicate with the Board, as a whole, and with individual directors in his or her capacity as a member of the Board. Stockholders may send such communications to the attention of the Chairman of the Board or to any other individual director by facsimile to (610) 232-0571 or by U.S. mail (including courier or expedited delivery service) to our principal executive office at the address set forth on the cover page of this Information Statement. We will forward all such stockholder communications to the Chairman of the Board, as a representative of the Board, or to the director to whom the communication is addressed.

DIRECTOR INDEPENDENCE AND RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Director Independence and Relationships

        Our Board has determined that each of our current directors, with the exception of Mr. Anido, is an "independent" director within the meaning of applicable SEC regulations, NASDAQ listing rules and our Corporate Governance Guidelines. The independence standards contained in our Corporate Governance Guidelines mirror the criteria specified by applicable SEC regulations and NASDAQ listing rules. Mr. Anido does not qualify as an "independent" director because he is one of our employees. Our Board also determined that Ms. Cunicelli and Dr. Kurtzman, who both resigned as directors in October 2012, were independent directors during their tenure and that Ms. Hollingsworth, who resigned as chief executive officer and director in July 2012, did not qualify as an independent director because she was one of our employees.

        In making its independence determinations, our Board considers the relationship that each of our non-employee directors has with our company and all other facts and circumstances that the Board deems relevant. In connection with such assessment, our Board considered each director's beneficial ownership of our common stock and with respect to Mr. Datin, Mr. Kollender and Mr. Sisko, their appointment to our Board on behalf of the holders of our previously outstanding Series A Preferred Stock and their association with certain beneficial owners of more than 5% of our common stock (please refer to the biographies of these directors in the "Board of Directors of NuPathe Inc." section of this Information Statement for details regarding Mr. Datin and Mr. Sisko's association with Safeguard Scientifics and Mr. Kollender's association with Quaker BioVentures), and concluded that none of our non-employee directors has a relationship that would interfere with his/her exercise of independent judgment in carrying out the responsibilities of a director.

        Our Board has also determined that each member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meets the independence requirements applicable to those committees as prescribed by applicable SEC regulations, NASDAQ listing rules and our Corporate Governance Guidelines.

        Our Corporate Governance Guidelines are available under the "Investor Relations—Corporate Governance" section of our website (www.nupathe.com).

Compensation Committee Interlocks and Insider Participation

        During 2012 and as of the date of this Information Statement, none of the members of our Compensation Committee was or is an officer or employee of the Company, and no executive officer of the Company served or serves on the compensation committee (or other board committee performing a similar function) or board of directors of any company that employed or employs any member of our Compensation Committee or Board as an executive officer.

Policies and Procedures for Transactions with Related Persons

        We have written policies and procedures for the review, approval and ratification of "related person transactions" which we define under our policy as any transaction, arrangement or relationship in which (i) we are a participant, (ii) the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and (iii) one of our executive officers, directors, director nominees or beneficial owners of more than 5% of our common stock, or their immediate family members (each of whom we refer to as a "related person") has a direct or indirect material interest.

        Under our policy, related person transactions must be approved or ratified by our Audit Committee or, where review by our Audit Committee would be inappropriate, another independent body of our Board. Transactions involving the payment of compensation by us to related persons for services provided as one of our employees or directors are approved by our Compensation Committee or the independent members of our Board.

        To identify related person transactions, we rely on information supplied by our executive officers, directors and certain significant stockholders. Such individuals must present information regarding any proposed related person transaction to our Audit Committee, or other independent body of our Board, for review. The presentation must include a description of, among other things, the material terms of the proposed transaction, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

        In considering related person transactions, our Audit Committee, or other independent body of our Board, takes into account the relevant available facts and circumstances including:

  •
  The risks, costs and benefits to us;

  •
  The impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  •
  Whether the transaction would create a conflict of interest for any director or executive officer of the Company;

  •
  The terms of the transaction;

  •
  The availability of other sources for comparable services or products; and

  •
  The terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

        No member of our Audit Committee, or if applicable, the independent body of our Board, may participate in the review, the deliberations or approval of a related person transaction with respect to which such member or any of her/her immediate family members is a related person. In reviewing a related person transaction, our Audit Committee or other independent body of our Board will determine whether, in its good faith exercise of discretion and in light of known circumstances, the transaction is in, or is not inconsistent with, the best interests of us and our stockholders.

Transactions with Related Persons

        In October 2012 the Company completed the sale of 14,000,000 units of Company securities to certain qualified institutional purchasers and individual investors for an aggregate purchase price of $28,000,000. Each unit consisted of 1/1,000th of a share of the Company's newly designated Series A Preferred Stock and a warrant to purchase one share of our common stock at an exercise price of $2.00 per share. The table below shows the number of units purchased by related persons in the financing.

Related Persons	Units (#)	Purchase Price ($)
Greater Than 5% Beneficial Owners:
Quaker BioVentures II, L.P.	2,500,000	5,000,000
Safeguard Scientifics, Inc. (through Safeguard Delaware, Inc.)	2,500,000	5,000,000
Battelle Ventures, L.P. and its affiliates	900,000	1,800,000
GlaxoSmithKline plc (through SR One, Limited)	1,500,000	3,000,000

EQUITY COMPENSATION PLAN INFORMATION

        We are authorized to issue equity securities under the following two compensation plans:

  •
  the NuPathe Inc. 2010 Omnibus Incentive Compensation Plan, as amended and restated effective April 11, 2011 (the "2010 Plan"); and

  •
  the NuPathe Inc. 2010 Employee Stock Purchase Plan (the "2010 ESPP").

Both plans have been approved by our stockholders. The following table presents information about the securities authorized for issuance under these compensation plans as of December 31, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Restricted Stock Units		Weighted- Average Exercise Price of Outstanding Options and Restricted Stock Units		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	2,633,734	(1)	$3.49	(3)	460,851	(4)(5)
Equity compensation plans not approved by security holders	738,190	(2)	$3.81		—

Total	2,788,599		$3.58		460,851

(1)
Represents 2,050,409 shares of common stock issuable upon exercise of outstanding stock options and 583,325 shares of common stock that may become earned upon vesting of outstanding restricted stock units, both under the 2010 Plan.

(2)
Represents 738,190 shares of common stock issuable upon exercise of stock options that were awarded to Mr. Anido upon his commencement of employment with the Company in July 2012. As previously reported by the Company, these options were awarded outside of the 2010 Plan as an inducement material to Mr. Anido's acceptance of employment with the Company in accordance with NASDAQ Listing Rule 5635(c)(4) which provides an exception to the NASDAQ shareholder approval requirements generally applicable to equity compensation plans.

(3)
Represents the weighted average exercise price of 2,050,409 outstanding stock options under the 2010 Plan. Outstanding restricted stock units do not have exercise prices and therefore have been excluded from this calculation.

(4)
Represents 211,318 shares of common stock issuable under the 2010 Plan and 249,533 shares of common stock issuable under the 2010 ESPP.

(5)
Pursuant to the current terms of the 2010 Plan, on the first trading day of January of each year, the number of shares of common stock available for issuance under the plan is automatically increased by the lesser of (i) 5% of the total number of shares of our common stock outstanding on the last trading day in December of the immediately preceding calendar year, and (ii) 1,500,000 shares. Pursuant to the terms of the 2010 ESPP, on the first trading day of January of each year, the number of shares of common stock available for issuance under the 2010 ESPP is automatically increased by the lesser of (i) 1% of the total number of shares of our common stock outstanding on the last trading day in December of the immediately preceding calendar year, and (ii) 62,383 shares. On January 2, 2013, the number of shares available for future issuance under the 2010 Plan was increased by 1,001,197 shares and the number of shares available for future issuance under the 2010 ESPP was increased by 62,383 shares—these increases are not reflected in the above table which is as of December 31, 2012.

EXECUTIVE OFFICERS

        Biographical information regarding our executive officers as of December 20, 2013 is set forth below. Each executive officer is appointed annually by our Board and serves until his or her successor is appointed and qualified, or until such individual's earlier resignation or removal.

        Armando Anido is our Chief Executive Officer. Please refer to the "Board of Directors of NuPathe Inc." section of this Information Statement for Mr. Anido's biographical information.

        Terri B. Sebree, 55, is one of our founders and has served as our President since February 2005. Prior to founding our company, Ms. Sebree served as Senior Vice President, Development of Auxilium Pharmaceuticals, Inc., a specialty pharmaceutical company. Prior to joining Auxilium, Ms. Sebree served as Executive Vice President, U.S. Operations at IBAH, Inc., a multinational contract research organization. Prior to that, Ms. Sebree served in a variety of management roles with Abbott Laboratories for over nine years. Since 2008, Ms. Sebree has served as the Chief Executive Officer of Aerie Africa, a non-profit orphanage in Ethiopia. Ms. Sebree holds a BS from Texas A&M University.

        Keith A. Goldan, 42, has served as our Senior Vice President and Chief Financial Officer since November 2008. Previously, Mr. Goldan served as Chief Financial Officer and as a member of the board of directors of PuriCore plc, a medical technology company listed on the London Stock Exchange, from October 2004 through October 2008. Prior to that, Mr. Goldan served as Vice President and Chief Financial Officer of Biosyn, Inc., a specialty pharmaceutical company, and in a variety of roles with ViroPharma Incorporated, Century Capital Associates, a specialty consulting firm with a focus on capital strategy for healthcare clients, and the Healthcare & Life Sciences Practice of KPMG LLP. Mr. Goldan holds a BS from the Robert H. Smith School of Business at the University of Maryland and an MBA from The Wharton School at the University of Pennsylvania.

        Michael F. Marino, 37, has served as our Senior Vice President, General Counsel and Secretary since October 2010. Prior to joining the Company, Mr. Marino practiced law at the firm of Morgan, Lewis & Bockius LLP from March 2005 to October 2010 and at the firm of WilmerHale LLP from October 2001 to March 2005. While at Morgan, Lewis & Bockius and WilmerHale, Mr. Marino's practice focused on advising life science, technology and other companies on a wide-range of matters, including mergers and acquisitions, securities, finance, corporate governance, compliance and other general corporate matters. Mr. Marino holds a BS in Accountancy from Villanova University and a JD from Boston College School of Law.

        Gerald W. McLaughlin, 45, has served as our Senior Vice President and Chief Commercial Officer since October 2012 and prior to that, as Vice President, Commercial Operations since September 2007. Prior to joining the Company, Mr. McLaughlin served in a variety of roles at Endo Pharmaceuticals, a specialty pharmaceutical company, including Senior Director, Strategic Marketing from January 2007 through August 2007, Regional Sales Director from July 2005 through December 2006, Group Marketing Director, Pain Products from November 2002 through June 2005 and Marketing Director. Prior to that, Mr. McLaughlin served in a variety of marketing and sales roles at Merck for 11 years. Mr. McLaughlin holds a BA from Dickinson College and an MBA from Villanova University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis should be read in conjunction with the compensation tables and narratives that immediately follow this section.

Introduction

        This Compensation Discussion and Analysis describes the material elements of our executive compensation program for 2012 and explains how and why our Compensation Committee and Board made its compensation decisions for our executive officers listed below (whom we refer to in this Information Statement as, our "named executive officers"):

  •
  Armando Anido, Chief Executive Officer;

  •
  Jane H. Hollingsworth, former Chief Executive Officer;

  •
  Terri B. Sebree, President;

  •
  Keith A. Goldan, Senior Vice President and Chief Financial Officer;

  •
  Michael F. Marino, Senior Vice President, General Counsel and Secretary; and

  •
  Gerald W. McLaughlin, Senior Vice President and Chief Commercial Officer.

        In July 2012, we experienced a change in leadership. Our Board appointed Mr. Anido as our new Chief Executive Officer and a member of our Board. We entered into an employment agreement with Mr. Anido in connection with his appointment, the terms of which were previously disclosed and were the result of arms-length negotiation. Mr. Anido succeeds Ms. Hollingsworth who resigned as our Chief Executive Officer and a member of our Board. We entered into a severance agreement and one-year consulting agreement with Ms. Hollingsworth in connection with her resignation, the terms of which were previously disclosed and are summarized below.

Stockholder Say-on-Pay Vote

        At our 2011 annual meeting of stockholders, we presented stockholders with a vote to approve, on an advisory basis, the compensation paid to our named executive officers as disclosed in the "Executive Compensation" section of our proxy statement relating to that meeting (referred to as a "say-on-pay" proposal). 99.9% of the votes cast on the say-on-pay proposal voted in favor of the proposal. We believe this strongly affirms stockholders' support of our approach to executive compensation.

        We also presented stockholders with an advisory vote on the frequency on which we would hold future say-on-pay votes. At the meeting, 73.5% of the votes cast at the proposal expressed a preference that we hold a say-on-pay vote every three years. In accordance with the results of that vote, our Board determined to implement a say-on-pay vote every three years until the next required vote on the frequency of say-on-pay votes, which is scheduled to occur at our 2017 annual meeting of stockholders. Accordingly, our next advisory stockholder vote on executive compensation will take place at our 2014 annual meeting of stockholders.

Objectives and Philosophy of Our Executive Compensation Program

        The primary objective of our executive compensation program is to attract, retain and motivate individuals who possess knowledge, experience and skills that we believe are important to the advancement of our business of developing and commercializing branded therapeutics for diseases of the central nervous system, including neurological and psychiatric disorders.

        Specifically, our executive compensation program is designed to:

  •
  Attract and retain qualified executives with superior ability and managerial experience;

  •
  Align named executive officers' incentives with our corporate strategies, business objectives and the long-term interests of our stockholders; and

  •
  Increase the incentive to achieve key strategic performance measures by linking incentive award opportunities to the achievement of performance objectives in these areas and by providing a portion of total compensation opportunities for named executive officers in the form of equity grants.

        To achieve these objectives, we seek to provide our named executive officers with a competitive compensation package that ties a substantial portion of the executive's overall compensation to both our company performance and the executive's individual performance. Base salary increases and annual performance bonuses are tied to our company and individual performance in relation to competitive market conditions. Equity awards are primarily used to promote long-term stockholder value and employee retention through the use of multi-year vesting schedules that provide an incentive to the executive to remain in the employ of the Company through the end of the vesting period in order to share in any increase in the value of our Company over time.

Overview of How Compensation Decisions are Made

        Our Compensation Committee oversees our compensation and benefit plans and policies, administers our equity compensation plan and reviews and approves compensation decisions relating to our named executive officers other than our Chief Executive Officer, whose compensation levels are set by our Board.

        Annually, generally between the fourth and first quarter, our Compensation Committee reviews the performance and compensation of our named executive officers. In connection with this review, our Compensation Committee adjusts base salaries for our named executive officers, determines their annual performance bonuses relating to prior year performance, approves elements of our bonus program for the current year (including target bonuses and corporate and individual performance objectives), and grants equity awards to our named executive officers. Our Compensation Committee also has discretion to make adjustments to executive compensation at other times during the year.

        To assist in its annual review of our executive compensation program, our Compensation Committee engaged Radford in the fourth quarter of 2011 to serve as the Committee's independent compensation consultant. Radford reviewed our overall executive compensation program, benchmarked our executive compensation in relation to other comparable publicly-traded companies with which we may compete for talent and provided recommendations to ensure that our executive compensation program continues to enable us to attract and retain qualified executives through competitive compensation packages.

        When determining our executive compensation policies, reviewing the performance of our named executive officers and establishing compensation levels and programs, our Compensation Committee considers recommendations from our Chief Executive Officer regarding the compensation for named executive officers other than him. Our Compensation Committee has the final authority regarding the overall compensation structure for our named executive officers, other than for our Chief Executive Officer. In the case of our Chief Executive Officer, our Compensation Committee evaluates his performance and, with significant input from the Chairman of our Compensation Committee, makes compensation recommendations to the Board, which sets his compensation. Our Chief Executive Officer does not participate in determining his own compensation.

Independence of Compensation Consultant

        Our Compensation Committee has reviewed the independence of Radford's advisory role relative to the six consultant independence factors adopted by the SEC to guide listed companies in determining the independence of their compensation consultants, legal counsel and other advisors. Following its review, our Compensation Committee concluded that Radford has no conflicts of interest, and provides the Committee with objective and independent executive compensation advisory services. In the future, we expect that our Compensation Committee will continue to engage Radford or another compensation consultant to provide similar guidance with respect to executive compensation practices and conduct further competitive benchmarking against a peer group of publicly-traded companies.

Benchmarking Competitive Compensation

        The list of peer group companies used by our Compensation Committee for purposes of benchmarking our executive compensation program in 2011 was disclosed in last year's proxy statement. In order to update that list of peer group companies, Radford first identified all publicly-traded pharmaceutical and biotechnology companies with the following criteria:

  •
  Employee Size: 25 to 175 employees;

  •
  Market Capitalization: $30 million to $200 million; and

  •
  Stage of Development: Product candidates in Phase III trials or subject to a recently filed NDA or complete response letter or recently commercialized products.

        We selected the foregoing criteria to identify comparable publicly-traded pharmaceutical and biotechnology companies because, at the time of the assessment, we had 36 employees and expected to increase our headcount to approximately 175 in connection with the launch of ZECUITY, our high and low market capitalization during the three months preceding the assessment was approximately $100 million and $30 million, respectively, and we had recently received a complete response letter from the FDA with respect to our ZECUITY NDA. Radford then qualitatively evaluated and refined the comparator pool. Radford targeted pharmaceutical and biotechnology companies that have a similar business profile to ours taking into account number of employees, market value and stage of development. Applying this methodology, our Compensation Committee approved the following companies as our peer group companies for purposes of benchmarking executive compensation in 2012:

ACADIA Pharmaceuticals, Inc.	OncoGenex Pharmaceuticals, Inc.
Affymax, Inc.	Orexigen, Inc.
Alexza Pharmaceuticals, Inc.	Osiris Therapeutics, Inc.
Alimera Sciences, Inc.	Pain Therapeutics, Inc.
Biodel Inc.	Pozen Inc.
Discovery Laboratories Inc.	Sunesis Pharmaceuticals Inc.
Durect Corporation	Threshold Pharmaceuticals Inc.
Insmed Inc.	Transcept Pharmaceuticals Inc.
MAP Pharmaceuticals Inc.	Vanda Inc.
Maxygen, Inc.	Zogenix, Inc.
Omeros Corporation

        As a result of changes due to headcount, size and profile, as well as consolidation within the pharmaceutical/biotechnology industry, the following companies were removed from our list of peer group companies for 2012: Acura Pharmaceuticals, Inc., Anthera Pharmaceuticals, Inc., Cadence Pharmaceuticals, Inc., Cypress Biosciences, Inc., Medivation, Inc., NPS Pharmaceuticals, Inc. and Optimer Pharmaceuticals, Inc.; and the following were added: ACADIA Pharmaceuticals Inc., Discovery Laboratories Inc., Insmed Inc., Sunesis Pharmaceuticals Inc., Threshold Pharmaceuticals Inc., Transcept Pharmaceuticals Inc. and Zogenix, Inc. This updated group of peer companies was used by Radford to prepare the comparative compensation data considered by our Compensation Committee in connection with its decisions relating to the compensation of our named executive officers for 2012. In addition, Radford supplemented the peer group compensation data with data from the Radford Global Life Science Survey for 2012 targeting public biopharmaceutical companies with employee size between 25 and 125 to further ensure comprehensive and competitive market data was evaluated.

        While the peer group data provided by Radford provides useful comparisons, the Compensation Committee uses the data as a guide, not as a rule, when establishing the compensation packages we provide to our named executive officers and takes into account other factors as its deems appropriate.

Elements of Executive Compensation

        The compensation for our named executive officers consists of the following principal elements:

  •
  Base salary;

  •
  Annual performance bonuses;

  •
  Long-term incentives in the form of equity grants; and

  •
  Severance and change of control benefits.

        We do not have a policy or target for allocating compensation between long-term and short-term compensation, cash and non-cash compensation, or among different forms of non-cash compensation. We adjust the mix of long-term and short-term compensation, cash and non-cash compensation, and forms of non-cash compensation based on competitive market conditions for attracting and retaining talented personnel.

Base Salary

        We generally establish base salaries for our named executive officers based on the scope of their responsibilities, their individual performance, the amount and type of work experience prior to joining us and competitive market compensation paid by other companies to individuals in similar positions. In connection with its annual review of executive compensation, our Compensation Committee reviews base salaries based on these factors and adjusts salaries accordingly. Our Compensation Committee may also adjust base salaries from time to time during the year in connection with promotions, exceptional individual performance or in light of changes in market conditions.

        In connection with its annual review of executive compensation in the fourth quarter of 2011, our Compensation Committee and in the case of Ms. Hollingsworth, our Board, approved base salary increases of 3% for each of our then serving named executive officers, effective as of January 1, 2012. These salary increases were designed to maintain total cash compensation levels (base salary plus target bonus opportunity) of our named executive officers (other than Ms. Sebree) within approximately the 25th to 50th percentile of total cash compensation levels for comparable executives officers at our peer group, as reflected in the data provided by Radford. Ms. Sebree's total cash compensation level was structured to align her with approximately the 50th to 75th percentile, to reflect the significant scope of her responsibilities for research and development, regulatory affairs, medical affairs and manufacturing. Additionally, effective as of November 1, 2012, Mr. Marino's base salary was further increased to $300,000 in recognition of his performance since joining the Company in October 2010 and Mr. McLaughlin's based salary was increased to $300,000 in connection with his promotion to Chief Commercial Officer and the additional responsibilities of such role.

        Mr. Anido 2012 base salary was the result of arms-length negotiation in connection with his acceptance of employment in July 2012.

        The base salaries of our named executive officers for 2011 and 2012 are set forth below.

Name	2011 Base Salary	2012 Base Salary
Armando Anido	—	425,000	(1)
Jane H. Hollingsworth	$400,000	412,000
Terri B. Sebree	315,000	324,450
Keith A. Goldan	300,000	309,000
Michael F. Marino	260,000	300,000	(2)
Gerald W. McLaughlin	280,000	300,000	(3)

(1)
Mr. Anido's employment commenced effective July 25, 2012 and his salary was set pursuant to arm's length negotiation.

(2)
Effective as of November 1, 2012. Prior to November 1, 2012, Mr. Marino's 2012 base salary was $267,800.

(3)
Effective as of November 1, 2012. Prior to November 1, 2012, Mr. McLaughlin's 2012 base salary was $288,400.

Annual Performance Bonuses

        We pay annual performance bonuses to reward the performance and achievements of our Company and our named executive officers. We generally pay these bonuses in cash, and, unless otherwise specified in the executive's employment agreement, the executive must be employed by us on the date we pay bonuses to be eligible to receive a bonus. Each named executive officer is assigned a target bonus, expressed as a percentage of his or her base salary. This amount represents the target bonus that the named executive officer is eligible to receive for achieving the corporate and individual performance objectives for the year. The target bonus for our Chief Executive Officer is set by our Board and the target bonus for each of our other named executive officers is set by our Compensation Committee. For 2012, each executive officer (other than Mr. Anido) had the opportunity to earn up to 125% of their target bonus for exceptional performance in the achievement of corporate and individual objectives and prevailing conditions. For 2012, Mr. Anido had the opportunity to earn an annual performance bonus of $102,465 pursuant to the terms of his employment agreement, which amount represents 55% of his base salary pro-rated to reflect the number of days in 2012 that he was employed by the Company.

        In connection with its annual review of executive compensation, our Compensation Committee and in the case of Ms. Hollingsworth, our Board, determined to keep target bonuses for our named executive officers unchanged in 2012, other than for Mr. Marino, whose target bonus was increased from 30% to 35%. Mr. Marino's target bonus was increased to align his total cash compensation level (base salary plus target bonus opportunity) within approximately the 25th to 50th percentile of total cash compensation levels for comparable executives officers at our peer group similar to those of our other named executive officers other than Ms. Sebree, whose total cash compensation level is aligned within approximately the 50th to 75th percentile to reflect the significant scope of her responsibilities for research and development, regulatory affairs, medical affairs and manufacturing.

        The target bonuses for each of our named executive officers for 2011 and 2012 are set forth below.

Name	Target Bonus as % of 2011 Base Salary	Target Bonus as % of 2012 Base Salary
Armando Anido	—	55%
Jane H. Hollingsworth	55%	55%
Terri B. Sebree	35%	35%
Keith A. Goldan	35%	35%
Michael F. Marino	30%	35%
Gerald W. McLaughlin	35%	35%

        The amount of each named executive officer's annual performance bonus (other than our Chief Executive Officer) is based 75% on our achievement of corporate performance objectives and 25% on the executive's achievement of individual performance objectives. Our Chief Executive Officer's annual performance bonus is determined solely based on attainment of corporate performance objectives. Our Board and Compensation Committee believe this is appropriate given our Chief Executive Officer's responsibility for the overall direction and success of our business.

        For 2012, Mr. Anido's employment agreement provided that he would receive an annual performance bonus equal to $102,465 (which amount represents 55% of his base salary pro-rated to reflect the number of days in 2012 that he was employed by the Company) in the event the Company completed one or more equity financing resulting in gross proceeds to the Company of at least $30 million. Our Compensation Committee determined this was appropriate given the Company's cash position at the time that Mr. Anido commenced employment with us in July 2012. In the future, we expect that Mr. Anido's annual performance bonus will be solely based on attainment of corporate performance objectives.

        The corporate and individual performance objectives that we set for purposes of determining annual performance bonuses are generally objectively determinable and measurable and their outcomes are uncertain at the time established. When we set the 2012 objectives, we considered them to be ambitious, but attainable and designed to cause annual performance bonus payments to reflect meaningful performance requirements.

        Our Compensation Committee and Board establish our corporate performance objectives for each fiscal year prior to the end of the first quarter of the year and determine a separate weighting for each of our corporate objectives with the aggregate weighting of all corporate objectives totaling 100%. At the end or beginning of each year, our Compensation Committee assesses the achievement of the corporate performance objectives for the prior year and reports its findings to our Board. Although the aggregate weighting of the corporate performance objectives is 100%, our Compensation Committee may assign an overall achievement level of 0-125%, with 125% representing exceptional performance in the achievement of corporate objectives or prevailing conditions. Our corporate objectives generally relate to the achievement of pre-established performance goals based on company-wide business objectives that are intended to increase shareholder value.

        For 2012, our corporate performance objectives, including their weightings and achievement levels, are set forth below.

Corporate Performance Objective	Weighting Percentage	Achievement Level
Obtain FDA approval of ZECUITY	40%	20% was earned for the successful completion of the additional trials, tests, device enhancement, packaging modification and other activities required to address the questions contained in the FDA's complete response letter relating to our NDA for ZECUITY and the resubmission of our ZECUITY NDA in July 2012.
Prepare for launch of ZECUITY	15%

10% was earned for the qualification of certain supply chain partners, refinement of our supply chain plan, development of validation protocols for manufacturing and refinement of our strategic and tactical marketing and sales launch plans.

Provide sufficient capital to launch ZECUITY and support achievement of corporate objectives	20%	10% was earned for operating under budget, completing a $28 million equity financing and obtaining a replacement term loan.
Advance development of product candidates and product life cycle activities	10%	5% was earned for advancing development of ZECUITY product lifecycle activities.
Explore business development opportunities	10%	0% was earned.

        Based on the above achieved corporate performance objectives, the overall achievement level of the 2012 corporate performance objectives was 45% (referred to as the "Corporate Achievement Factor").

        Our Compensation Committee assesses the achievement of the corporate performance objectives at the end of each year and reports its findings and annual performance bonus recommendation for our Chief Executive Officer to our Board. In its sole discretion, our Board may accept or reject, in whole or in part, the annual performance bonus recommendation of our Compensation Committee. Based on the $28 million financing completed by the Company in October 2012 and the additional investment interest received by the Company during the balance of 2012 which it elected not to pursue, our Compensation Committee recommended, and our Board approved, an annual performance bonuses equal to $102,465, as specified in Mr. Anido's employment agreement.

        Individual performance objectives for each of our named executive officers (other than our Chief Executive Officer) are established at approximately the same time as the corporate performance objectives are established. Individual objectives are established by our Chief Executive Officer, with input from the named executive officer whose performance will be measured by such objectives, and are approved by our Compensation Committee. Each named executive officer's individual objectives are based on the performance of the functions for which the named executive officer is responsible. These individual objectives are intended to align with the corporate performance objectives so that each function is providing the necessary support to achieve the corporate objectives.

        Ms. Sebree is responsible for research and development, regulatory affairs, medical affairs and manufacturing. Her 2012 individual performance objectives related to:

  •
  FDA approval of ZECUITY;

  •
  Advancing manufacturing, supply chain and regulatory compliance activities for the launch of ZECUITY;

  •
  Managing department budgets to plan and consistent with corporate performance objectives;

  •
  Advancing development of product candidates and product life cycle activities for ZECUITY; and

  •
  Supporting business development activities.

        Mr. Goldan is responsible for accounting, finance, investor relations and information technology. His 2012 individual performance objectives related to:

  •
  Budgeting and financial forecasting;

  •
  Exploring and taking appropriate advantage of financing options;

  •
  Managing communications with the investment community;

  •
  Managing the information technology infrastructure and administrative functions of the Company; and

  •
  Securing adequate facilities for the Company's operations.

        Mr. Marino is responsible for legal, human resources and corporate governance and serves as the Company's Chief Compliance Officer. His 2012 individual performance objectives related to:

  •
  Providing legal support for business activities, including finance, investor relations, business development, manufacturing, sales and marketing and scientific affairs;

  •
  Supporting activities of our Board and Board committees;

  •
  Managing SEC reporting;

  •
  Managing intellectual property matters;

  •
  Preparing human resource and compliance functions for the launch of ZECUITY; and

  •
  Operating legal and human resources departments to budget and consistent with the achievement of corporate performance objectives.

        Mr. McLaughlin is responsible for commercial operations. His 2012 individual performance objectives related to:

  •
  Executing marketing plans in preparation of ZECUITY launch;

  •
  Establishing commercial infrastructure in preparation for ZECUITY launch;

  •
  Providing commercial support for business development, investor relations and financing activities; and

  •
  Representing the company in a lead role to the external environment.

        At the end of the year, our Chief Executive Officer assessed the achievement of each named executive officer's individual performance objectives, in the aggregate, and reported his findings to our Compensation Committee and submitted recommendations for annual performance bonus payouts to our Compensation Committee. Our Compensation Committee may assign an overall achievement level of 0-125%, with 125% representing exceptional performance in the achievement of individual objectives or prevailing conditions. Our Compensation Committee reviewed our Chief Executive Officer's analysis and, based on the recommendation of our Chief Executive Officer and its assessment of the level at which each named executive officer achieved his or her individual performance objectives, in the aggregate, and prevailing conditions, our Compensation Committee assigned the following individual achievement percentages: 100% for Ms. Sebree; 100% for Mr. Goldan; 115% for Mr. Marino; and 110% for Mr. McLaughlin (referred to as "Individual Achievement Factors").

        Taking into account the relative weighting of the corporate and individual performance objectives, with 75% for corporate performance objectives and 25% for individual performance objectives for our named executive officers (other than our Chief Executive Officer), and the Corporate Achievement Factor and Individual Achievement Factors described above, we paid each named executive officer the 2012 annual performance bonuses set forth in the table below.

        In addition to the annual performance bonuses discussed above, our Compensation Committee awarded Ms. Sebree, Mr. Goldan, Mr. Marino and Mr. McLaughlin each a discretionary bonus in the amount of $20,000. These discretionary bonuses were made in recognition of the substantial efforts required of such officers following the 50% reduction in workforce undertaken by the Company in September 2012 and their exceptional performance throughout 2012 in light of the prevailing conditions facing the Company which were not accounted for under the mechanics of our annual performance bonus plan.

        Although our general practice is to pay annual performance bonuses in the first quarter for the prior year's performance, in anticipation of potential tax law changes that were expected to become effective on January 1, 2013, our Compensation Committee and Board approved the payment of performance bonuses on December 31, 2012. In the future, we would expect to return to our regular practice and pay performance bonuses in the first quarter.

2012 Annual Performance Bonus

Name	Target Bonus as % of 2012 Base Salary	Target Bonus Amount		Corporate Achievement Factor	Individual Achievement Factor	Payout Per Plan	2012 Discretionary Performance Bonus	Total 2012 Bonus	Total 2012 Bonus as % of Target Bonus
Armando Anido	55%	$102,465	(1)	n/a	100%	$102,465	—	$102,465	100%
Jane H. Hollingsworth	55%	$128,510	(2)	45%	n/a	$57,830	$20,000	$57,830	45%
Terri B. Sebree	35%	$113,558		45%	100%	$66,715	$20,000	$86,715	76%
Keith A. Goldan	35%	$108,150		45%	100%	$63,538	$20,000	$83,538	77%
Michael F. Marino	35%	$105,000		45%	115%	$65,625	$20,000	$85,625	82%
Gerald W. McLaughlin	35%	$105,000		45%	110%	$64,313	$20,000	$84,313	80%

(1)
Pro-rated to reflect the number of days during 2012 that the individual was employed by the Company.

(2)
Pro-rated to reflect the number of days that Ms. Hollingsworth was employed with the Company in 2012.

Long-Term Incentives

        Equity grants have been our primary form of long-term incentive and retention benefits. To date we have utilized stock options, restricted stock and restricted stock units. We believe that long-term performance is enhanced through equity grants that reward our named executive officers for maximizing stockholder value over time and thus aligning the interests of our named executive officers with those of our stockholders by tying a significant portion of an executive's potential compensation to the market price of our stock. Our equity grants to named executive officers generally have vesting schedules over a four-year period, which we believe provides a strong retention incentive. If a named executive officer voluntarily leaves our employ before the completion of the vesting period, then that named executive officer will not receive any benefit from the non-vested portion of his or her equity grants.

        We make annual equity grants to our named executive officers in connection with our Compensation Committee's annual review of executive compensation. We may also make equity grants from time to time during the year in connection with new hires or promotions or exceptional corporate or individual achievements. We expect that such equity grants will have vesting based on multi-year periods and/or performance-based objectives.

        Our Compensation Committee considers and approves annual equity grants for our named executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive's existing long-term incentives and retention considerations. In March 2012, our named executive officers (other than Mr. Anido, whose employment with us did not commence until July 2012) each received the following stock option grants structured to align the executive with approximately the 75th percentile of annual equity grants received by comparable executive officers at our peer group, as reflected in the data provided by Radford:

Name	Time-Based Stock Options	Performance-Based Stock Options
Jane H. Hollingsworth	115,650	50,115
Terri B. Sebree	36,150	15,665
Keith A. Goldan	39,300	17,030
Michael F. Marino	30,675	13,293
Gerald W. McLaughlin	32,850	14,235

        Both the time-based and performance-based stock options have an exercise price of $3.06, which was the closing price of the Company's common stock on the date of grant. The time-based options vest over a four-year period provided that the executive continues to provide services to us. The performance-based options are subject to the achievement of specified performance goals before vesting commences. The performance goals relate to the timing of FDA approval of our NDA for ZECUITY or the consummation of a change of control transaction. These stock option grants were structured to align with approximately the 75th percentile of our peer group in light of the fact that the total cash compensation levels of our named executive officers (other than Ms. Sebree) were aligned within approximately the 25th to 50th percentile of our peer group and that a substantial portion of the stock options were subject to forfeiture if the performance goals were not achieved.

        Mr. Anido received 738,190 time-based stock options in connection with his commencement of employment with us in July 2012. These stock options have an exercise price of $3.81, which was the closing price of the Company's common stock on the date of grant and vest over a four-year period; provided, however that 442,914 of the stock options have the potential for accelerated vesting upon the achievement of certain specified milestones relating to financing, FDA approval of ZECUITY and the first commercial sale of ZECUITY. Pursuant to the terms of Mr. Anido's employment agreement, we agreed to grant Mr. Anido additional time-based options to purchase such additional number of shares of the Company's common stock as is equal to 5% of the number of shares of common stock issued by the Company in any equity financing completed by the Company in 2012. In satisfaction of such obligation, on December 31, 2012, we issued 583,325 restricted stock units to Mr. Anido in respect of the equity financing completed by the Company in October 2012 in which the Company sold 14,000 shares of newly designated Series A Preferred Stock (which were initially convertible into 14,000,000 shares of the Company's common stock) and warrants to purchase 14,000,000 shares of the Company's common stock. Our Compensation Committee and Board granted restricted stock units to Mr. Anido in lieu of stock options due to share and individual grant limitations under the 2010 Plan.

Employee Retention Following 2012 Reduction in Workforce

        As previously reported, the Company undertook certain cost containment measures in 2012 in order to focus its expenditures on gaining FDA approval of ZECUITY, securing commercial partners and select pre-launch activities. Among these cost containment measures was a 50% reduction in workforce in which the Company eliminated 15 full-time positions including one executive position. In connection with this reduction in workforce, our Compensation Committee retained Radford to serve as its independent compensation consultant to evaluate employee retention matters. Radford and our Compensation Committee determined that the dilution resulting from the financing completed by the Company in October 2012 and the amount of underwater stock options held by employees had resulted in a significant deficiency in the long-term retention value of the Company's equity compensation program relative to similarly situated companies. This deficiency, and total cash compensation levels of our executives that were generally below the 50th percentile for comparable executive officers at our peer group, created a risk that our executives could be lost to new hire compensation packages and equity grants offered by other employers, a risk that was amplified by the tendency of employees to explore other employment opportunities following a reduction in workforce.

        In light of the deficiency in the long-term retention value of our equity compensation program, inflated levels of unproductive overhang resulting from underwater stock options, the limited number of shares available for grant under the 2010 Plan and the below market total cash compensation levels of our executives, our Compensation Committee, after careful consideration of the advice and input of Radford, undertook the previously disclosed stock option exchange (the "Exchange"), utilized performance-based RSUs for 2013 annual equity grants and awarded retention bonuses, each of which is discussed below. Our Compensation Committee determined that these actions were necessary to address the employee retention issues facing the Company and to ensure the continued service of our remaining executives, who are critical to our ability to achieve our short and long-term objectives.

        The Exchange.    In the Exchange, certain employees (including our executive officers) had the opportunity to exchange all stock options granted to such individual on or after August 5, 2010 for shares of restricted stock or restricted stock units ("RSUs") at ratio of two eligible stock options for one RSU or one share of restricted stock. This exchange ratio was set such that the value of the RSUs and shares of restricted stock issued in the Exchange was less than the value of the stock options cancelled in the Exchange. For this purpose, our Compensation Committee considered the value of stock options using the Black-Scholes option-pricing model. Each participating employee could elect to exchange all or none of their eligible stock options but could not elect to exchange only certain options.

        The Exchange was completed on January 7, 2013. The following executive officers participated in the Exchange as set forth below:

Name	Number of Stock Options Cancelled	Number of RSUs Issued	Number of Shares of Restricted Stock Issued
Armando Anido	738,190	369,095	—
Terri B. Sebree	74,273	11,229	25,907
Keith A. Goldan	72,548	8,109	28,165
Michael F. Marino	118,968	37,500	21,984
Gerald W. McLaughlin	63,304	8,109	23,542

        The RSUs and shares of restricted stock issued in the Exchange vest 50% on January 7, 2014, with the remaining RSUs and shares of restricted stock vesting in four equal quarterly installments thereafter. All RSUs and shares of restricted stock issued in the Exchange are subject to forfeiture if the executive's service to the Company terminates before the RSUs or shares of restricted stock vest, except as otherwise provided in a written employment agreement entered into between the executive and the Company.

        2013 Annual Equity Grants.    Our Compensation Committee and with respect to Mr. Anido, our Board, elected to utilize performance-based RSUs rather than stock options for 2013 annual equity grants because of the significant deficiency in the retention value of our equity compensation program (as discussed above), the limited number of shares available for grant under the 2010 Plan, and the Committee and Board's preference to link long-term incentives to critical business milestones for the Company. Vesting of the performance-based RSUs was contingent upon the Company receiving FDA approval of its NDA for ZECUITY on or before December 31, 2013. If FDA approval was not obtained by December 31, 2013, then these performance-based RSUs would have been forfeited. Upon receipt of FDA approval (which occurred on January 17, 2013), the RSUs will vest over a three period following FDA approval with one-third vesting on each anniversary of the approval, provided the executive continues to provide service to the Company on such vesting dates.

        In determining the number of performance-based RSUs to grant to each executive our Compensation Committee considered each executive's equity ownership level, retention value of outstanding equity grants, survey data compiled by Radford for new hire grants made to executives at comparable public companies, survey data compiled by Radford for equity ownership levels of private companies in later stages of development, the executive's performance and the executive's expected contributions to the Company. Following such consideration, and based on advice and input from Radford, our Compensation Committee and with respect to Mr. Anido, our Board, granted the following number of performance-based RSUs to our executive officers on January 7, 2013:

Name	Performance-Based RSUs
Armando Anido	317,580
Terri B. Sebree	125,000
Keith A. Goldan	125,000
Michael F. Marino	135,000
Gerald W. McLaughlin	125,000

        Retention Bonuses.    As noted above, to address retention issues facing the Company following the reduction in workforce, our Compensation Committee awarded retention bonuses to each of our executive officers (other than Mr. Anido). Ms. Sebree is eligible to receive a $50,000 retention bonus and Mr. Goldan, Mr. Marino and Mr. McLaughlin are each eligible to receive a $40,000 retention bonus. These retention bonuses are payable only if the executive remains in our employ until December 31, 2013 or sooner upon certain specified events, including our termination of the executive without cause.

Employment Agreements and Severance and Change of Control Benefits

        We have entered into employment agreements with each of our named executive officers. These employment agreements were designed to be part of a competitive compensation package and keep our named executive officers focused on our business goals and objectives. The employment agreements provide for specific base salaries, incentive compensation and severance and change of control benefits. The employment agreements also provide for payments and other benefits if we terminate a named executive officer's employment without "cause," or if a named executive officer terminates employment for "good reason." Such payments and other benefits are generally greater in the event the termination occurs in connection with a change of control. In general terms, a change of control is deemed to occur if:

  •
  A person, entity or affiliated group acquires more than 50% of our then outstanding voting securities;

  •
  We merge into another entity, unless the holders of our voting securities immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

  •
  We sell or dispose of all or substantially all of our assets;

  •
  We are liquidated or dissolved; or

  •
  A majority of the members of our Board is replaced during any 12-month period or less by directors whose appointment or election is not endorsed by a majority of the incumbent directors.

        We have structured change of control benefits for our named executive officers, other than accelerated vesting of equity awards, to be "double trigger" benefits. In other words, a change of control by itself does not generally trigger benefits. Rather, cash benefits are paid only if the employment of the executive is terminated in specified circumstances during a determined period before or after a change of control. We believe "double trigger" cash benefits maximize stockholder value because they prevent an unintended windfall to executives in the event of a friendly change of control, while still providing executives appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs.

        See the "Executive Compensation—Potential Payments Upon Termination or Change of Control" section of this Information Statement for additional details regarding our named executive officers' employment agreements.

Other Benefits

        We do not offer perquisites. Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, short and long-term disability, and our 401(k) plan, in each case, on the same basis as other employees, subject to applicable laws. We also provide vacation and other paid holidays to all employees, including our named executive officers.

Tax Considerations

        Although our Compensation Committee considers the tax and accounting treatment associated with the cash and equity grants it makes, these considerations are not dispositive. Section 162(m) of the Code places a limit of $1.0 million per person on the amount of compensation that we may deduct in any year with respect to each of our named executive officers. There is an exemption from the $1.0 million limitation for performance-based compensation that meets certain requirements. Grants of options or SARs under our 2010 Plan are intended to qualify for the exemption. Grants of restricted stock or stock units that are made in the future under our 2010 Plan may qualify for the exemption if vesting is contingent on the attainment of objectives based on the performance criteria set forth in the plan and if certain other requirements are satisfied. Grants of restricted stock or stock units that vest solely on the basis of service cannot qualify for the exemption. In addition, the terms of our 2010 Plan contemplate that cash performance bonuses made in the future may qualify for the exemption. To maintain flexibility in compensating named executive officers in a manner designed to promote varying company goals, our Compensation Committee has not adopted a policy requiring all compensation to be deductible. Our Compensation Committee may approve compensation or changes to plans, programs or grants that may cause the compensation or grants to exceed the limitation under Section 162(m) if it determines that action is appropriate and in our best interests.

Securities Trading Policy

        To further align the interests of our named executive officers with the interests of our stockholders, our Insider Trading Policy does not permit named executive officers (or other specified persons) to engage in certain short-term or speculative transactions involving our securities or hedging transactions intended to offset any decrease in the market price of our securities. Trading is permitted only during announced trading periods or in accordance with a previously established trading plan that meets SEC requirements. At all times, including during announced trading periods, our named executive officers (and other specified persons) are required to receive preclearance from our General Counsel prior to entering into any transactions involving our securities, unless those sales occur in accordance with a previously established trading plan that meets SEC requirements.

Risk Considerations in our Compensation Program

        Our Compensation Committee has considered the concept of risk as it relates to our compensation program. While behavior that may result in inappropriate risk taking cannot necessarily be prevented by the structure of compensation practices, we believe that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. Our compensation program is comprised of both fixed and incentive-based elements. The fixed compensation (i.e., regular salary) provides reliable, foreseeable income that mitigates the focus of our employees on the immediate financial performance of our company or its stock price, encouraging them to make decisions in our best long-term interests. The incentive components are designed to be sensitive to both our short- and long-term performance and stock price. In combination, we believe that our compensation structures do not encourage our officers and employees to take unnecessary or excessive risks in performing their duties.

2012 Summary Compensation Table

        The following table presents information regarding the compensation of our named executive officers for 2012, 2011 and 2010.

Name and Principal Position	Year	Salary	Bonus		Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Armando Anido(4)	2012	$168,365			$1,971,639	$2,039,767	$102,465	$8,070	$4,290,305
Chief Executive Officer	2011	—	—		—	—	—	—	—
	2010	—	—		—	—	—	—	—
Jane H. Hollingsworth(5)	2012	$253,077	—		—	$246,092	$57,830	$673,667	$1,230,666
Former Chief Executive	2011	$398,846	—		—	—	—	$8,718	$407,564
Officer	2010	$337,934	—		—	$358,943	$144,688	$8,718	$850,283
Terri B. Sebree	2012	$324,087	$20,000	(7)	—	$76,924	$66,715	$8,868	$496,593
President	2011	$314,615	—		—	—	$66,081	$8,718	$389,414
	2010	$296,981	—		—	$161,523	$92,548	$8,718	$559,770
Keith A. Goldan	2012	$308,654	$20,000	(7)	—	$83,626	$63,538	$8,868	$484,686
Senior Vice President and	2011	$299,423	—		—	—	$57,684	$8,718	$365,825
Chief Financial Officer	2010	$281,673	—		—	$116,651	$85,146	$8,718	$492,188
Michael F. Marino(6)	2012	$271,215	$20,000	(7)	—	$65,273	$65,625	$8,868	$430,982
Senior Vice President and	2011	$256,346	—		—	—	$50,014	$8,718	$315,078
General Counsel	2010	$50,000	$20,000		—	$315,866	—	$1,728	$387,594
Gerald W. McLaughlin	2012	$289,415	$20,000	(7)	—	$69,902	$64,313	$8,868	$452,498
Senior Vice President and	2011	$279,423	—		—	—	$68,539	$8,718	$356,680
Chief Commercial Officer	2010	$238,925	—		—	$116,651	$64,209	$8,718	$428,503

(1)
Amounts in this column represent the aggregate grant date fair value of all option awards granted to the named executive officer during the fiscal year shown, computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the named executive officers. The assumptions made in valuing the option awards reported in this column are discussed in the Company's audited financial statements (Note 3(h), Summary of Significant Accounting Policies under subsection "Stock-Based Compensation," and in Note 8, Stock- Based Compensation)

  included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC. Excluded from the amounts reported in this column are performance-based stock option awards that were granted to the named executive officers in 2010 and in 2012. At the date of grant, and again at December 31, 2011 and December 31, 2012, the Company had not deemed the achievement of the performance goals to be probable, and therefore no compensation expense was ascribed to such awards pursuant to FASB ASC Topic 718. In April 2012, the 2010 performance-based stock options terminated pursuant to their terms because the performance goals had not been achieved. If the performance goals applicable to the 2012 performance-based stock options are achieved at the highest level, the number of options that would be earned by the named executive officers and the grant date fair value of such options would be as follows:

Name	Number of Options Assuming Maximum Performance Related to 2012 Performance Grants (#)	Grant Date Fair Value Assuming Maximum Performance Related to the 2012 Performance Grants
Jane H. Hollingsworth	50,115	$107,817
Terri B. Sebree	15,665	$33,702
Keith A. Goldan	17,030	$36,638
Michael F. Marino	13,293	$28,599
Gerald W. McLaughlin	14,235	$30,625
(2)
Amounts in this column represent annual performance bonuses earned for the year shown based on pre-established performance objectives. Annual performance bonuses for 2012 were paid on December 31, 2012 and are described in more detail under the "Compensation Discussion and Analysis—Annual Performance Bonuses" section of this Information Statement.

(3)
Unless otherwise noted, amounts in this column represent the premiums paid by the Company for life insurance and long-term disability insurance coverage for the named executive officer, plus the employer matching contributions made on behalf of the named executive officer to the company's 401(k) plan.

(4)
Mr. Anido commenced employment with us as Chief Executive Officer on July 25, 2012.

(5)
Ms. Hollingsworth resigned as Chief Executive Officer on July 25, 2012.

(6)
Mr. Marino commenced employment with us as Vice President, General Counsel and Secretary on October 7, 2010.

(7)
Ms. Sebree, Mr. Goldan, Mr. Marino and Mr. McLaughlin each received a $20,000 discretionary performance bonus for their performance in 2012 in light of prevailing conditions. These bonuses were paid on December 31, 2012 and are described in more detail under the "Compensation Discussion and Analysis—Annual Performance Bonuses" section of this Information Statement.

(8)
Amount in this column includes $8,298 for premiums paid by the company for life insurance and long-term disability insurance coverage, as well as the employer matching contributions made on behalf of Ms. Hollingsworth to the Company's 401(k) plan. Amount also includes the following payments made or to be made to Ms. Hollingsworth pursuant to the terms of the severance agreement we entered into with Ms. Hollingsworth in connection with her resignation as chief executive officer on July 25, 2012: (i) $12,677 of accrued and unused vacation pay, (ii) $31,692 of continued salary, (iii) $618,000 of total severance payments to be paid to Ms. Hollingsworth in 2012 through 2014 and (iii) reimbursement for $3,000 of professional fees incurred by Ms. Hollingsworth in connection with the execution of her severance agreement.

2012 Grants of Plan-Based Awards

        The following table presents information regarding the plan-based awards granted to our named executive officers in 2012.

					Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards; Number of Securities or Units		All Other Option Awards; Number of Securities Underlying Options		Exercise or Base Price of Option Awards ($/share)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)											Grant Date Fair Value of Stock and Option Awards($)(7)
					Threshold (#)	Target (#)	Maximum (#)
Name	Grant Date	Threshold	Target	Maximum
Armando Anido		$0	$102,465	$102,465	—	—	—	—		—		—	—
	7/25/2012	—	—	—	—	—	—	—		$738,190	(4)	$3.81	$2,039,767
	12/31/2012	—	—	—	—	—	—	$583,325	(3)				$1,971,639
Jane H. Hollingsworth	—	$0	$233,319	$291,648	—	—	—	—		—		—	—
	3/8/2012				$0	—	$50,115	—				$3.06	—	(6)
	3/8/2012							—		$115,650	(5)	$3.06	$246,092
Terri B. Sebree	—	$0	$113,430	$141,788	—	—	—	—		—		—	—
	3/8/2012				$0	—	$15,665	—				$3.06	—	(6)
	3/8/2012							—		$36,150	(5)	$3.06	$76,924
Keith A. Goldan	—	$0	$108,029	$135,036	—	—	—	—		—		—	—
	3/8/2012				$0	—	$17,030	—		—		$3.06	—	(6)
	3/8/2012							—		$39,300	(5)	$3.06	$83,626
Michael F. Marino	—	$0	$105,000	$131,250	—	—	—	—		—		—	—
	3/8/2012				$0	—	$13,293	—		—		$3.06	—	(6)
	3/8/2012							—		$30,675	(5)	$3.06	$65,273
Gerald W. McLaughlin	—	$0	$105,000	$131,250	—	—	—	—		—		—	—
	3/8/2012				$0	—	$14,235	—		—		$3.06	—	(6)
	3/8/2012							—		$32,850	(5)	$3.06	$69,902

(1)
Amounts in these columns show the threshold, target and maximum possible payouts for 2012 annual performance bonuses. Potential payout for 2012 annual performance bonuses could be $0 and the maximum payment is equal to 125% of the target payout for all named executive officers other than Mr. Anido. Mr. Anido commenced employment with the Company on July 25, 2012. The amount of his target bonus for 2012 was defined in his employment agreement. The actual amounts earned with respect to these bonuses for 2012 are included in the "2012 Summary Compensation Table" under the "Non-Equity Incentive Plan Compensation" column. These annual performance bonuses are described in more detail under "Compensation Discussion and Analysis—Annual Performance Bonuses".

(2)
Amounts in this column represent the number of performance-based stock options that may be earned if the performance goals are achieved. If the performance goals are not achieved then no stock options will be earned. These performance-based stock options (including the applicable performance goals and vesting) were granted under the 2010 Plan and are described in more detail under "Compensation Discussion and Analysis—Long-Term Incentives".

(3)
These restricted stock units (RSUs) were granted to Mr. Anido under the 2010 Plan. 116,665 of these RSUs were 100% vested on the date of grant. The remaining RSUs will vest 25% on July 25, 2013, with the balance vesting in twelve quarterly installments thereafter, so that 100% of the RSUs are vested in full on July 25, 2016, provided, however, that 174,998 of these RSUs contain provisions for accelerated vesting upon the achievement of certain specified milestones relating to FDA approval of ZECUITY and the first commercial sale of ZECUITY.

(4)
These time-based stock options were granted to Mr. Anido outside of the 2010 Plan as an inducement material to Mr. Anido's acceptance of employment with the Company in accordance with NASDAQ Listing Rule 5635(c)(4), which provides an exception to the NASDAQ shareholder approval requirements generally applicable to equity compensation plans. These stock options vest 25% on July 25, 2013, with the balance vesting in twelve quarterly installments thereafter, so that 100% of the options are vested in full on July 25, 2016, provided, however, that 369,095 of the options contain provisions for accelerated vesting upon certain specified milestones relating to financing, FDA approval of ZECUITY and the first commercial sale of ZECUITY.

(5)
These time-based stock options were granted to the specified named executive officers under the 2010 Plan. These stock options vest 25% on March 8, 2013, with the balance vesting in twelve quarterly installments thereafter, so that 100% of the stock options are vested in full on the fourth anniversary of the grant.

(6)
At the date of grant, and again at December 31, 2012, the Company had not deemed the achievement of the performance goals applicable to these performance-based stock option awards to be probable, and therefore the grant date fair value ascribed to such awards pursuant to FASB ASC Topic 718 is $0.

(7)
Amounts in this column reflect the aggregate grant date fair value of the option awards as calculated in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the named executive officers.

2012 Outstanding Equity Awards at Fiscal Year-End

        The following table presents information regarding the outstanding equity awards (consisting of stock options and restricted stock units) held by our named executive officers at December 31, 2012.

		Option Awards							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Exercised Options (#) Exercisable		Equity Incentive Plan Awards; Number of Securities Underlying Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Units that have not vested (#)		Market Value of Units that have not vested ($)
Armando Anido	7/25/2012	147,638	590,552	(1)	—		$3.81	7/25/2022	—		—
	12/31/2012	—	—		—		—	—	466,660	(2)	1,577,311.00	(3)
Jane H. Hollingsworth	9/11/2008	234,547	—		—		$1.92	9/11/2018	—		—
	1/29/2009	8,359	—		—		$1.92	1/29/2019	—		—
	8/5/2010	28,073	21,834	(4)	—		$10.00	8/5/2020	—		—
	3/8/2012	—	115,650	(6)	—		$3.06	3/8/2022	—		—
	3/8/2012	—	—		50,115	(5)	$3.06	3/8/2022	—		—
Terri B. Sebree	7/19/2005	12,476	—		—		$0.80	7/19/2015	—		—
	9/11/2008	131,515	—		—		$1.92	9/11/2018	—		—
	1/29/2009	7,486	—		—		$1.92	1/29/2019	—		—
	8/5/2010	9,301	9,825	(4)	—		$10.00	8/5/2020	—		—
	3/8/2012	—	36,150	(6)	—		$3.06	3/8/2022	—		—
	3/8/2012	—	—		15,665	(5)	$3.06	3/8/2022	—		—
Keith A. Goldan	12/15/2008	99,704	—		—		$1.92	12/15/2018	—		—
	8/5/2010	9,123	7,096	(4)	—		$10.00	8/5/2020	—		—
	3/8/2012	—	39,300	(6)	—		$3.06	3/8/2022	—		—
	3/8/2012	—	—		17,030	(5)	$3.06	3/8/2022	—		—
Michael F. Marino	10/7/2010	37,500	37,500	(7)	—		$5.93	10/7/2020	—		—
	3/8/2012	—	30,675	(6)	—		$3.06	3/8/2022	—		—
	3/8/2012	—	—		13,293	(5)	$3.06	3/8/2022	—		—
Gerald W. McLaughlin	9/20/2007	22,707	—		—		$1.44	9/20/2027	—		—
	9/11/2008	57,054	—		—		$1.92	9/11/2018	—		—
	1/29/2009	5,988	—		—		$1.92	1/29/2019	—		—
	8/5/2010	9,123	7,096	(4)	—		$10.00	8/5/2020	—		—
	3/8/2012	—	32,850	(6)	—		$3.06	3/8/2022	—		—

(1)
Represents unvested portion of stock option award that will vest 25% on July 25, 2013, with the remainder vesting in twelve equal quarterly installments thereafter; provided, however, that 221,457 of these unvested stock options contain provisions for accelerated vesting upon the achievement of certain specified milestones relating to FDA approval of ZECUITY and the first commercial sale of ZECUITY.

(2)
Represents unvested portion of RSU award that will vest 25% on July 25, 2013, with the remainder vesting in twelve equal quarterly installments thereafter, provided, however, that 174,998 of these unvested RSUs contain provisions for accelerated vesting upon the achievement of certain specified milestones relating to FDA approval of ZECUITY and the first commercial sale of ZECUITY.

(3)
Value based on the closing stock price of our common stock as reported on the NASDAQ Global Market on December 31, 2012, which was $3.38.

(4)
Represents unvested portion of stock option award that vested 25% on August 5, 2011 with the remainder vesting in twelve equal quarterly installments thereafter.

(5)
Represents the number of stock options that could be earned if the performance goal applicable to these performance-based stock options is achieved. If the performance goal is not achieved then no stock options will be earned. These performance-based stock options (including the applicable performance goal and vesting) were granted under the 2010 Plan and are described in more detail under "Compensation Discussion and Analysis—Long-Term Incentives".

(6)
Represents unvested portion of stock option award that will vest 25% on March 8, 2013, with the remainder vesting in twelve equal quarterly installments thereafter.

(7)
Represents unvested portion of stock option award that vested 25% on October 7, 2011 with the remainder vesting in 12 equal quarterly installments thereafter, so that 100% of the options are vested in full on the fourth anniversary of the grant

2012 Option Exercises and Stock Vested

        The following table presents information regarding the exercise of stock options and the vesting of restricted stock units during 2012.

Name	Number of Shares Acquired on Exercise of Stock Options (#)	Value Realized on Exercise of Stock Options ($)		Number of Shares Underlying of Vested Restricted Stock Units (#)	Value Realized on Vesting ($)
Armando Anido	—	—		116,665	394,328	(2)
Jane H. Hollingsworth	12,476	22,083	(1)	—	—
Terri B. Sebree	—	—		—	—
Keith A. Goldan	—	—		—	—
Michael F. Marino	—	—		—	—
Gerald W. McLaughlin	—	—		—	—

(1)
Represents the income recognized upon the exercise of 12,476 stock options, which had been granted on July 19, 2005. Such amount is calculated based on the closing price of our common stock as reported on the NASDAQ Global Market on the exercise date (November 16, 2012), which was $2.57 per share, less the option exercise price of $0.80 per share.

(2)
Represents the market value of the restricted stock units that vested as a result of the achievement of the equity financing milestone applicable thereto during 2012 based on the closing price of our common stock as reported on the NASDAQ Global Market on the vesting date (December 31, 2012), which was $3.38 per share.

Potential Payments upon Termination or Change of Control

Employment Agreements

        We have entered into employment agreements with each of our executive officers. Under these employment agreements, if the executive officer's employment ends for any reason, we will pay such executive officer accrued compensation and benefits. In addition, upon a termination due to death or disability, all executive officers are entitled to receive a pro-rata annual bonus paid in accordance with our annual bonus plan and, with respect to Mr. Anido only, all of his outstanding and unvested stock options and other equity-based awards shall become fully-vested and exercisable and remain exercisable for a period of 12-months following such termination; provided, that any performance-based awards shall only become fully-vested and exercisable for the periods specified if the performance criteria relating to such award is attained within 12 months following the date Mr. Anido ceases to be so employed by the Company. The employment agreements also provide for severance payments and other benefits if we terminate any executive officer's employment without "cause," or if any executive officer terminates employment for "good reason," either before or after a change of control.

        Upon a termination without "cause" or resignation for "good reason" at any time, each executive officer is entitled to the following severance payments and benefits:

  •
  Cash severance payments equal to a multiple of the executive's annual base salary as of the last day of employment, paid in accordance with regular payroll over a specified period as follows: 1.5x base salary paid for Mr. Anido paid in a lump sum, 1.0x base salary paid over 12 months for Ms. Sebree and 1.0x base salary paid over six months for Messrs. Goldan, Marino and

    McLaughlin if such termination occurs on or before July 24, 2013 and 0.5x base salary paid over six months if such termination occurs after July 24, 2013;

  •
  A pro-rata annual bonus paid in accordance with our annual bonus plan;

  •
  Continued medical and dental coverage, for the executive and dependents, if applicable, at the same level in effect at the time of termination for a specified period, as follows: 18 months for Mr. Anido and 12 months for Ms. Sebree and for Messrs. Goldan, Marino and McLaughlin; and

  •
  Vesting and exercisability of outstanding equity-based awards as follows:

  •
  For Mr. Anido: (i) continued vesting and exercisability of outstanding, unvested time-based stock options and other equity-based awards through the calendar quarter in which the 18 month anniversary of termination occurs; (ii) continued vesting and exercisability of outstanding and unvested performance-based awards for the periods specified in his employment agreement if the applicable performance criteria relating to such award is attained during the 12 month period following termination; and (iii) a period of 18 months following termination to exercise any outstanding time-based and performance-based stock options or other equity-based awards that are vested as of Mr. Anido's termination.

  •
  For Ms. Sebree: (i) vesting of outstanding stock options and other-equity based awards that would have vested had Ms. Sebree remained employed until the end of the calendar quarter in which the 12 month anniversary of such termination occurs (provided that outstanding unvested performance-based options and other equity-based awards shall vest in accordance with the terms of such award), and (ii) a period equal to the earlier of the 3 year anniversary of such termination or the expiration date of the relevant stock option or other equity-based awards to exercise vested stock options and other equity-based awards.

  •
  For Messrs. Goldan, Marino and McLaughlin: (i) continued vesting of outstanding and unvested stock options and other equity-based awards through the end of the calendar quarter in which the 12 month anniversary of such termination occurs if termination occurs on or before July 24, 2013, and, if termination occurs after July 24, 2013, through the end of the calendar quarter in which the 6 month anniversary of such termination occurs, and (ii) a period following termination to exercise vested stock options and other equity-based awards equal to the 18 month anniversary of such termination if termination occurs on or before July 24, 2013 and if termination occurs after July 24, 2013, until the 12 month anniversary of such termination.

        Upon a termination without "cause" or resignation for "good reason" within the 90 days preceding a change of control or on or within the 12 months following a change of control, each executive officer is entitled to the following severance payments and benefits:

  •
  Cash severance payments equal to the sum of (1) a multiple of the executive's annual base salary as of the last day of employment; (2) pro-rata annual bonus; and (3) a multiple of the executive's target annual bonus in effect at the time of termination, paid in accordance with regular payroll over a specified period as follows: 2.0x base salary and target annual bonus for Mr. Anido and 1.0x base salary and target annual bonus for Ms. Sebree and for Messrs. Goldan, Marino and McLaughlin;

  •
  Continued medical and dental coverage, for the executive and dependents, if applicable, at the same level in effect at the time of termination for a specified period, as follows: 18 months for Mr. Anido and 12 months for Ms. Sebree and for Messrs. Goldan, Marino and McLaughlin; and

  •
  Immediate vesting of all outstanding and unvested time-based options and other equity-based awards held by the executive at the termination date and:

  •
  For Mr. Anido: (i) continued vesting and exercisability of outstanding and unvested performance-based awards for the periods specified in Mr. Anido's employment agreement if the applicable performance criteria relating to such award is attained during the 12-month period following Mr. Anido's termination, and (ii) a period of 18 months following termination to exercise any equity-based awards that are vested as of Mr. Anido's termination.

  •
  For Ms. Sebree: (i) vesting of outstanding stock options and other-equity based awards that would have vested had Ms. Sebree remained employed until the end of the calendar quarter in which the 12 month anniversary of such termination occurs (provided that outstanding unvested performance-based options and other equity-based awards shall vest in accordance with the terms of such award), and (ii) a period equal to the earlier of the 3 year anniversary of such termination or the expiration date of the relevant stock option or other equity-based awards to exercise vested stock options and other equity-based awards.

  •
  For Messrs. Goldan, Marino and McLaughlin: (i) vesting of outstanding stock options and other equity-based awards that would have vested had the executive remained employed until the end of the calendar quarter in which the 12 month anniversary of such termination occurs, and (ii) a period following termination to exercise vested stock options and other equity-based awards equal to the 18 month anniversary of such termination.

        For purposes of the employment agreements, "cause" generally means the executive's:

  •
  Engagement in conduct constituting a breach of fiduciary duty, gross negligence or willful misconduct relating to us or the performance of the executive's duties; provided that no act or failure to act shall be deemed "willful" unless done, or omitted to be done, by the executive not in good faith or without reasonable belief that such action or omission was in our best interest;

  •
  Substantial and continued failure to perform the executive's material duties in a satisfactory manner after written notice specifying the areas in which performance is unsatisfactory and, if subject to cure, the executive's failure to perform within 30 days after the notice;

  •
  Commission of any act of fraud;

  •
  Violation of any covenants or agreements in our favor regarding confidentiality, non-competition and/or non- solicitation; or

  •
  Conviction of a felony or a crime involving moral turpitude under the laws of the U.S. or any state or political subdivision thereof.

        For purposes of the employment agreements, "good reason" shall generally be deemed to exist in the event of:

  •
  A material reduction of the executive officer's duties and responsibilities, which means the assignment to the executive officer of duties and responsibilities materially inconsistent with the executive's current duties and responsibilities;

  •
  A material reduction of base salary or target bonus opportunity;

  •
  Our material breach of the employment agreement;

  •
  Failure by an assignee to agree to be bound by the terms of the employment agreement; or

  •
  Relocation to a place of employment more than 50 miles from the executive officer's previous place of employment.

        In general terms, under the employment agreements, a "change of control" occurs if:

  •
  A person, entity or affiliated group acquires more than 50% of our then outstanding voting securities;

  •
  We merge into another entity, unless the holders of our voting securities immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

  •
  We sell or dispose of all or substantially all of our assets;

  •
  We are liquidated or dissolved; or

  •
  A majority of the members of our board of directors is replaced during any 12-month period or less by directors whose appointment or election is not endorsed by a majority of the incumbent directors.

        The foregoing severance payments and benefits payable upon termination of employment to our executive officers are conditioned on the execution and nonrevocation of a standard written release of any and all claims, and continued compliance with terms of any agreement between the Company and employee. In addition, each executive officer is bound by restrictive covenants, which are conditions of the severance payments and benefits, including, without limitation, during the term of each executive's employment with us and for a period following termination of employment equal to the number of months each executive officer receives severance, each executive officer is bound by non-competition restrictive covenants.

        In the event any severance payments or benefits to our named executive officers would constitute an excess parachute payment within the meaning of section 280G of the Code and be subject to the excise tax imposed by section 4999 of the Code, the affected executive will be entitled to the greater of, on a net after-tax basis including the excise tax: (i) the largest amount of the payment that would result in no portion of the payment or benefit being subject to the excise tax under section 4999 of the Code, or (ii) the entire payment or benefit without any reduction to avoid the excise tax.

Severance Agreement

        Ms. Hollingsworth resigned as our Chief Executive Officer and director on July 25, 2012. In connection with her resignation we entered into a Severance Agreement with Ms. Hollingsworth. Pursuant to the terms of the Severance Agreement, we agreed to pay Ms. Hollingsworth severance and other benefits substantially similar to the severance payable upon a termination without cause prior to a change of control as provided for in her employment agreement, including:

  •
  $31,692 as continued salary for a period of 30 days following the separation date;

  •
  $12,677 as payment for accrued and unused vacation time through the separation date;

  •
  severance payments in the gross amount of $618,000, payable in 18 monthly installments commencing within 60 days of the separation date;

  •
  pro-rated bonus for 2012 based on the achievement of applicable performance objectives for 2012 and the number of days in 2012 that Ms. Hollingsworth was employed by the Company, payable at the same time bonuses are paid to all other employees in accordance with the Company's annual bonus plan;

  •
  continued medical, prescription and dental benefits for Ms. Hollingsworth, her spouse and dependents until January 25, 2014; and

  •
  reimbursement of $3,000 of professional fees incurred by Ms. Hollingsworth in connection with the execution of the Severance Agreement and the Consulting Agreement.

        Additionally, we agreed that:

  •
  all of Ms. Hollingsworth's outstanding unvested time-based stock options shall continue to vest until March 31, 2014; provided that her outstanding unvested performance-based stock options shall only vest if the Consulting Agreement is in effect at the time the applicable performance criteria relating to such option is satisfied;

  •
  if a New Drug Application for ZECUITY is approved on or before June 30, 2013 and the Consulting Agreement is in effect at the time of such approval, then all of Ms. Hollingsworth's outstanding unvested time-based and performance-based stock options shall become fully-vested and exercisable; and

  •
  all of Ms. Hollingsworth's vested stock options and any stock options that become vested pursuant to the foregoing provisions shall remain exercisable until August 24, 2015 (or until the scheduled expiration date of such stock option, if earlier).

        Concurrently with her resignation, we entered into a one-year consulting agreement with Ms. Hollingsworth pursuant to which Ms. Hollingsworth agreed to provide up to 20 hours per month of consulting services to the Company from August 1, 2012 through July 31, 2013. For her services, the Company will pay Ms. Hollingsworth a non-refundable monthly retainer of $10,000 during the term of the agreement.

Estimated Potential Payments upon Termination or Change of Control

        The following table shows the estimated benefits payable to each of our named executive officers upon various hypothetical scenarios. The amounts shown are calculated using an assumed termination date of December 31, 2012 and exclude earned amounts such as vested or accrued benefits. Although the calculations are intended to provide reasonable estimates of the benefits payable, they are based on assumptions outlined in the footnotes below and may not represent the actual amount the named executive officer would receive under each scenario.

Name	Benefit Type	Termination Without Cause or Resignation for Good Reason (No Change of Control)		Change of Control (No Termination)	Termination Without Cause or Resignation for Good Reason (Change of Control)		Death, Disability or Retirement(1)
Armando Anido	Cash severance	$739,965	(3)		$1,054,930	(4)	$102,465
	Restricted Stock acceleration	$690,073	(5)	$1,577,311	$1,577,311	(6)	—
	Health benefits						—
Jane H. Hollingsworth(19)
Terri B. Sebree	Cash severance	$411,165	(7)	—	$438,008	(8)	$86,715
	Option acceleration(2)	$5,061		$16,581	$11,568		—
	Health benefits	$15,000	(9)	—	$15,000	(9)	—
Keith A. Goldan	Cash severance	$392,538	(10)	—	$417,150	(11)	$83,538
	Option acceleration(2)	$5,502		$18,026	$12,576		—
	Health benefits	$24,638	(12)	—	$24,638	(12)	—
Michael F. Marino	Cash severance	$385,625	(16)	—	$405,000	(17)	$85,625
	Option acceleration(2)	$4,295		$14,070	$9,816		—
	Health benefits	$24,638	(18)	—			—
Gerald W. McLaughlin	Cash severance	$384,313	(13)	—	$405,000	(14)	$84,313
	Option acceleration(2)	$4,599		$15,067	$9,816		—
	Health benefits	$24,638	(15)	—	$24,638	(15)	—

(1)
Amounts in this column represent the 2012 annual performance bonus earned by the named executive officer, payable pursuant to the officer's employment agreement.

(2)
Amounts reported represent the difference between the exercise price of the stock options that would accelerate and become vested as a result of the scenario applicable to each column (i.e., termination without cause, change in control, etc.)

  and the last reported sale price of our common stock on the NASDAQ Global Market on December 31, 2012 (which was $3.38 on that date). Information regarding stock options having an exercise price greater than $3.38 has been omitted. The actual value realized by the executive will vary depending on the date the options are exercised.

(3)
Represents 1.5 times Mr. Anido's annual base salary as of December 31, 2012 (such amount being $637,500), plus his earned 2012 annual performance bonus (such amount being $102,465), payable pursuant to his employment agreement.

(4)
Represents 2 times Mr. Anido's annual base salary as of December 31, 2012 (such amount being $850,000), plus 2 times his 2012 target annual performance bonus (such amount being $204,930), payable pursuant to his employment agreement.

(5)
Represents the fair value, using the December 31, 2012 closing share price of $3.38, of 204,164 RSUs that will continue to vest upon Mr. Anido's termination (with no change of control) per the terms of his employment agreement.

(6)
Represents the fair value, using the December 31, 2012 closing share price of $3.38, of 466,660 RSUs that will immediately vest upon Mr. Anido's termination pursuant to a change in control, per the terms of his employment agreement.

(7)
Represents Ms. Sebree's annual base salary as of December 31, 2012 (such amount being $324,450), plus her earned 2012 annual performance bonus (such amount being $86,715), payable pursuant to her employment agreement.

(8)
Represents Ms. Sebree's annual base salary as of December 31, 2012 (such amount being $324,450), plus her target annual bonus as of December 31, 2012 (such amount being $113,558), payable pursuant to her employment agreement.

(9)
Represents the cost of 12 months of continued health benefits for Ms. Sebree, payable pursuant to her employment agreement.

(10)
Represents Mr. Goldan's annual base salary as of December 31, 2012 (such amount being $309,000), plus his earned 2012 annual performance bonus (such amount being $83,538), payable pursuant to his employment agreement.

(11)
Represents Mr. Goldan's annual base salary as of December 31, 2012 (such amount being $309,000), plus his target annual bonus as of December 31, 2012 (such amount being $108,150), payable pursuant to his employment agreement.

(12)
Represents the cost of 12 months of continued health benefits for Mr. Goldan, payable pursuant to his employment agreement.

(13)
Represents Mr. McLaughlin's annual base salary as of December 31, 2012 (such amount being $300,000), plus his earned 2012 annual performance bonus (such amount being $84,313), payable pursuant to his employment agreement.

(14)
Represents Mr. McLaughlin's annual base salary as of December 31, 2012 (such amount being $300,000), plus his target annual bonus as of December 31, 2012 (such amount being $105,000), payable pursuant to his employment agreement.

(15)
Represents the cost of 12 months of continued health benefits for Mr. McLaughlin, payable pursuant to his employment agreement.

(16)
Represents Mr. Marino's annual base salary as of December 31, 2012 (such amount being $300,000), plus his earned 2012 annual performance bonus (such amount being $85,625), payable pursuant to his employment agreement.

(17)
Represents Mr. Marino's annual base salary as of December 31, 2012 (such amount being $300,000), plus his target annual bonus as of December 31, 2012 (such amount being $105,000), payable pursuant to his employment agreement.

(18)
Represents the cost of 12 months of continued health benefits for Mr. Marino, payable pursuant to his employment agreement.

(19)
Ms. Hollingsworth was not employed with the Company on December 31, 2012. We entered into a severance agreement with Ms. Hollingsworth on July 25, 2012. The terms of Ms. Hollingsworth's severance agreement are discussed above under "Potential Payments upon a Termination or Change of Control—Severance Agreement".

DIRECTOR COMPENSATION

General

        We compensate directors with a combination of cash, to compensate directors for their service, and equity, to align their interests with the long-term interests of our stockholders. Annually, generally between the fourth and first quarters, our Compensation Committee reviews and makes recommendations to our Board with respect to director compensation for the upcoming year. Generally, we seek to align the cash and equity components of director compensation with approximately the 50th percentile of our peer group.

        Set forth below is our director compensation policy. Directors who are also our employees receive no additional compensation (beyond their regular employee compensation) for their services as directors. Additionally, directors that were appointed to our Board in October 2012 on behalf of the holders of our previously outstanding shares of Series A Preferred Stock did not receive compensation for their services as directors in 2012.

Board of Directors:
Director Retainer	$35,000 per year(1)
Chairman Retainer	$35,000 per year (additional)(1)
Annual Option Grant	6,750 options(2)
New Director Option Grant	13,500 options(3)
Audit Committee:
Chairman Retainer	$15,000 per year(1)
Member Retainer	$7,500 per year(1)
Compensation Committee:
Chairman Retainer	$10,000 per year(1)
Member Retainer	$5,000 per year(1)
Nominating and Corporate Governance Committee:
Chairman Retainer	$5,000 per year(1)
Member Retainer	$3,500 per year(1)

(1)
Paid in quarterly installments at the beginning of each calendar quarter for service during the prior quarter. Prior to the beginning of each calendar year, directors may submit an irrevocable election to receive stock options in lieu of quarterly cash payments during the year, in an amount based on the Black-Scholes valuation used for financial reporting purposes. Stock options issued in lieu of cash compensation pursuant to this election have an exercise price equal to the closing price per share of our common stock as reported on the NASDAQ Global Market on the date of grant, are fully-vested on the date of grant and have a term of ten years.

(2)
Annual option grants are made to all non-employee directors in office after each annual meeting of stockholders. Annual option grants vest in full on the earlier of the day before the following year's annual meeting of stockholders, and the one year anniversary of the grant date, but vest in full earlier upon a change of control of NuPathe or the death or total disability of the director. Annual option grants have an exercise price equal to the closing price per share of our common stock as reported on the NASDAQ Global Market on date of grant and a term of ten years.

(3)
New director option grants are made on the date that a new non-employee director joins the Board. New director option grants vest one-third per year beginning on the one year anniversary of the grant date, but vest in full earlier upon a change of control of NuPathe or the death or total disability of the director. New director option grants have an exercise price equal to the closing price per share of our common stock as reported on the NASDAQ Global Market on date of grant and a term of ten years.

        In connection with its annual review of director compensation in the fourth quarter of 2011, our Compensation Committee engaged Radford, an AON Hewitt Company (referred to in this Information Statement as "Radford"), as its independent compensation consultant, to (i) review our overall director compensation, (ii) benchmark such compensation in relation to our peer group (please refer to the "Executive Compensation—Compensation Discussion and Analysis" section of this Information Statement for a discussion of the companies comprising our peer group for this purpose), and (iii) provide recommendations to ensure that our compensation programs continue to enable us to attract and retain qualified directors through competitive compensation packages. The peer group data compiled by Radford indicated that our total director compensation was aligned with the 25-50th percentile of our peer group. Nevertheless, our Compensation Committee determined not to adjust our director compensation policy at the time given the Company's cash constraints.

2012 Director Compensation

        The following table presents information regarding the compensation of our directors for 2012.

Name	Fees Earned or Paid in Cash(1)		Option Awards ($)(2)(3)	Total ($)
Wayne P. Yetter	$71,386	(9)	$15,055	$86,441
Armando Anido(4)	—		—	—
Michael Cola	$45,000	(10)	$15,055	$60,055
Jeanne Cunicelli(5)	$37,375	(11)	$15,055	$52,430
James A. Datin(6)	—		—	—
William J. Federici	$53,500	(12)	$15,055	$68,555
Jane H. Hollingsworth(7)	—		—	—
Richard S. Kollender(6)	—		—	—
Gary J. Kurtzman, MD(8)	$36,563	(13)	$15,055	$51,618
Robert P. Roche, Jr.	$47,500	(14)	$15,055	$62,555
Brian J. Sisko(6)	—		—	—

(1)
Amounts in this column represent retainers earned under our director compensation policy and payable in cash. Prior to the beginning of each calendar year, directors may submit an irrevocable election to receive stock options in lieu of quarterly cash retainer payments during the year, in an amount based on the grant date fair value of such options. See footnote 3 and footnotes 9 through 14 below for additional information.

(2)
Mr. Yetter, Mr. Cola, Ms. Cunicelli, Mr. Federici, Dr. Kurtzman and Mr. Roche each received an option grant for 6,750 shares in connection with their re-election at our 2012 annual meeting of stockholders in accordance with the Company's director compensation policy. These options have an exercise price of $3.37 per share (which was the closing price per share of our common stock as reported on the NASDAQ Global Market on June 7, 2012, the date of grant). The grant date fair value of each of these option grants was $15,055. These options vest in full at the earlier of (i) the day before the Company's 2013 annual meeting and (ii) the one year anniversary of the date of grant. As noted in footnote 1 above, prior to the beginning of each calendar year, directors may submit an irrevocable election to receive stock options in lieu of quarterly cash retainer payments during the year, in an amount based on the grant date fair value of such options. Stock options issued to directors making such an election are not reported in this column.

The aggregate number of shares subject to outstanding option awards held by our non-employee directors as of December 31, 2012 was as follows:

Name	Number of Options Outstanding at December 31, 2012
Wayne P. Yetter	40,397
Michael Cola	100,919
Jeanne Cunicelli	51,751
James A. Datin	—
William J. Federici	37,945
Richard S. Kollender	—
Gary J. Kurtzman, MD	50,924
Robert P. Roche, Jr.	69,635
Brian J. Sisko	—
(3)
Amounts in this column represent the grant date fair value of option awards granted to non-employee directors during 2012, computed in accordance with Financial Accounting Standards

  Board Accounting Standards Codification Topic 718 (referred to as "FASB ASC Topic 718"). These amounts do not necessarily correspond to the actual value that may be realized by non-employee directors. The assumptions made in valuing the option awards reported in this column are discussed in the Company's audited financial statements (Note 3(h), Summary of Significant Accounting Policies under subsection "Stock-Based Compensation," and in Note 8, Stock-Based Compensation) included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC.

(4)
As an officer of the Company, Mr. Anido does not receive additional compensation for his services as a director.

(5)
Ms. Cunicelli has agreed to surrender any compensation that she receives for services as a director to Bay City Capital LLC, where she serves as an Investment Partner. Ms. Cunicelli resigned as a director in October 2012.

(6)
Mr. Datin, Mr. Kollender and Mr. Sisko were appointed to our Board in October 2012 on behalf of the holders of our previously outstanding shares of Series A Preferred Stock and did not receive compensation for their services as directors in 2012.

(7)
Ms. Hollingsworth resigned as a director and chief executive officer of the Company in July 2012. As an officer of the Company, Ms. Hollingsworth did not receive additional compensation for her services as a director.

(8)
Dr. Kurtzman has agreed to surrender any compensation that he receives for services as a director to Safeguard Scientifics, where he serves as a Senior Vice President. Dr. Kurtzman resigned as a director in October 2012.

(9)
Mr. Yetter elected to receive 10% of his 2012 retainer fees, representing an aggregate of $7,139, in stock options pursuant to the Company's director compensation policy. As a result, on March 31, June 30, September 30 and December 31, 2012, Mr. Yetter received 733, 637, 730 and 823 stock options having a grant date fair value of $1,750, $1,750, $1,750 and $1,889, respectively. These stock options have an exercise price of $3.70, $4.03, $3.56 and $3.38 (which was the closing price per share of our common stock as reported on the NASDAQ Global Market on the date of grant), respectively, and were fully-vested on the date of grant.

(10)
Mr. Cola elected to receive all of his 2012 retainer fees, representing an aggregate of $45,000, in stock options pursuant to the Company's director compensation policy. As a result, on March 31, June 30, September 30 and December 31, 2012, Mr. Cola received 4,714, 4,098, 4,695 and 4,906 stock options having a grant date fair value of $11,250, $11,250, $11,250 and $11,250, respectively. These stock options have an exercise price of $3.70, $4.03, $3.56 and $3.38 (which was the closing price per share of our common stock as reported on the NASDAQ Global Market on the date of grant), respectively, and were fully-vested on the date of grant.

(11)
Ms. Cunicelli elected to receive all of her 2012 retainer fees, representing an aggregate of $37,375, in stock options pursuant to the Company's director compensation policy. As a result, on March 31, June 30, September 30 and December 31, 2011, Ms. Cunicelli received 4,189, 4,189, 4,800 and 1,253 stock options having a grant date fair value of $11,500, $11,500, $11,500 and $2,875, respectively. These stock options have an exercise price of $$3.70, $4.03, $3.56 and $3.38 (which was the closing price per share of our common stock as reported on the NASDAQ Global Market on the date of grant), respectively, and were fully-vested on the date of grant.

(12)
Mr. Federici elected to receive 50% of his 2012 retainer fees, representing an aggregate of $26,750, in stock options pursuant to the Company's director compensation policy. As a result, on March 31, June 30, September 30 and December 31, 2012, Mr. Federici received 2,802, 2,436, 2,791 and 2,916 stock options having a grant date fair value of $6,688, $6,688, $6,687 and $6,687, respectively. These stock options have an exercise price of $3.70, $4.03, $3.56 and $3.38 (which was the closing price per share of our common stock as reported on the NASDAQ Global Market on the dates of grant), respectively, and were fully-vested on the date of grant.

(13)
Dr. Kurtzman elected to receive all of his 2012 retainer fees, representing an aggregate of $36,563, in stock options pursuant to the Company's director compensation policy. As a result, on March 31, June 30, September 30 and December 31, 2012, Dr. Kurtzman received 4,714, 4,098, 4,695 and 1,226 stock options having a grant date fair value $11,250, $11,250, $11,250 and $2,813. These stock options have an exercise price of $3.70, $4.03, $3.56 and $3.38 (which was the closing price per share of our common stock as reported on the NASDAQ Global Market on the date of grant), respectively, and were fully-vested on the date of grant.

(14)
Mr. Roche elected to receive all of his 2012 retainer fees, representing an aggregate of $47,500, in stock options pursuant to the Company's director compensation policy. As a result, on March 31, June 30, September 30 and December 31, 2012, Mr. Roche received 4,976, 4,326, 4,956 and 5,179 stock options having a grant date fair value of $11,875, $11,875, $11,875 and $11,875, respectively. These stock options have an exercise price of $3.70, $4.03, $3.56 and $3.38 (which was the closing price per share of our common stock as reported on the NASDAQ Global Market on the date of grant), respectively, and were fully-vested on the date of grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

        The following table sets forth information known to us concerning the beneficial ownership of our common stock as of December 20, 2013 (unless otherwise indicated by footnote below) for:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of our current directors;

  •
  each of our "named executive officers" listed in the "2012 Summary Compensation Table" below; and

  •
  all of our current directors and executive officers as a group.

        We have determined beneficial ownership in accordance with the rules and regulations of the SEC as indicated in the footnotes to the table below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent Beneficially Owned(2)
Greater Than 5% Beneficial Owners:
Quaker BioVentures II, L.P.(3)	7,858,717	21.9%
Safeguard Scientifics, Inc.(4)	7,679,139	21.4%
Battelle Ventures, L.P. and its affiliates(5)	3,454,014	10.1%
GlaxoSmithKline plc and its affiliates(6)	4,183,652	12.0%
Directors and Named Executive Officers(7):
Armando Anido(8)	641,597	1.9%
Jane H. Hollingsworth(9)	516,517	1.5%
Terri B. Sebree(10)	393,102	1.2%
Keith A. Goldan(11)	178,383	*
Michael F. Marino(12)	85,734	*
Gerald W. McLaughlin(13)	155,013	*
Michael Cola(14)	116,941	*
James A. Datin	20,620	*
William Federici(15)	45,955	*
Richard S. Kollender(16)	8,130,723	22.7%
Robert P. Roche, Jr.(17)	96,467	*
Brian J. Sisko	—	—
Wayne P. Yetter(18)	41,341	*
All Directors and Executive Officers as a Group (12 persons)(19):	9,905,876	26.5%

*
Less than 1%.

(1)
A person or group is deemed to be the beneficial owner of any shares of our common stock over which such person or group has sole or shared voting or investment power, plus any shares which such person or group has the right to acquire beneficial ownership of within 60 days of December 20, 2013, whether through the exercise of options, warrants or otherwise. Unless otherwise indicated by footnote below, the persons or entities identified in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

(2)
Beneficial ownership percentage is calculated for each person or group separately because shares of our common stock subject to options, warrants or other rights to acquire our common stock that are currently exercisable or exercisable within 60 days of December 20, 2013 are considered outstanding and beneficially owned by the person or group holding such options, warrants or other rights but not for the purpose of calculating the percentage ownership of any other person or group. As a result, beneficial ownership percentage for each person or group is calculated by dividing (x) the number of shares reported in the table as beneficially owned by such person or group, by (y) 33,307,135 shares (which represents the number of shares of our common stock that were outstanding on December 20, 2013) plus the number of shares that such person or group has the right to acquire beneficial ownership of within 60 days of December 20, 2013 as indicated in the footnotes below.

(3)
Consists of (i) 5,321,193 shares of common stock and (ii) 2,537,524 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 20, 2013 owned of record by Quaker BioVentures II, L.P. Quaker BioVentures Capital II, L.P. ("Quaker Capital L.P.")

  is the general partner of Quaker BioVentures II, L.P., and Quaker BioVentures Capital II, LLC ("Quaker Capital LLC") is the general partner of Quaker Capital L.P. As a result of the control that Quaker Capital L.P. exercises over Quaker BioVentures II, L.P. and the control that Quaker Capital LLC exercises over Quaker Capital L.P., each of Quaker Capital L.P. and Quaker Capital LLC may be deemed to beneficially own the shares held of record by Quaker BioVentures II, L.P. Richard S. Kollender is a member of our Board and a managing member of Quaker Capital LLC.

  The address of Quaker BioVentures II, L.P. is Cira Center, 2929 Arch Street, Philadelphia, PA 19104-2868. This information is based upon the Schedule 13D/A filed by Quaker BioVentures II, L.P. with the SEC on October 25, 2012 reporting beneficial ownership in our common stock.

(4)
Consists of 5,160,377 shares of common stock and 2,518,762 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 20, 2013 held of record by Safeguard Delaware, Inc., a wholly owned subsidiary of Safeguard Scientifics, Inc. The address of Safeguard Scientifics is 435 Devon Park Drive, Building 800, Wayne, PA 19087. This information is based upon the Schedule 13G filed by Safeguard Scientifics with the SEC on October 24, 2012 reporting beneficial ownership in our common stock.

Brian J. Sisko is a member of our Board and is an Executive Vice President and Managing Director of Safeguard Scientifics.

(5)
Includes with respect to Battelle Ventures, L.P. (i) 2,176,464 shares of common stock and (ii) 908,443 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 20, 2013. Includes with respect to Innovation Valley Partners, LP, an affiliate of Battelle Ventures, (i) 268,169 shares of common stock and (ii) 100,938 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 20, 2013. The address of Battelle Ventures is 103 Carnegie Center, Suite 100, Princeton, NJ 08540. This information is based upon the Schedule 13G filed by Battelle Ventures and Innovation Valley Partners with the SEC on February 13, 2013 reporting beneficial ownership in our common stock.

(6)
Consists of (i) 2,668,017 shares of common stock and (ii) 1,515,635 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 20, 2013. GlaxoSmithKline plc is the parent company of SR One, Limited, which holds these securities. The address of GlaxoSmithKline is 980 Great West Road, Brentford, Middlesex, TW8 9GS ENGLAND. This information is based upon the Schedule 13G filed by GlaxoSmithKline with the SEC on February 11, 2013 reporting beneficial ownership in our common stock.

(7)
The address for each of our directors and named executive officers is c/o NuPathe Inc., 7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania, 19355.

(8)
Consists of 641,597 shares of common stock issuable in respect of restricted stock units that are vested or will vest within 60 days of December 20, 2013.

(9)
Consists of (i) 300,689 shares of common stock, which includes 6,238 shares of common stock held by Jane Hollingsworth 2000 Irrevocable Family Trust I, and 6,238 shares of common stock held by Bradford Hollingsworth 2000 Irrevocable Family Trust I, (ii) 215,672 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 20, 2013, and (iii) 156 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 20, 2013. Ms. Hollingsworth disclaims beneficial ownership of the shares held by the Jane Hollingsworth 2000 Irrevocable Family Trust I and the Bradford Hollingsworth 2000 Irrevocable Family Trust I.

(10)
Consists of (i) 168,436 shares of common stock, (ii) 25,907 shares of restricted stock, (iii) 151,477 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 20, 2013, and (iv) 47,282 shares of common stock issuable in respect of restricted stock units that are vested or will vest within 60 days of December 20, 2013.

(11)
Consists of (i) 4,792 shares of common stock, (ii) 28,165 shares of restricted stock (iii) 99,704 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 20, 2013, and (iv) 45,722 shares of common stock issuable in respect of restricted stock units that are vested or will vest within 60 days of December 20, 2013.

(12)
Consists of 21,984 shares of restricted stock and (ii) 63,750 shares of common stock issuable in respect of restricted stock units that are vested or will vest within 60 days of December 20, 2013.

(13)
Consists of (i) 23,542 shares of restricted stock (ii) 85,749 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 20, 2013, and (iv) 45,722 shares of common stock issuable in respect of restricted stock units that are vested or will vest within 60 days of December 20, 2013.

(14)
Consists of 116,941 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 20, 2013.

(15)
Consists of 45,955 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 20, 2013.

(16)
Includes 5,321,193 shares of common stock and 2,537,524 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 20, 2013, owned of record by Quaker BioVentures II, L.P. Quaker BioVentures Capital II, L.P. ("Quaker Capital II L.P.") is the general partner of Quaker BioVentures II, L.P., and Quaker BioVentures Capital II, LLC ("Quaker Capital II LLC") is the general partner of Quaker Capital II L.P. As a result of the control that Quaker Capital II L.P. exercises over Quaker BioVentures II, L.P. and the control that Quaker Capital II LLC exercises over Quaker Capital II L.P., each of Quaker Capital II L.P. and Quaker Capital II LLC may be deemed to beneficially own the shares held of record by Quaker BioVentures II, L.P. Mr. Kollender is a managing member of Quaker Capital II LLC. Mr. Kollender disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares.

Also includes 268,879 shares of common stock and 3,127 shares of common stock issuable upon exercise of a warrant exercisable within 60 days of December 20, 2013, owned of record by BioAdvance Ventures, L.P. Quaker BioAdvance Management, LP ("BioAdvance Management") is the general partner of BioAdvance Ventures, L.P., and Quaker BioVentures Management, LLC ("BioVentures Management") is the general partner of BioAdvance Management. As a result of the control that BioAdvance Management exercises over BioAdvance Ventures, L.P. and the control that BioVentures Management exercises over BioAdvance Management, each of BioAdvance Management and BioVentures Management may be deemed to beneficially own the shares held of record by BioAdvance Ventures, L.P. Mr. Kollender is a managing member of BioVentures Management. Mr. Kollender disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares.

(17)
Consists of (i) 10,000 shares of common stock and (ii) 86,467 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 20, 2013.

(18)
Consists of 41,341 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 20, 2013.

(19)
Includes all of the Company's current directors and executive officers as a group (12 individuals). Consists of (i) 5,793,920 shares of common stock, (ii) 99,598 shares of restricted stock, (iii) 844,073 shares of common stock issuable in respect of restricted stock units that are vested or will vest within 60 days of December 20, 2013, (iv) 2,540,651 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 20, 2013, and (v) 627,634 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 20, 2013.

 SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934, as amended (referred to in this Information Statement as the "Exchange Act") requires our directors, executive officers and persons who beneficially own more than 10% of our common stock to file initial reports of their ownership of our common stock and reports of changes in such ownership with the SEC. Based on information furnished to us by such persons, we believe all such filing requirements were satisfied for 2012, except that due to administrative error, Form 4 filings were not timely made to report stock options received by Ms. Hollingsworth, Ms. Sebree, Mr. Goldan, Mr. Marino and Mr. McLaughlin on March 8, 2012. These options were awarded to such executive officers by our Compensation Committee in connection its annual review of executive compensation.

 COMPENSATION COMMITTEE REPORT(1)

        We, the members of the Compensation Committee of the Board, have reviewed and discussed with management the "Compensation Discussion and Analysis" section of this Information Statement. Based on this review and discussion, we have recommended to the Board that the "Compensation Discussion and Analysis" be included in this Information Statement.

Members of the Compensation Committee
Richard S. Kollender (Chair)
Michael Cola
Robert P. Roche, Jr.

AUDIT COMMITTEE REPORT(2)

        We, as members of the Audit Committee, assist the Board in fulfilling its responsibility for oversight of the accounting, auditing and financial reporting processes of the Company. Our functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm. The Company's management is responsible for the financial statements and financial reporting process, including the system of internal controls. KPMG LLP, as the Company's independent registered public accounting firm, is responsible for performing an audit of the Company's financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board and expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles and on whether the financial statements present fairly in all material respects the financial position and results of operations of the Company. Our responsibility is to oversee these processes.

        In this context, we report as follows:

  •
  We have reviewed and discussed with management and KPMG LLP the Company's audited financial statements;

  •
  We have discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as adopted by the Public Company Accounting Oversight Board; and

  •
  We have received the written disclosures and the letter from KPMG LLP, required by applicable requirements of the Public Company Accounting Oversight Board, regarding KPMG LLP's communications with the Audit Committee concerning independence, and have discussed with KPMG LLP that firm's independence.

        Based upon the review and discussions referred to above, we recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the SEC.

William J. Federici (Chair) Robert P. Roche, Jr. Wayne P. Yetter

(1)
Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Information Statement, in whole or in part, the Compensation Committee Report shall not be incorporated by reference into any such filings.

(2)
The material in this report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Information Statement and irrespective of any general incorporation language in such filing.

 ANNEX C

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.